THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in ONFEM Holdings Limited, you should at once hand this circular to the purchaser or to the transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, [redacted] its accuracy or completeness and expressly disclaims any liability [redacted]soever arising from or in reliance upon the whole or any part of the

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

MAJOR AND CONNECTED TRANSACTION
FORMATION OF THE JOINT VENTURE COMPANY
FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC
INCLUDING
PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

Financial Adviser to ONFEM Holdings Limited

MANAGEMENT CAPITAL LIMITED

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of ONFEM Holdings Limited

ACCESS CAPITAL

A letter from the Independent Board Committee (as defined in this circular) is set out on pages 15 to 16 of this circular.

A letter from Access Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders (as defined in this circular), containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 17 to 29 of this circular.

24 May 2006

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"associate(s)"	has the meaning given to it in the Listing Rules
"Board"	the board of Directors
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning given to it in the Listing Rules
"controlling shareholder(s)"	has the meaning given to it in the Listing Rules
"Directors"	the directors (including the independent non-executive directors) of the Company
"Excess Loan"	29% (amounting to approximately RMB44,437,000 or HK$42,728,000) of the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), being the Initial Financing of RMB180,000,000 (approximately HK$173,077,000) less the contribution from WODL of US$957,000 (approximately HK$7,465,000) and ONFEM SPV's share in funding the registered capital of the Project Company of US$2,343,000 (approximately HK$18,275,000)
"Further Financing"	the outstanding financing needs of the Project Company from time to time beyond the Initial Financing and financing from financial institutions that could be arranged by the Project Company or the registered capital of the Project Company, that has to be increased (in addition to the present initial registered capital of US$3,300,000 (approximately HK$25,740,000))
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	the independent board committee of the Company comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, all of whom are independent non-executive Directors, which has been formed by the Board for the purpose of advising the Independent Shareholders in respect of the terms of the Transaction
"Independent Shareholders"	all Shareholders excluding any connected person with a material interest in the Transaction and any Shareholder with a material interest in the Transaction, and in this case, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that all Shareholders are independent from WODL and do not have a material interest in the Transaction
"Initial Financing"	the total financing of approximately RMB180,000,000 (approximately HK$173,077,000) before financing from financial institutions is expected to be arranged and made available to the Project Company, as estimated by ONFEM SPV and WODL, required by the Project Company to meet the full payment of the relevant land premium and other preliminary expenses, including the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000)
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited as well as the controlling shareholder (as defined in the Listing Rules) of the Company directly and indirectly interested in approximately 53.95% of the issued share capital of the Company as of the Latest Practicable Date
"KIL"	Karman Industries Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company

"Land"	the piece of land situated in Science Park, Jiangning District, Nanjing, the PRC (中國南京市江寧區科學園), and described as land No.2005G108 in the State Land Use Rights Transfer Contract (國有土地使用權出讓合同) entered into between ODCL and The Bureau of Land Resources, Jiangning Branch, Nanjing, Jiangsu Province, the PRC (中國江蘇省南京市國土資源局江寧分局) on 27 December 2005
"Latest Practicable Date"	19 May 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Ser"	Mr. Ser Kee Lee, elder brother of Mr. Tsui
"Mr. Tsui"	Mr. Tsui Ki Ting, younger brother of Mr. Ser
"ODCL" or "Joint Venture Company"	Oriental Dragon Construction Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company before completion of the Share Transfer. ODCL is currently owned as to 99.8% and 0.2% by KIL and SL (in trust for KIL) respectively, and as to 70.8%, 0.2% and 29% by KIL, SL (in trust for KIL) and WODL respectively after completion of the Share Transfer
"ONFEM SPV"	KIL and SL
"PRC"	the People's Republic of China, and for the purpose of this circular excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"Project Company"	龍建(南京)置業有限公司 (Dragon Construction (Nanjing) Properties Company Limited), a company established on 5 January 2006 in the PRC and wholly-owned by ODCL
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Transfer"	the transfer of a 29% equity interest in ODCL from KIL to WODL pursuant to the terms and conditions of the Shareholders' Agreement

"Shareholder(s)"	holder(s) of the Shares
"Shareholders' Agreement"	the shareholders' agreement of ODCL dated 11 April 2006 entered into amongst ONFEM SPV, WODL and ODCL
"Shares"	shares of par value of HK$0.10 each in the issued share capital of the Company
"SL"	Stillpower Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the formation of the Joint Venture Company including the provision of the Excess Loan
"WODL"	World Ocean Development Limited, a company incorporated under the laws of Hong Kong with limited liability, which is owned as to: 26.67% by Mr. Tsui; 23.33% by Mr. Ser; 10% by Ms. Yau Man Chun, Mr. Tsui's wife; 15% by Mr. Tsui Fung, Jack, Mr. Tsui's son; 15% by Mr. Tsui Ngai, Stanley, Mr. Tsui's son; and 10% by Ms. Tsui Dan, Daphne, Mr. Ser's daughter
"working days"	days on which banks in Hong Kong are generally open for businesses (excluding Saturdays)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	percentage

Unless otherwise stated, the conversion of RMB and US$ into HK$ is based on the exchange rate of HK$1.00 = RMB1.04 and US$1.00 = HK$7.80 respectively. Such conversion should not be construed as a representation that the amount in question has been, could have been or could be converted at any particular rate or at all.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

Executive Directors:
Mr. ZHOU Zhongshu, *Chairman*
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli

Independent Non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

24 May 2006

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION FORMATION OF THE JOINT VENTURE COMPANY FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC INCLUDING PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

1. INTRODUCTION

The Company announced on 11 April 2006 that ONFEM SPV entered into the Shareholders' Agreement with WODL and ODCL, pursuant to which ODCL will become the Joint Venture Company to undertake the property development on the Land through the Project Company. Upon completion of the Share Transfer, the equity interests in ODCL will be owned as to 71% by the Group and as to 29% by WODL.

The Transaction (formation of the Joint Venture Company including the provision of the Excess Loan) constitutes a major and connected transaction for the Company under the Listing Rules.

June Glory is the controlling shareholder of the Company directly and indirectly holding 416,585,852 Shares, representing approximately 53.95% of the issued share capital of the Company as of the Latest Practicable Date. June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of (a) any party to the Shareholders' Agreement or (b) any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction. **The Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in a general meeting and the Stock Exchange has granted such waiver accordingly.**

The purpose of this circular is to (i) provide the Shareholders with further details in relation to the Shareholders' Agreement; (ii) set out the advice from the Independent Board Committee to the Independent Shareholders; and (iii) set out the advice from Access Capital Limited to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

2. THE SHAREHOLDERS' AGREEMENT

Date

11 April 2006

Parties

(1) ONFEM SPV;

(2) WODL, a company with principal business activity of investment holding; and

(3) ODCL

Subject matter

The Shareholders' Agreement sets out, among other things, the transfer of a 29% equity interest in ODCL from KIL to WODL and how the Joint Venture Company shall be managed and operated, including the funding arrangements for the Joint Venture Company and the Project Company.

Background

On 21 December 2005, the Company entered into a non-binding letter of intent with Mr. Tsui and Mr. Ser in respect of the major terms relating to the bidding of and the joint development of the Land on a 71:29 basis. On the same date, through its indirect wholly-owned subsidiary, ODCL, the Company submitted a bid to acquire the land use rights of the Land at a price of RMB160,000,000 (approximately HK$153,846,000) in a public tender and such bid was awarded to ODCL on 23 December 2005.

On 5 January 2006, ODCL established the Project Company to acquire the legal title of the Land and undertake the property development project thereon. The Company had paid up the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). Mr. Tsui was appointed as one of the four directors of the Project Company upon its establishment.

As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser in relation to the bidding of and the joint development of the Land, it was intended that Mr. Tsui and Mr. Ser would form a joint venture with the Group through WODL which is owned by Mr. Tsui (together with his wife and sons) and Mr. Ser (together with his daughter), and WODL will own 29% equity interest in such joint venture. It is against this background that the Shareholders' Agreement was entered into amongst ONFEM SPV, WODL and ODCL. Pursuant to the Shareholders' Agreement, KIL will transfer 29% equity interest in ODCL to WODL for a cash consideration of HK$2,900. As a result, ODCL will become the Joint Venture Company owned as to 71% by the Group and as to 29% by WODL upon completion of the Share Transfer. ODCL will continue to be a subsidiary of the Company and its financial statements will continue to be consolidated into the Group's financial statements.

Business objectives of the Joint Venture Company and the Project Company

The Joint Venture Company is an investment holding company of the Project Company, the principal business of which will be property development on the Land.

Management of the Joint Venture Company and the Project Company

The board of directors of each of the Joint Venture Company and the Project Company will comprise four directors. ONFEM SPV and WODL will be entitled to nominate three directors and one director to each of the board of directors of the Joint Venture Company and the Project Company respectively. All major matters in relation to the property development project on the Land will be decided by the board of directors of the Joint Venture Company or the Project Company (as the case may be).

The Project Company will be managed by senior management nominated by ONFEM SPV and WODL respectively.

Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company

ONFEM SPV and WODL estimate that the Initial Financing would be amounted to approximately RMB180,000,000 (approximately HK$173,077,000). The Initial Financing will be provided by the Joint Venture Company by way of registered capital and shareholders' loans.

On 9 December 2005, the Company (on behalf of ONFEM SPV) received from WODL a sum of US$957,000 (approximately HK$7,465,000) in cash as the share of Mr. Tsui and Mr. Ser of the tender deposit for the Land pursuant to the negotiations of the above mentioned non-binding letter of intent between the Company and Mr. Tsui and Mr. Ser. Upon completion of the Share Transfer, such payment from WODL will be applied as the shareholder's loan from WODL to the Joint Venture Company in proportion to its equity interest in the Joint Venture Company for the purpose of funding the registered capital of the Project Company.

Pursuant to the Shareholders' Agreement, the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), being the Initial Financing of RMB180,000,000 (approximately HK$173,077,000) less the contribution from WODL of US$957,000 (approximately HK$7,465,000) and ONFEM SPV's share in funding the registered capital of the Project Company of US$2,343,000 (approximately HK$18,275,000), will be provided solely by ONFEM SPV (and/or its specified company or companies) by way of shareholder's loans to the Joint Venture Company. As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser and under the Shareholders' Agreement, to provide security for the repayment of the Excess Loan by the Joint Venture Company to ONFEM SPV, WODL will pledge (or will procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV certain unencumbered properties (the "**Pledging Properties**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the Excess Loan. All of the Pledging Properties are real estate properties in Hong Kong.

According to the estimates made by the Project Company, the aforesaid shareholders' loans of approximately HK$7,465,000 due to WODL and approximately HK$165,612,000 due to ONFEM SPV by the Joint Venture Company are expected to be repaid in full by 2009 when phase 1 of the development of the Land is sold.

The Company has engaged RHL Appraisal Limited, independent property valuers, to assess the value of the Pledging Properties (which comprise five residential and two commercial properties) and according to the valuation conducted by RHL Appraisal Limited, the Pledging Properties were valued in aggregate at approximately HK$53,500,000 as of 31 March 2006.

The Project Company shall arrange financing from financial institutions to fund its financing needs beyond the Initial Financing. If financing from financial

institutions is insufficient or if the registered capital of the Project Company has to be increased (in addition to the initial registered capital of US$3,300,000 (approximately HK$25,740,000)), ONFEM SPV and WODL may (and should in the case of an increase in the registered capital of the Project Company) provide funds to the Joint Venture Company by way of shareholders' loans in proportion to their respective equity interests in the Joint Venture Company to fund the Further Financing.

The Shareholders' Agreement also provides for the possibility of the Further Financing (except in the case of an increase in the registered capital of the Project Company) be provided solely by ONFEM SPV by way of shareholder's loans to the Joint Venture Company from time to time. In such case, WODL shall pledge (or shall procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV unencumbered asset(s) which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the share of the relevant shareholder's loans in proportion to the then equity interest of WODL in the Joint Venture Company.

Pursuant to the Shareholders' Agreement, the Company can from time to time appoint property valuers to revalue the Pledging Properties and any other assets pledged by WODL (or procured to be pledged by WODL) to ONFEM SPV pursuant to the Shareholders' Agreement (the "**Total Pledging Assets**"), and if the revaluation amount of the Total Pledging Assets (the "**Total Pledging Assets Revaluation**") is below the aggregate amount of the valuation of the Total Pledging Assets at the respective time when such properties and/or assets were pledged to ONFEM SPV (the "**Total Pledging Assets Valuation**"), WODL agrees to, at the direction of ONFEM SPV, pledge (or procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV additional unencumbered assets(s) (the "**Additional Pledging Assets**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the difference between the Total Pledging Assets Valuation and the Total Pledging Assets Revaluation.

If the Joint Venture Company is not able to repay the portion of its outstanding shareholder's loan owing to ONFEM SPV as secured by the Total Pledging Assets and the Additional Pledging Assets (if any), ONFEM SPV is entitled to enforce such security to satisfy such portion of such outstanding shareholder's loan.

The shareholding structure of ODCL will be adjusted in proportion to the contributions (including shareholders' loans and acceptable value of assets pledged) of ONFEM SPV and WODL in ODCL if (i) in the case of the Further Financing (other than an increase in the registered capital of the Project Company), WODL is not able to provide shareholder's loans or to pledge (or to procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) unencumbered asset(s) which are acceptable to ONFEM SPV, or (ii) in the case of an increase in the registered capital

of the Project Company, WODL is not able to provide shareholder's loan, or (iii) WODL is not able to provide (or procure the provision of) the Additional Pledging Assets.

Since the amount of the Further Financing, if any, cannot be ascertained at the time of the execution of the Shareholders' Agreement, the Company will comply with the applicable disclosure and shareholders' approval requirements under the Listing Rules to the extent required when the amount of the Further Financing, if any, could be ascertained.

Conditions precedent

The Shareholders' Agreement is subject to the following conditions precedent:

(1) the Company shall obtain the approval of its Shareholders in a general meeting or a shareholders' written approval acceptable to the Stock Exchange for the Transaction in accordance with the Listing Rules; and

(2) WODL shall pledge or procure the pledge of the unencumbered properties to ONFEM SPV as described under the paragraph entitled "Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company" above.

Condition precedent (1) has been fulfilled. If condition precedent (2) is not fulfilled or waived on or before 15 June 2006 or a later date to be agreed by ONFEM SPV and WODL, the Shareholders' Agreement shall terminate, and none of the parties to the Shareholders' Agreement shall be entitled to the rights or required to perform the obligations under the Shareholders' Agreement, save as rights and remedies which have accrued prior to the termination of the Shareholders' Agreement.

Completion

Completion of the Share Transfer will take place within 10 working days of ONFEM SPV giving a written notice to WODL of the satisfaction and/or waiver of the conditions precedent above or such later date as ONFEM SPV and WODL may agree. Upon completion of the Share Transfer, KIL will transfer to WODL 2,900 ordinary shares in ODCL, representing 29% of the issued share capital of ODCL, at a consideration which equals the par value of HK$1 per share in ODCL. The Joint Venture Company has a paid-up capital of HK$10,000. The consideration for such transfer of HK$2,900 will be payable in cash by WODL at completion of the Share Transfer.

3. FURTHER INFORMATION OF THE LAND

The Land is a piece of raw land for residential use including ancillary commercial facilities. The total area of the Land is approximately 310,295.5 square metres with an estimated total gross floor area of approximately 237,665.4 square metres.

The Company has engaged RHL Appraisal Limited to value the Land and the Land was valued at RMB160,000,000 (approximately HK$153,846,000 as of 31 March 2006 (the valuation report dated 24 May 2006 is included in Appendix III to this circular).

As of the Latest Practicable Date, RMB112,000,000 (approximately HK$107,692,000) of the total land premium of the Land of RMB160,000,000 (approximately HK$153,846,000) was paid. The remaining balance of the land premium of the Land is expected to be paid on or before 30 May 2006. Upon full payment of such land premium, the land use rights certificate of the Land is expected to be issued at around July 2006.

4. SOURCE OF FUNDING

The investment to be made by ONFEM SPV in the Joint Venture Company will be funded by the Group's internal resources and borrowings from financial institutions. No decision has yet been made as to the split between the funding of the total investment by ONFEM SPV in the Joint Venture Company by way of internal resources and external borrowings. As of the Latest Practicable Date, through ONFEM SPV by way of shareholder's loans, the Group provided a total sum of financing of approximately HK$143,183,000, of which approximately HK$70,000,000 was funded by bank borrowings and approximately HK$73,183,000 was funded by the internal resources of the Group, to the Joint Venture Company. The remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000) is expected to be fully financed by the Group, through ONFEM SPV by way of shareholder's loans, before or by around June 2006.

5. FINANCIAL EFFECTS

The investment of ONFEM SPV in the Joint Venture Company will be funded by the Group's internal resources and borrowings from financial institutions, which will increase the gearing of the Group. The formation of the Joint Venture Company has no material impact on the net assets of the Group.

The aforesaid increase in borrowings of the Group will increase the finance cost of the Group. However, since the shareholders' loans with respect to the Initial Financing will be provided by the Group to the Joint Venture Company and in turn to the Project Company at prevailing interest rate payable by the Project Company on loan of similar amount, duration and terms in the PRC and the finance cost will be capitalised during the course of development of the Land, accordingly the earnings of the Group will not be affected materially on a consolidated basis in this respect.

According to the audited financial statements of ODCL as at 31 December 2005, ODCL was in a net liability position of approximately HK$13,000 and its loss before and after tax for the year ended 31 December 2005 was approximately HK$1,051,000. Accordingly, the transfer of the 29% equity interest in ODCL to WODL for HK$2,900 will give rise to a gain of approximately HK$6,670 for the Group based on the audited net liability of ODCL as at 31 December 2005. Both of the audited loss before and after tax of ODCL for the year ended 31 December 2004 amounted to approximately HK$16,000. The Group intends to use such proceeds for general working capital purposes.

6. REASONS FOR AND BENEFITS OF ENTERING INTO THE SHAREHOLDERS' AGREEMENT AND PROVIDING THE EXCESS LOAN

The Group is principally engaged in real estate development, specialised construction, property leasing, manufacturing and trading and securities investment and trading businesses. As set out in the recent annual reports of the Company, the Group stated clearly that it would focus on property development as one of its principal businesses. The property development project on the Land is in line with the business objectives of the Group.

Mr. Tsui has extensive knowledge and experience in property development in the PRC and particularly in Nanjing. Mr. Tsui has managed and invested with his business partners in three residential property development projects in Nanjing, the PRC, of which one project has been completed and sold and the remaining two projects are in the selling phase (with units substantially sold). Mr. Tsui has also managed and invested with his business partners in two residential property development projects in Beijing, of which one is currently in the selling phase and the other one is in the planning stage. The management believes that Mr. Tsui is familiar with the local property market environment and has the business and personal network desirable for property development in Nanjing, the PRC, and that such attributes would be conducive to the development of the Land.

As a result of the negotiations with respect to the cooperation between Mr. Tsui and Mr. Ser on the one part and the Group on the other part, ONFEM SPV (or through its specified company or companies) has agreed to provide the Excess Loan to the Joint Venture Company. The Excess Loan, like other shareholders' loans provided to the Joint Venture Company, will be subject to an interest rate equivalent to prevailing interest rate on a loan of similar amount, duration and terms in the PRC.

The Directors confirm that the terms of the Shareholders' Agreement were determined after arm's length negotiations and on normal commercial terms and that the terms thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

7. CONNECTED AND MAJOR TRANSACTION AND WAIVER FROM REQUIREMENT OF HOLDING A GENERAL MEETING

Since Mr. Tsui was a director of the Project Company at the time the Shareholders' Agreement was entered into, he is a connected person of the Company by virtue of the fact that he is a director of a subsidiary of the Company. Furthermore, since Mr. Tsui and his associates are jointly the controlling shareholders of WODL, WODL is a connected person of the Company. As such, the joint venture arrangements between ONFEM SPV and WODL with respect to the Joint Venture Company including the provision of the Excess Loan constitutes a connected transaction for the Company under the Listing Rules. Save for the connection between Mr. Tsui and the Company and the relationships amongst Mr. Tsui and the remaining shareholders of WODL as mentioned above, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that the shareholders of WODL are independent third parties not

connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates. In addition, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that none of the shareholders of WODL holds any securities of the Company as of the Latest Practicable Date.

Based on the applicable size tests regarding the total capital commitment (including equity and loans) of the Group with respect to the Transaction, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is less than 75%. Accordingly, the Transaction also constitutes a major transaction for the Company under the Listing Rules.

The Transaction will therefore be subject to the approval by the Independent Shareholders and in a general meeting by poll under Chapter 14 and Chapter 14A of the Listing Rules.

June Glory is the controlling shareholder of the Company directly and indirectly holding 416,585,852 Shares, representing approximately 53.95% of the issued share capital of the Company as of the Latest Practicable Date. June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of (a) any party to the Shareholders' Agreement or (b) any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction. **The Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in a general meeting and the Stock Exchange has granted such waiver accordingly.**

The Independent Board Committee, comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, has been formed by the Board to advise the Independent Shareholders in respect of the Transaction. Access Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

8. PROSPECTS

As the overseas listed real estate development vehicle of China Minmetals Corporation, the Group will focus on developing its real estate development business in the PRC and at the same time actively seek high-potential projects in other industries. By so doing, the Group will be able to diversify its business and broaden its source of earnings, thus achieving the objective of "Expanding business, enhancing profits".

Starting in 2005, in order to identify appropriate real estate development projects, the Group conducted researches on residential and commercial real estate markets in major cities in the PRC, primarily in the Pearl River Delta region, followed by Beijing, Shanghai, Guangzhou and Nanjing as well as the peripheral areas such as the Yangtze River Delta region.

In 2005, macroeconomic austerity measures launched by the PRC Government were aimed at guiding the national real estate market onto a healthy development path. Demand for residential and commercial properties in the PRC remains. The Group is confident of its development in the PRC real estate market. The Directors believe that, major events such as the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai, and the Asian Games in Guangzhou will bring about business opportunities for the Group's core businesses. Capitalising on the synergistic advantages among its subsidiaries, the Group is committed to providing customers with ever better quality products and services, and enhancing its overall performance and profitability. Furthermore, the Group will continue to strengthen its corporate governance and improve its corporate transparency so as to enhance its image.

9. INDEPENDENT ADVICE

Access Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction. Your attention is drawn to (i) the letter from the Independent Board Committee which is set out on pages 15 to 16 of this circular containing the recommendation from the Independent Board Committee to the Independent Shareholders in respect of the Transaction; and (ii) the letter from Access Capital Limited which is set out on pages 17 to 29 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction and the principal factors and reasons considered by Access Capital Limited in arriving at its recommendations.

Having taken into account the advice from Access Capital Limited and in particular the principal factors and reasons considered set out in the letter from Access Capital Limited, the Independent Board Committee considers that the terms of the Transaction are fair and reasonable so far as the Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole.

10. ADDITIONAL INFORMATION

Your attention is also drawn to the financial information of the Group, pro forma financial information of the Group, valuation report of the Land and the general information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
ONFEM Holdings Limited
Wang Xingdong
Managing Director

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code : 230)

24 May 2006

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION FORMATION OF THE JOINT VENTURE COMPANY FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC INCLUDING PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

We refer to the circular dated 24 May 2006 of the Company (the "**Circular**") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to consider the terms of the Transaction and to advise the Independent Shareholders whether, in our opinion, the terms of the Transaction are fair and reasonable so far as the Independent Shareholders are concerned. Access Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

We wish to draw your attention to the letter from the Board set out on pages 5 to 14 of the Circular which contains, inter alia, information about the Transaction, and the letter from Access Capital Limited set out on pages 17 to 29 of the Circular which contains its advice in respect of the terms of the Transaction and the additional information set out in the appendices to the Circular.

Having considered the reasons for and benefits of entering into the Shareholders' Agreement and considering the principal factors taken into account by Access Capital Limited in arriving at its opinion regarding the Transaction set out in the letter from Access Capital Limited on pages 17 to 29 of the Circular, we consider that the terms of the Transaction are fair and reasonable and the Transaction is in the interests of the Company

and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution in relation to the Transaction if a special general meeting is held to approve the Transaction.

Yours faithfully,
For and on behalf of
Independent Board Committee

Lam Chun, Daniel	**Selwyn Mar**	**Tam Wai Chu, Maria**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of the advice to the Independent Board Committee and the Independent Shareholders from Access Capital Limited prepared for incorporation in this circular.

ACCESS
CAPITAL

Suite 606
6th Floor
Bank of America Tower
12 Harcourt Road
Central
Hong Kong

24 May 2006

To the Independent Board Committee and the Independent Shareholders

Dear Sir or Madam,

**MAJOR AND CONNECTED TRANSACTION
FORMATION OF THE JOINT VENTURE COMPANY
FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC
INCLUDING
PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY**

I. INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders with regard to the formation of the Joint Venture Company including the provision of shareholder's loan equivalent to 29% of the remaining amount of the Initial Financing (the "**Transaction**"). Details of the Transaction are contained in the "Letter from the Board" set out in the circular to the Shareholders dated 24 May 2006 (the "**Circular**"), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As mentioned in the "Letter from the Board", since Mr. Tsui was a director of the Project Company at the time the Shareholders' Agreement was entered into, he is a connected person of the Company by virtue of the fact that he is a director of a subsidiary of the Company. Furthermore, since Mr. Tsui and his associates are jointly the controlling shareholders of WODL, WODL is a connected person of the Company. As such, the joint venture arrangements between ONFEM SPV and WODL with respect to the Joint Venture Company including the provision of the shareholder's loan of approximately

HK$42,728,000 to the Joint Venture Company constituted a connected transaction of the Company under Chapter 14A of the Listing Rules. Based on the applicable size tests regarding the total capital commitment (including equity and loans) of the Group with respect to the Transaction, the Transaction also constituted a major transaction of the Company under Chapter 14 of the Listing Rules.

The Transaction will therefore be subject to the approval by the Independent Shareholders in a general meeting of the Company by poll under Chapter 14 and Chapter 14A of the Listing Rules.

June Glory is the controlling shareholder of the Company, directly and indirectly, holding approximately 53.95% of the issued share capital of the Company as at the Latest Practicable Date with regard to the Transaction. As stated in the "Letter from the Board", June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of (a) any party to the Shareholders' Agreement or (b) any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction.

As stated in the "Letter from the Board", the Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting of the Company, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in a general meeting and such waiver was granted by the Stock Exchange.

Although the requirement for the Transaction to be approved by the Shareholders in a general meeting of the Company is waived, the Company is required to establish an independent board committee (comprising the independent non-executive Directors) to advise the Independent Shareholders in respect of the Transaction and to publish a circular containing, among other things, details of the Transaction and the advice of the Independent Board Committee.

The Independent Board Committee, comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria (all of whom are independent non-executive Directors), has been established to consider the Transaction and to advise the Independent Shareholders. We have been appointed by the Independent Board Committee to advise the Independent Shareholders as to whether the terms of the Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and to give our opinion in relation thereof for its consideration in issuing its opinion to the Independent Shareholders.

II. BASIS AND ASSUMPTION OF THE ADVICE

In formulating our advice, we have relied principally on the statements, information, opinion and representations contained in the Circular and the information and representations provided to us by the Company, the Directors and the senior management of the Company. We have assumed that all such statements, information, assumptions, estimates, opinion and representations contained or referred to in the Circular or otherwise provided to us by the Company, the Directors and the senior management of the Company and for which they are solely responsible were true and accurate and valid at the time they were made and given and continue to be true and valid as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention of the Board as set out in the "Letter from the Board" of the Circular and this letter have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company, the Directors and the senior management of the Company that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available under the present circumstances and have performed all necessary steps as required under Rule 13.80 of the Listing Rules, including the notes thereto, to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis of our opinion. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, the Directors and the senior management of the Company, and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided (in particular with regard to the Land, the Pledging Properties (as defined below) and WODL), nor have we concluded an independent investigation into the business and affairs of the Company, or any of its subsidiaries.

III. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Principal activities and business strategy of the Group

The Group is principally engaged in real estate development, specialised construction, property leasing, manufacturing and trading and securities investment and trading businesses.

As stated in the annual reports of the Company for the year ended 31 December 2005, the Group would focus on property development as one of its principal businesses.

2. Background to, reasons for and benefits of the Transaction

a. Background to the Transaction

As stated in the "Letter from the Board", on 21 December 2005, the Company entered into a non-binding letter of intent with Mr. Tsui and Mr. Ser in respect of the major terms relating to the bidding for, and the joint development of, the Land on a 71:29 basis. On the same date, through its indirect wholly-owned subsidiary, ODCL, the Company submitted a bid to acquire the land use rights of the Land at a price of RMB160,000,000 (approximately HK$153,846,000) in a public tender and such bid was awarded to ODCL on 23 December 2005.

Also described in the "Letter from the Board", on 5 January 2006, ODCL established the Project Company to acquire the legal title of the Land and undertake the property development project thereon. The Company had paid up the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). Mr. Tsui was appointed as one of the four directors of the Project Company upon its establishment.

According to the Directors, as part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser relating to the bidding of and the joint development of the Land, it was intended that Mr. Tsui and Mr. Ser would form a joint venture with the Group through WODL which is owned by Mr. Tsui (together with his wife and sons) and Mr. Ser (together with his daughter); WODL will own 29% equity interest in such joint venture. Hence, it was against this background that the Shareholders' Agreement was entered into amongst ONFEM SPV, WODL and ODCL.

Pursuant to the Shareholders' Agreement, KIL will transfer a 29% equity interest in ODCL to WODL for a cash consideration of HK$2,900. As a result, ODCL will become the Joint Venture Company owned as to 71% by the Group and as to 29% by WODL upon completion of the Share Transfer.

Set out below is the shareholding structure of ODCL immediately prior to the Transaction:


June Glory
53.95%
Company
100% (Note)
ONFEM SPV
100%
ODCL
100%
Project Company
100%
Land

Note: ONFEM SPV are indirectly wholly-owned by the Company.

Set out below is the shareholding structure of ODCL immediately upon completion of the Share Transfer:


June Glory
53.95%
Company
100% (Note)
ONFEM SPV
71%
Mr. Tsui, Mr. Ser and their respective associates
WODL
29%
ODCL = Joint Venture Company
100%
Project Company
100%
Land

Note: ONFEM SPV are indirectly wholly-owned by the Company.

b. Reasons for and benefits of the Transaction

In view of the demand for residential properties in the PRC (in particular, the Company noted the property market of the PRC still sustained a growth at the rate of 5% to 7% based on the national average property price in the first quarter of 2006) and in order to leverage the advantage of being an overseas listed subsidiary of China Minmetals Corporation engaged in real estate development business, the Company has stated that it would continue to explore opportunities (such as those projects which could not proceed due to shortage of funds) in property market in the PRC (namely in Beijing, Shanghai, the Pearl River Delta region and Nanjing). Taking into account the stated business strategy of the Group, we believe the acquisition of the Land and the property development thereon is in line with the business strategy of the Group (as mentioned in paragraph III. 1. above).

According to the "Letter from the Board", Mr. Tsui has extensive knowledge and experience in property development in the PRC and particularly in Nanjing, where he has managed and invested with his business partners in three residential property development projects, of which one project has been completed and sold and the remaining two projects have been substantially sold. Mr. Tsui has also managed and invested with his business partners in two residential property development projects in Beijing, of which one is currently in the selling phase and the other one is in the planning stage.

In view of the past experience of Mr. Tsui for property development in Nanjing, the management of the Company believes that such experience would be beneficial to the development of the Land. Hence, we are of the view that it is justifiable for ONFEM SPV, indirect wholly-owned subsidiaries of the Company, to form the Joint Venture Company with WODL, an investment holding company controlled by Mr. Tsui and Mr. Ser and their respective associates.

As a result of the negotiations with respect to the co-operation between Mr. Tsui and Mr. Ser on the one part and the Group on the other part, ONFEM SPV (or through its specified company or companies) has agreed to provide the shareholder's loan of approximately HK$147,337,000 to the Joint Venture Company. As stated in the "Letter from the Board", the aforesaid shareholder's loan like other shareholders' loans provided to the Joint Venture Company, will be subject to an interest rate equivalent to prevailing interest rates on a loan of similar amount, duration and terms in the PRC. In light of the co-operation, we believe that it is justifiable for ONFEM SPV to enter into the Shareholders' Agreement with WODL, and to agree to the transfer of 29% of the equity interest in ODCL from KIL to WODL so as to formalise (i) the formation of the Joint Venture Company; (ii) how the Joint Venture Company shall be managed and operated; and (iii) the funding arrangements for the Joint Venture Company and the Project Company.

3. Information of the Land and the development plan of the Project Company

The Land is a piece of raw land for residential use including ancillary commercial facilities. It is situated in Jiangning Science Park, Nanjing, the PRC (中國南京市江寧區科學園), and described as land no.2005G108 in the State Land Use Rights Transfer Contract (國有土地使用權出讓合同) entered into between ODCL and The Bureau of Land Resources, Jiangning Branch, Nanjing, Jiangsu Province, the PRC (中國江蘇省南京市國土資源局江寧分局) on 27 December 2005. The total area of the Land is approximately 310,295.5 square metres with an estimated total gross floor area of approximately 237,665.4 square metres.

According to the Directors, apart from the initial investment amount of approximately RMB180,000,000 (approximately HK$173,077,000) which will be financed both by internal resources and external borrowings of the Group and the resources of WODL, the balance of the financial requirement for the development costs for the Land will be funded by construction loans arranged by the Project Company.

4. Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company

ONFEM SPV and WODL estimate that, prior to financing from financial institutions being arranged and made available to the Project Company, the Project Company would require a total initial financing of approximately RMB180,000,000 (approximately HK$173,077,000) (the "**Initial Financing**") to meet the full payment of the relevant land premium and other preliminary expenses, including the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). The Initial Financing will be provided by the Joint Venture Company by way of registered capital and shareholders' loans.

As stated in the "Letter from the Board", on 9 December 2005, the Company (on behalf of ONFEM SPV) received from WODL a sum of US$957,000 (approximately HK$7,465,000) in cash as Mr. Tsui's and Mr. Ser's share of the tender deposit for the Land pursuant to the negotiations of the abovementioned non-binding letter of intent between the Company and Mr. Tsui and Mr. Ser. Upon completion of the Share Transfer, such payment from WODL will be applied as the shareholder's loan from WODL to the Joint Venture Company in proportion to its equity interest in the Joint Venture Company for the purpose of funding the registered capital of the Project Company.

Pursuant to the Shareholders' Agreement, the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), will be provided solely by ONFEM SPV (and/or its specified company or companies) by way of shareholder's loan to the Joint Venture Company.

In sum, the following table sets out the funding arrangements of the Joint Venture Company for the Initial Financing:

	Amount contributed by WODL *HK$*	Amount contributed by ONFEM SPV *HK$*	Total amount *HK$*
Registered capital	7,465,000	18,275,000	25,740,000
Shareholders' loans	–	147,337,000	147,337,000
Total	7,465,000	165,612,000	173,077,000

As part of the negotiations between the Company, Mr. Tsui and Mr. Ser and under the Shareholders' Agreement, to provide security for the repayment of the 29% of the aforementioned remaining amount of the Initial Financing (approximately HK$42,728,000) by the Joint Venture Company to ONFEM SPV, WODL will pledge (or will procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the aforesaid individuals to pledge) to ONFEM SPV certain unencumbered properties (the "**Pledging Properties**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the 29% of the aforementioned remaining amount of the Initial Financing (approximately HK$42,728,000). All of the Pledging Properties are real estate properties in Hong Kong.

The Company has engaged RHL Appraisal Limited to assess the value of the Pledging Properties (which comprise of 5 residential properties and 2 commercial properties). Based on the independent valuation of the Pledging Properties conducted by RHL Appraisal Limited on 31 March 2006, the aggregate value of the Pledging Properties amounted to approximately HK$53,500,000.

We note that the shareholder's loan of approximately HK$42,728,000 (which is equivalent to 29% of the remaining amount of the Initial Financing) represents approximately 80% of the aggregate value of the Pledging Properties, which is a higher lending ratio than any mortgage loan for residential and commercial properties normally granted by banks or financial institutions in Hong Kong. Given that:

(i) the provision of the shareholder's loan of approximately HK$42,728,000 (which is equivalent to 29% of the remaining amount of the Initial Financing) will facilitate the payment of the land premium for the Land, and in turn, the development of the Land to proceed as scheduled;

(ii) the shareholder's loan of approximately HK$147,337,000 to the Joint Venture Company (including HK$42,728,000 which is equivalent to 29% of the remaining amount of the Initial Financing) is expected to be repaid in full by 2009 when phase 1 of the development of the Land is sold as estimated by the Project Company;

(iii) the valuation ascribes a market value to the Pledging Properties, based on the assumption that the Pledging Properties should be exchanged on the date of the valuation between a willing buyer and a willing seller;

(iv) the Company can from time to time appoint property valuers to revalue the Pledging Properties and any other assets pledged by WODL (or procured to be pledged by WODL) to ONFEM SPV (the "**Total Pledging Assets**") and if the revaluation amount of the Total Pledging Assets (the "**Total Pledging Assets Revaluation**") is below the aggregate amount of the valuation of the Total Pledging Assets at the respective time when such properties and/or assets were pledged to ONFEM SPV (the "**Total Pledging Assets Valuation**"), WODL agrees to, at the direction of ONFEM SPV, pledge (or procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV additional unencumbered asset(s), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the difference between the Total Pledging Assets Valuation and the Total Pledging Assets Revaluation; and

(v) in the event of default of the shareholder's loan of approximately HK$42,728,000 (which is equivalent to 29% of the remaining amount of the Initial Financing), the Company may enforce its security and dispose of the Pledging Properties to realise sufficient funds to recover the aforesaid shareholder's loan,

we are of the view that there are sufficient safeguards to protect the interests of the Company and the Shareholders to recover the shareholder's loan of approximately HK$42,728,000 (which is equivalent to 29% of the remaining amount of the Initial Financing) in full, and thus it is fair and reasonable for the Group to provide the aforesaid shareholder's loan to ODCL as contemplated under the Shareholders' Agreement.

5. Source of funding

The investment to be made by ONFEM SPV in the Joint Venture Company will be funded from the Group's internal resources and borrowings from financial institutions. As at the Latest Practicable Date, through ONFEM SPV by way of shareholders' loan, the Group provided a total sum of financing of approximately HK$143,183,000, of which approximately HK$70,000,000 was funded by bank borrowings and approximately HK$73,183,000 was funded by internal resources of the Group, to the Joint Venture Company.

The Project Company shall arrange financing from financial institutions to fund its financing needs beyond the Initial Financing. If financing from financial institutions is insufficient or if the registered capital of the Project Company has to be increased (in addition to the initial registered capital of US$3,300,000 (approximately HK$25,740,000)), ONFEM SPV and WODL may provide funds to the Joint Venture Company by way of shareholders' loans in proportion to their respective equity interests in the Joint Venture Company to fund the outstanding financing needs of the Project Company from time to time (the "**Further Financing**").

The Shareholders' Agreement also provides for the possibility of the Further Financing (except in the case of an increase in the registered capital of the Project Company) be provided solely by ONFEM SPV by way of shareholder's loans to the Joint Venture Company from time to time. In such case, WODL shall pledge (or shall procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the aforesaid individuals to pledge) to ONFEM SPV unencumbered asset(s) which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the share of the relevant shareholder's loans in proportion to the then equity interest of WODL in the Joint Venture Company.

The shareholding structure of ODCL will be adjusted in proportion to the contributions (including shareholders' loans and acceptable value of assets pledged) of ONFEM SPV and WODL in ODCL if WODL is not able to provide shareholder's loans or to pledge (or to procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the aforesaid individuals to pledge) unencumbered asset(s) which are acceptable to ONFEM SPV as described above.

Taking into account the fact that:

(i) if the financing needs of the Project Company exceed the Initial Financing, ONFEM SPV has no obligation to provide financing (i.e. pursuant to the Shareholders' Agreement). However, in the event that ONFEM SPV chooses to do so in proportion to its equity interests in the Joint Venture Company, WODL has to provide financing in proportion to its equity interest in the Joint Venture Company;

(ii) WODL shall pledge (or shall procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the aforesaid individuals to pledge) to ONFEM SPV unencumbered asset(s) which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the share of the relevant shareholder's loans in proportion to the prevailing equity interest of WODL in the Joint Venture Company if such share of the relevant shareholders' loans is provided by ONFEM SPV;

(iii) the shareholding structure of ODCL will be adjusted in proportion to the contributions (including shareholders' loans and acceptable value of assets pledged) of ONFEM SPV and WODL in ODCL if WODL is not able to provide shareholders' loan or to pledge sufficient unencumbered asset(s) which are acceptable to ONFEM SPV; and

(iv) the abovementioned arrangement for the provision of the Further Financing is to facilitate the development of the Land to proceed smoothly without any disruption,

we are of the view that there are sufficient safeguards to protect the interests of the Company and the Shareholders to provide the Further Financing, and thus it is fair and reasonable for the Group to include a clause in the Shareholders' Agreement to provide the Further Financing (as necessary) to the Project Company.

6. Possible financial effects to the Group resulting from the Transaction

The possible effects to the financial position of the Group as a result of the Transaction are as follows:

a. Net asset value

ODCL was incorporated on 10 June 1986. By means of a written resolution of all the shareholders of ODCL, the issued share capital was subdivided into 10,000 ordinary shares of HK$1.00 each. As mentioned in paragraph III. 2. b above, pursuant to the Shareholders' Agreement, KIL will transfer 29% equity interest in ODCL to WODL for a cash consideration of HK$2,900.

According to the audited financial statements of ODCL as at 31 December 2005, it was in a net liability position of approximately HK$13,000. Accordingly, the transfer of the 29% equity interest in ODCL to WODL for HK$2,900 will give rise to a gain of approximately HK$6,670 for the Group based on the audited net liability of ODCL as at 31 December 2005. Hence, the formation of the Joint Venture Company has no material impact on the net assets of the Group.

As stated in the "Letter from the Board", the Group intends to use such proceeds for general working capital purposes.

As described in the unaudited pro forma consolidated statement of the assets and liabilities of the Group combined with the Land being acquired (set out in Appendix II to the Circular), the formation of the Joint Venture Company and the acquisition of the Land will have no material impact on the net asset value of the Group.

b. *Earnings*

The investment of ONFEM SPV in the Joint Venture Company (including the financing for the Initial Financing) will be funded from the Group's internal resources and borrowings from financial institutions.

Assuming the Company will finance the remaining amount of Initial Financing of approximately HK$147,337,000 by means of borrowings at the interest rate of approximately 5.5% per annum (which is approximately the cost of fund currently incurred by the Company), the Company will incur an interest expense of approximately HK$8,100,000 per annum.

The aforesaid portion of Initial Financing will be provided as a shareholders' loan to the Joint Venture Company, and in turn, the Project Company. Such shareholders' loan will be provided at an interest rate which shall be equivalent to prevailing interest rate on a loan of similar amount, duration and terms in the PRC. Any interest expense incurred by the Project Company will be capitalised during the course of the development of the Land. Shareholders should note that the overall effects of the Transaction on the future earnings of the Group will depend on, amongst other matters, the return generated from the gross sales proceeds raised from the selling of the subject development of the Land as well as the different growth path of the various business operations of the Group.

c. *Cash position and gearing*

Based on the audited financial position of the Group as at 31 December 2005, the Group's gearing ratio (i.e. total borrowings to total equity) was approximately 10.5%.

Assuming the total equity remains unchanged since 31 December 2005 and the remaining amount of the Initial Financing of approximately HK$147,337,000 is solely financed by bank borrowings, the gearing ratio of the Group will increase to approximately 35.1%. Given that the Group's additional borrowing for the Transaction could be implied as backed by the Pledging Properties and the Company's indirect interest in the Land, we are of the view that such gearing level is manageable and acceptable to the Group.

Pursuant to the Shareholders' Agreement, if the financing needs of the Project Company exceed the Initial Financing, ONFEM SPV has no obligation to provide financing. However, in the event that ONFEM SPV chooses to do so in proportion to its equity interests in the Joint Venture Company, WODL has to provide financing in proportion to its equity interest in the Joint Venture Company. Accordingly, if the Company has to further borrow from financial institutions to fund its investment in the Joint Venture Company, and assuming the total equity remains unchanged since 31 December 2005, the gearing of

the Group will be further increased. According to the Company, the Project Company has already approached several banks with an intention to self finance the entire construction loan and has received positive indication. There is no firm commitment yet as at the Latest Practicable Date.

Based on the audited financial position of the Group as at 31 December 2005, the Group has cash and bank deposits (excluding pledged deposits) amounting to approximately HK$143,347,000. Assuming the remaining amount of the Initial Financing of approximately HK$147,337,000 is solely financed by bank borrowings and the other subsidiaries/business of the Group can self-finance their operation through their internal resources or banking facilities and no major capital expenditure or financial assistance is expected to be required from the Company, the Group will be able to preserve its cash position for other usage in the future and we believe (on this basis) the cash position of the Group will not be adversely affected by the Transaction.

IV. OPINION

Having considered the above factors, in particular, taking into account (i) reasons for and benefits of the Transaction (which are in line with the Group's strategy); (ii) the estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company (which is acceptable and manageable by the Group); (iii) there are sufficient safeguards to protect the interests of the Company and the Shareholders to provide the shareholder's loan of approximately HK$42,728,000 (which is equivalent to 29% of the remaining amount of the Initial Financing) and the Further Financing; and (iv) there will be no material adverse impact on the net assets or profitability or cash position of the Group (apart from the fact that the gearing ratio of the Group will increase from approximately 10.5% to approximately 35.1% assuming the remaining amount of the Initial Financing of approximately HK$147,337,000 is solely financed by bank borrowings, but such level is still manageable and acceptable to the Company), we are of the view that the terms of the Transaction (i.e. the formation of the Joint Venture Company including the provision of the shareholder's loan of approximately HK$42,728,000 (which is equivalent to 29% of the remaining amount of the Initial Financing)) are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to give the same opinion to the Independent Shareholders.

Yours faithfully,
For and on behalf of
Access Capital Limited
Jeanny Leung
Managing Director

A. SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the consolidated financial information of the Group for the three years ended 31 December 2003, 2004 and 2005, as extracted from the relevant annual reports of the Company.

From 1 January 2005, all Hong Kong Statements of Standard Accounting Practice ("**HKSSAPs**") and interpretations have been withdrawn and replaced by a number of new or revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("**new HKFRSs**").

The Group prepared its financial statements for the year ended 31 December 2003 in accordance with HKSSAPs. For the purpose of this summary, the figures as at and for the year ended 31 December 2003 have not been restated. As disclosed in the 2005 annual report of the Company set out in part B of this appendix, the Group adopted new HKFRSs for the year ended 31 December 2005 and the 2004 comparatives have been restated as required. These restated figures have been adopted for the purpose of this summary.

Results

	Year ended 31 December		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	
Turnover	231,322	86,605	160,941
Operating profit/(loss)	25,090	87,576	(32,334)
Finance costs	(583)	(1,385)	(4,860)
Profit/(loss) before tax	24,507	86,191	(37,194)
Income tax	3,642	(1,082)	(95)
Profit/(loss) for the year	28,149	85,109	(37,289)
Profit/(loss) attributable to:			
Equity holders of the Company	28,149	85,109	(35,739)
Minority interests	–	–	(1,550)

Financial Position

	As at 31 December		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	
Non-current assets	309,788	286,360	252,196
Current assets	528,647	449,093	524,806
Total assets	838,435	735,453	777,002
Capital and reserves attributable to equity holders of the Company	600,034	561,060	474,707
Minority interest	–	–	30,778
Total equity	600,034	561,060	505,485
Non-current liabilities	7,325	7,039	6,409
Current liabilities	231,076	167,354	265,108
Total liabilities	238,401	174,393	271,517
Total equity and liabilities	838,435	735,453	777,002

B. EXTRACT OF FINANCIAL STATEMENTS

Set out below are the audited financial statements and notes to the financial statements of the Group for the year ended 31 December 2005, which are the reproduction of pages 40 to 102 of the 2005 annual report of the Company.

Consolidated Income Statement
For the year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000 (restated)
Turnover	5	231,322	86,605
Cost of sales		(174,012)	(42,830)
Gross profit		57,310	43,775
Other income	6	10,317	3,024
Selling and distribution costs		(11,752)	(12,370)
Administrative expenses		(43,761)	(31,411)
Other operating expenses		(2,220)	(2,930)
Revaluation gain on investment properties	15	15,196	23,633
Provision for properties under development		–	(25,000)
Gain on deconsolidation of subsidiaries		–	78,707
Write-back of provision for a bank guarantee		–	10,148
Operating profit	7	25,090	87,576
Finance costs	9	(583)	(1,385)
Profit before tax		24,507	86,191
Income tax	10	3,642	(1,082)
Profit for the year		28,149	85,109
Attributable to:			
Equity holders of the Company	11	28,149	85,109
Earnings per share for profit attributable to equity holders of the Company during the year *(expressed in HK cents)*			
– basic and diluted	12	3.65	11.02
Dividends	13	–	–

Consolidated Balance Sheet
As at 31 December 2005

	Note	2005 HK$'000	2004 HK$'000 (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	14	15,346	10,173
Investment properties	15	239,899	229,890
Leasehold land and land use rights		–	2,839
Goodwill	16	19,383	11,491
Available-for-sale financial assets/ Non-trading securities	18	29,340	28,440
Deferred tax assets	26	932	932
Retention receivables	21	4,539	879
Other assets		349	1,716
		309,788	286,360
Current assets			
Inventories	19	214,796	202,491
Trade and other receivables	20	161,982	83,490
Gross amounts due from customers for contract work	21	744	1,684
Financial assets at fair value through profit or loss/Trading securities	22	2,778	2,489
Pledged deposits	28	5,000	38,100
Cash and bank deposits	23	143,347	120,839
		528,647	449,093
Total assets		838,435	735,453

	Note	2005 HK$'000	2004 HK$'000 (restated)
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	24	77,218	77,218
Reserves	25	522,816	483,842
Total equity		600,034	561,060
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities	26	105	105
Other liabilities		7,220	6,934
		7,325	7,039
Current liabilities			
Trade and other payables	27	157,600	108,566
Gross amounts due to customers for contract work	21	–	810
Current tax payable		10,382	14,847
Short-term borrowings	28	63,094	43,131
		231,076	167,354
Total liabilities		238,401	174,393
Total equity and liabilities		838,435	735,453
Net current assets		297,571	281,739
Total assets less current liabilities		607,359	568,099

Balance Sheet
As at 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Investments in subsidiaries	17	547,582	496,309
Other assets		–	1,312
		547,582	497,621
Current assets			
Other receivables	20	1,002	1,052
Pledged deposits	28	5,000	9,500
Cash and bank deposits	23	49,976	75,457
		55,978	86,009
Total assets		603,560	583,630
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	24	77,218	77,218
Reserves	25	505,027	503,682
Total equity		582,245	580,900
LIABILITIES			
Current liabilities			
Other payables	27	21,315	2,730
Total liabilities		21,315	2,730
Total equity and liabilities		603,560	583,630
Net current assets		34,663	83,279
Total assets less current liabilities		582,245	580,900

Consolidated Statement of Changes in Equity
For the year ended 31 December 2005

	2005 HK$'000	2004 HK$'000
Balance at 1 January, as previously reported as equity	561,165	474,707
Reclassification of minority interest as part of equity *(see Note 2(a))*	–	25,033
Deferred tax arising from the revaluation of investment properties on the adoption of HK(SIC)-Int 21 *(see Note 2(a))*	(105)	–
Balance at 1 January, as restated before opening adjustment	561,060	499,740
Opening adjustment on derecognition of negative goodwill on the adoption of HKFRS 3 *(see Note 2(a))*	7,467	–
Balance at 1 January, as restated	568,527	499,740
Revaluation surplus of available-for-sale financial assets	900	–
Currency translation adjustments	2,458	2,247
Release of reserve upon liquidation of a subsidiary	–	(1,003)
Acquisition of additional interest in a subsidiary	–	(25,033)
Net increase/(decrease) in equity before profit for the year	3,358	(23,789)
Profit for the year, attributable to equity holders of the Company	28,149	85,109
Balance at 31 December	600,034	561,060

Consolidated Cash Flow Statement
For the year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000 (restated)
Operating activities			
Cash generated from/(used in) operations	30	1,182	(28,554)
Interest paid		(6,837)	(3,095)
Income tax paid		(823)	(977)
Net cash used in operating activities		(6,478)	(32,626)
Investing activities			
Purchase of property, plant and equipment		(3,993)	(3,606)
Proceeds from disposal of property, plant and equipment		7,426	480
Proceeds from disposal of leasehold land and land use rights		2,839	–
Dividends received		393	449
Interest received		2,358	2,383
Acquisition of additional interest in a subsidiary		–	(12,088)
Acquisition of a subsidiary, net of cash acquired		–	4,548
Deconsolidation of subsidiaries		–	(413)
Net cash generated from/(used in) investing activities		9,023	(8,247)
Financing activities			
New borrowings		61,991	2,152
Repayment of borrowings		(41,973)	(3,845)
Net cash generated from/(used in) financing activities		20,018	(1,693)
Increase/(decrease) in cash and cash equivalents		22,563	(42,566)
Cash and cash equivalents at 1 January		119,681	162,247
Cash and cash equivalents at 31 December	23	142,244	119,681

Notes to the Financial Statements

1. Organisation and operations

ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") is principally engaged in real estate development, property leasing, specialised construction, manufacturing and trading, and securities investment and trading businesses. The Group's businesses participate in two principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("**PRC**") are the major markets for all the Group's businesses, with a small portion of its income derived from other countries.

The Company is a limited liability company incorporated in Bermuda and an investment holding company. The Company has its primary listing on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") .

The financial statements are presented in thousands of units of Hong Kong dollars (HK$'000), unless otherwise stated. The financial statements have been approved for issue by the board of directors of the Company on 13 April 2006.

2. Principal accounting policies

The principal accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("**HKFRS**"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements and current year classification.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs

HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Form of a Lease
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

(i) The adoption of new/revised HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

- HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 27, 33, 37, HK-Int 4, HK (SIC)-Ints 15 and 27 have no material effect on the Group's accounting policies.

(ii) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights under operating leases from property, plant and equipment. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the income statement. If the lease payment for a lease of land and building cannot be allocated reliably between the land and building elements, the entire lease is classified as a finance lease and the leasehold land and building is stated collectively at cost less accumulated depreciation and accumulated impairment. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of trading and non-trading securities into financial assets at fair value through profit or loss and available-for-sale financial assets.

(iv) The adoption of revised HKAS 40 has resulted in a change in the accounting policy whereby the changes in fair value of investment properties are recorded in the income statement. In prior years, the increases in fair value were credited to the investment properties revaluation reserve while decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(v) The adoption of revised HK(SIC)-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the basis of measurement was to assume that the carrying amount of that asset was expected to be recovered through sale.

(vi) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective 1 January 2005, the Group expenses the cost of share options in the income statement. There is no impact on the prior year financial statements as the Group had no unvested share options outstanding as at 1 January 2005.

(vii) The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004,

- Goodwill was amortised on a straight-line basis over a period ranging from 5 to 15 years and assessed for an indication of impairment at each balance sheet date.

- Negative goodwill was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- For previously recognised goodwill, the Group ceased amortisation from 1 January 2005 and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment.

- For previously recognised negative goodwill, the carrying amount of negative goodwill at 1 January 2005 was derecognised, with a corresponding adjustment to the opening balance of retained earnings.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;

- HKAS 40 – since the Group has adopted the fair value model and disclosed publicly the fair value of the investment properties, the Group is encouraged, but not required, to adjust the opening balance of retained earnings for the earliest period presented for which such fair value was disclosed publicly, and to restate comparative information for those periods. The Group has chosen to restate the 2004 comparatives;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

- HKFRS 3 – applied prospectively after the adoption date, with any adjustment made to the retained earnings as at 1 January 2005.

The Group has not early adopted the following new standards or interpretations of HKFRS that have been issued but not yet effective. The adoption of such standards or interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment):	Capital Disclosures
HKAS 19 (Amendment):	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosure
HKAS 21 (Amendment):	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKFRS 7:	Financial Instruments: Disclosures
HK(IFRIC)-Int 4:	Determining Whether an Arrangement Contains a Lease

(b) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement *(see Note 2(j))*.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("**functional currency**"). The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised as a separate component of equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

(i) Sales of completed properties

Sales of completed properties is recognised when title to the properties has passed to the purchaser.

(ii) Operating lease rental income

Operating lease rental income is recognised on a straight-line basis over the lease period.

(iii) Contract revenue

The accounting policy for contract revenue recognition is set out in Note 2(o).

(iv) Sales of goods

Sales of goods is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v) Sales of securities investments

The accounting policy for sales of securities investments is set out in Note 2(l).

(vi) Dividend income

Dividend income is recognised when the right to receive payment is established.

(vii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(f) Leases

(i) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the lease.

(ii) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(g) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

All other borrowing costs are charged to the income statement in the year in which they are incurred.

(h) Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost over their estimated useful lives, as follows:

Leasehold land and buildings	2% – 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% – 25%
Furniture, fixtures and equipment	15% – 25%
Motor vehicles	20% – 30%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount *(see Note 2(k))*.

(i) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings.

Investment property is measured initially at its costs, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the guidance issued by the International Valuation Standards Committee. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and accounted for as investment property.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

(j) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

(k) Impairment of assets

Assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) Investments in securities

The Group classifies its investments in securities, other than investments in subsidiaries, as financial assets at fair value through profit or loss and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from securities investment. The fair values of quoted investments are based on current bid prices.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference

between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(m) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(ii) Properties under development

Properties under development represent interests in land and buildings under construction.

The cost of acquiring land held under operating leases is amortised on a straight line basis over the lease term. If the property is in the course of development or re-development the amortisation charge is included as part of the costs of the property under development. In all other cases the amortisation charge for the period is recognised as an expense immediately.

Properties under development are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred, other direct development costs attributable to such properties, including borrowing costs capitalised *(see Note 2(g))*, and an appropriate proportion of overheads. Net realisable value is the anticipated sales proceeds estimated by the directors based on prevailing market prices, on an individual property basis, less estimated costs to completion and costs to be incurred in selling the property.

(n) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(o) Construction contracts in progress

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenues and costs to be recognised in a given period, and the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit or loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

(q) Share capital

Ordinary shares are classified as equity.

(r) Deferred tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(s) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leaves are not recognised until the time of leave.

(ii) Pension obligations

Group companies participate in various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iii) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iv) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(t) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(u) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(v) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(w) Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Financial risk factors and management

The Group is exposed to foreign exchange, credit, liquidity and interest rate risks arising in its ordinary course of business. These risks are managed by the Group's financial management polices and practices as described below to minimise potential adverse effects on the Group's financial performance.

(a) Foreign exchange risk

The Group invests substantially in the PRC and is exposed to foreign exchange risk with respect to Renminbi ("**RMB**"). Foreign exchange risk arises from commercial transactions, recognised assets and liabilities and net investments in foreign operations. The expected appreciation of RMB will benefit the Group as a whole.

(b) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables and it has no significant concentration of credit risk. Management has a credit policy in place and the exposures to the credit risk are monitored on an ongoing basis.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Management aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from borrowings which bear variable rates and expose the Group to cash flow interest rate risk. Considering all the Group's borrowings are short-term, repayable within one year, and the interest rate risk is not significant, the Group has not used any interest rate swaps to hedge its exposure.

4. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing uncertainty to the carrying amounts of assets and liabilities are discussed below:

(a) Investment properties

CB Richard Ellis Limited were engaged to carry out an independent valuation of the Group's investment property portfolio as at 31 December 2005. This valuation was carried out in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors which defines market value as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion". The values of the Group's investment properties were derived by making reference to comparable sales evidences as available in the markets.

(b) Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(k). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates *(Note 16)*.

(c) **Fair value estimation of financial assets and liabilities**

The fair value of financial instruments traded in active markets (such as available-for-sale financial assets) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(d) **Construction contracts in progress**

As explained in the accounting policy stated in Note 2(o), revenue and profit recognition on an uncompleted project is dependent on estimating the total outcome of the construction contract, as well as the work done to date. Based on the Group's recent experience and nature of the construction activities undertaken by the Group, the Group makes estimates of the point at which it considers the work is sufficiently advanced such that the costs to complete and revenue can be reliably estimated. As a result, until this point is reached the amounts due from customers for contract work as disclosed in Note 21 will not include profit which the Group may eventually realise from the work done to date. In addition, actual outcomes in terms of total cost or revenue may be higher or lower than estimated at the balance sheet date, which would affect the revenue and profit recognised in future years as an adjustment to the amounts recorded to date.

(e) **Income taxes**

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. **Turnover and segment information**

(a) **Primary reporting format – business segments**

In accordance with its internal financial reporting the Group has determined that business segments should be presented as the primary reporting format. In order to better align with the Group's business development, the grouping of different businesses under each business segment has been changed with prior year segment information reclassified for comparative purposes. As at 31 December 2005, the Group has categorised its businesses into the following segments:

Real estate development:	Development of residential and commercial properties, as well as provision of construction project management services.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

Turnover during the year comprised the following:

	2005 HK$'000	2004 HK$'000
Revenue from provision of construction project management services	14,995	7,609
Revenue from specialised construction contracts	144,075	15,447
Gross rental and management fee income from investment properties	12,078	10,620
Sales of lubricant oil and chemical products	59,781	52,480
Dividend income from securities investment	393	449
	231,322	86,605

Segment revenue and result

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Revenue												
Sales to external customers	14,995	7,609	144,075	15,447	12,078	10,620	59,781	52,480	393	449	231,322	86,605
Result												
Segment result	12,629	(13,374)	8,110	(7,338)	24,832	31,259	2,726	835	616	708	48,913	12,090
Gain on deconsolidation of subsidiaries											–	78,707
Write-back of provision for a bank guarantee											–	10,148
Unallocated costs											(23,823)	(13,369)
Operating profit											25,090	87,576
Finance costs											(583)	(1,385)
Income tax											3,642	(1,082)
Profit for the year											28,149	85,109

Unallocated costs represent corporate expenses and losses net of corporate income and gains.

Segment assets and liabilities

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading		Total	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Assets												
Segment assets	350,839	253,817	128,687	74,969	249,954	236,058	23,855	22,722	32,127	31,177	785,462	618,743
Unallocated corporate assets											52,973	116,710
Total assets											838,435	735,453
Liabilities												
Segment liabilities	43,640	35,724	88,530	49,954	4,890	5,017	5,595	5,106	–	–	142,655	95,801
Unallocated corporate liabilities											95,746	78,592
Total liabilities											238,401	174,393

Segment assets consist primarily of property, plant and equipment, investment properties, goodwill, available-for-sale financial assets, inventories, receivables and operating cash. Segment liabilities comprise all operating liabilities.

Other segment information

	Real estate development		Specialised construction		Property leasing		Manufacturing and trading		Securities investment and trading	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	537	177	1,985	20	737	29	548	916	–	–
Depreciation	238	221	467	155	117	73	942	1,728	–	1
Amortisation of land lease premium	–	–	–	113	–	–	–	–	–	–
Revaluation gain on investment properties	–	–	–	–	15,196	23,633	–	–	–	–
Provision for properties under development	–	25,000	–	–	–	–	–	–	–	–
Impairment loss recognised in the income statement	–	–	–	88	–	–	–	1,798	–	–
Other non-cash expenses/(income)	–	–	–	997	–	567	(590)	386	(289)	(347)

Capital expenditure comprises additions to property, plant and equipment *(Note 14)*.

(b) Secondary reporting format – geographical segments

The Group's business segments operate in two main geographical areas:

Hong Kong and Macau: Specialised construction, property leasing, manufacturing and trading, and securities investment and trading

The PRC: Real estate development, specialised construction, property leasing, and manufacturing and trading

In presenting information on the basis of geographical segments, sales are presented based on the geographical locations of the customers. Segment assets and capital expenditure are presented based on the geographical locations of the assets.

	Hong Kong and Macau		The PRC		Other countries		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
External sales	24,549	16,483	206,378	69,765	395	357	231,322	86,605
Segment assets	297,031	291,152	488,431	327,578	–	13	785,462	618,743
Capital expenditure	1,118	2,645	2,875	961	–	–	3,993	3,606

6. Other income

	2005 HK$'000	2004 HK$'000
Interest income from bank deposits	2,358	2,276
Interest income from loans to a deconsolidated subsidiary	–	107
Unrealised gain on financial assets at fair value through profit or loss/trading securities	289	347
	2,647	2,730
Investment income (excluding dividend income)		
Gain on disposal of property, plant and equipment	6,215	294
Others	1,455	–
	10,317	3,024

The investment income (including dividend income) from listed and unlisted investments for the year ended 31 December 2005 were HK$682,000 (2004: HK$796,000) and HK$2,358,000 (2004: HK$2,383,000) respectively.

7. Operating profit

Operating profit is stated after charging/(crediting) the following:

	2005 HK$'000	2004 HK$'000
Gross rental and management fee income from investment properties	(12,078)	(10,620)
Less: outgoings	2,150	2,185
	(9,928)	(8,435)
Depreciation	2,929	3,220
Less: depreciation capitalised into properties under development	(193)	(204)
	2,736	3,016
Amortisation of land lease premium	1,822	9,873
Less: amortisation capitalised into properties under development	(1,822)	(9,760)
	–	113
Operating lease charges – minimum lease payment in respect of land and buildings	4,441	3,894
Less: amount capitalised into properties under development	(324)	(260)
	4,117	3,634
Cost of inventories sold	33,586	27,245
Auditors' remuneration	1,620	1,660
Net foreign exchange gain	(1,533)	(1,129)
Impairment loss of other assets	1,312	–
Employee benefit expense *(Note 8)*	34,562	35,233
Other operating expenses arising from investment properties that did not generate rental income	70	745
Provision/(write-back of provision) for inventory obsolescence	398	(636)
Write-back of provision for impairment of receivables (a)	(5,300)	(9,295)

(a) An amount of approximately HK$1,585,000 (2004: HK$3,603,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG**"), a former intermediate holding company of the Company, is included in the write-back of provision for impairment of receivables. The said amount was received during the year from the liquidators of CNMG as interim dividends to the unsecured creditors of CNMG.

8. Employee benefit expense

	2005	2004
	HK$'000	*HK$'000*
Wages and salaries	33,950	34,248
Provision for unutilised annual leave	41	20
Write-back of provision for long service payment	–	(86)
Pension costs – defined contribution plans *(Note 29)*	571	1,051
	34,562	35,233

(a) Directors' emoluments

The remuneration of each director of the Company ("**Director**", collectively "**Directors**") for the year ended 31 December 2005 is set out below:

Name of Director	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Employer's contributions to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mr. Lin Xizhong	–	–	–	–	–
Mr. Wang Xingdong	–	2,136	–	–	2,136
Mr. Yan Xichuan	–	1,300	–	60	1,360
Mr. Qian Wenchao	–	–	–	–	–
Ms. He Xiaoli	–	1,040	15	–	1,055
Mr. Lam Chun, Daniel	300	–	–	–	300
Mr. Selwyn Mar	310	–	–	–	310
Ms. Tam Wai Chu, Maria	300	–	–	–	300
	910	4,476	15	60	5,461

The remuneration of each Director for the year ended 31 December 2004 is set out below:

Name of Director	Fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Employer's contributions to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mr. Lin Xizhong	–	–	–	–	–
Mr. Wang Xingdong	–	2,136	82	–	2,218
Mr. Yan Xichuan	–	1,300	50	60	1,410
Mr. Qian Wenchao	–	–	–	–	–
Ms. He Xiaoli	–	1,040	46	–	1,086
Mr. Lam Chun, Daniel	300	–	–	–	300
Mr. Selwyn Mar	310	–	–	–	310
Ms. Tam Wai Chu, Maria	300	–	–	–	300
	910	4,476	178	60	5,624

During the year, no emoluments were paid by the Group to the Directors as an inducement to join or as compensation for loss of office (2004: Nil) and no Directors have waived their emoluments in respect of their services to the Group for the year (2004: Nil).

(b) Five highest-paid individuals

The five highest-paid individuals in the Group for the year ended 31 December 2005 included three (2004: three) Executive Directors whose emoluments are disclosed in (a) above. Details of the emoluments of the remaining two (2004: two) individuals during the year are as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	2,557	2,224
Bonuses	149	35
Employer's contributions to pension scheme	219	198
	2,925	2,457

The emoluments fell within the following bands:

	2005	**2004**
Nil to HK$1,000,000	1	1
HK$1,000,001 – HK$1,500,000	–	–
HK$1,500,001 – HK$2,000,000	1	1
	2	2

During the year, no emoluments were paid by the Group to these individuals as an inducement to join or as compensation for loss of office (2004: Nil).

9. Finance costs

	2005	**2004**
	HK$'000	*HK$'000*
Bank loans and overdrafts		
Wholly repayable within five years	2,000	2,773
Other loans		
Wholly repayable within five years	4,837	316
Finance leases	–	6
	6,837	3,095
Less: borrowing costs capitalised into properties under development (a)	(6,254)	(1,710)
	583	1,385

(a) Borrowing costs were capitalised at a rate ranging from 5.58% to 5.74% (2004: 5.31% to 5.58%) per annum.

10. Income tax

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2004: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	2005 *HK$'000*	2004 *HK$'000*
Current tax – Hong Kong		
Over-provision in respect of prior years	(3,675)	–
Current tax – Overseas		
Provision for the year	653	977
Over-provision in respect of prior years	(620)	–
	33	977
Deferred tax		
Origination of temporary differences	–	105
	(3,642)	1,082

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	2005 *HK$'000*	2004 *HK$'000*
Profit before tax	24,507	86,191
Tax calculated at domestic tax rates applicable to profits in the respective countries	4,351	15,841
Over-provision of income tax in respect of prior years	(4,295)	–
Income not subject to tax	(5,367)	(22,587)
Expenses not deductible for tax purposes	2,898	7,322
Utilisation of previously unrecognised tax losses	(1,229)	–
Unrecognised tax losses	–	506
Income tax (credit)/charges	(3,642)	1,082

The weighted average applicable tax rate was 17.8% (2004: 18.4%). The decrease is caused by a change in the profitability of the Group's subsidiaries in the respective countries.

11. Profit attributable to equity holders of the Company

Consolidated profit attributable to equity holders of the Company includes a profit of approximately HK$1,345,000 (2004: HK$21,278,000) which has been dealt with in the financial statements of the Company.

12. Earnings per share

Basic earnings per share is calculated by dividing the consolidated profit attributable to equity holders of the Company of approximately HK$28,149,000 (2004: HK$85,109,000) by the weighted average number of 772,181,783 ordinary shares (2004: 772,181,783 ordinary shares) in issue during the year.

There were no dilutive potential shares in existence during the year.

13. Dividends

The Directors do not recommend the payment of a dividend for the year ended 31 December 2005 (2004: Nil).

14. Property, plant and equipment

(a) Movements in property, plant and equipment are as follows:

	Group					
	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2004						
Cost	4,574	9,334	10,956	11,311	5,856	42,031
Accumulated depreciation and impairment	(1,604)	(8,108)	(8,530)	(9,788)	(4,782)	(32,812)
Net book amount	2,970	1,226	2,426	1,523	1,074	9,219
Year ended 31 December 2004						
Opening net book amount	2,970	1,226	2,426	1,523	1,074	9,219
Exchange differences	–	–	–	3	5	8
Additions	–	2,273	157	637	539	3,606
Transfer from investment properties	253	–	–	–	–	253
Transfer between categories	–	–	(227)	227	–	–
Acquisition of a subsidiary	–	–	–	88	–	88
Write-back of provision/ (provision) for impairment loss	493	–	–	(88)	–	405
Disposals	–	–	(61)	(73)	(52)	(186)
Depreciation	(62)	(1,533)	(510)	(506)	(609)	(3,220)
Closing net book amount	3,654	1,966	1,785	1,811	957	10,173

	Group					
	Leasehold land and buildings	Leasehold improve-ments	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 31 December 2004						
Cost	4,827	9,355	7,585	5,476	4,767	32,010
Accumulated depreciation and impairment	(1,173)	(7,389)	(5,800)	(3,665)	(3,810)	(21,837)
Net book amount	3,654	1,966	1,785	1,811	957	10,173
Year ended 31 December 2005						
Opening net book amount	3,654	1,966	1,785	1,811	957	10,173
Exchange differences	–	3	114	10	6	133
Transfer from investment properties	5,187	–	–	–	–	5,187
Additions	–	759	882	1,448	904	3,993
Disposals	–	(8)	(739)	(460)	(4)	(1,211)
Depreciation	(88)	(1,372)	(457)	(588)	(424)	(2,929)
Closing net book amount	8,753	1,348	1,585	2,221	1,439	15,346
At 31 December 2005						
Cost	10,014	10,040	4,908	5,814	5,677	36,453
Accumulated depreciation and impairment	(1,261)	(8,692)	(3,323)	(3,593)	(4,238)	(21,107)
Net book amount	8,753	1,348	1,585	2,221	1,439	15,346

(b) The carrying amounts of leasehold land and buildings are analysed as follows:

	2005	2004
	HK$'000	*HK$'000*
In Hong Kong, held on:		
Long-term leases (over 50 years)	8,753	1,873
In the PRC, held on:		
Long-term leases (over 50 years)	–	1,781
	8,753	3,654

Leasehold land and buildings with carrying amounts of approximately HK$8,753,000 (2004: Nil) have been pledged as securities for bank borrowings *(Note 28(a))*.

15. Investment properties

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Balance at 1 January	229,890	206,510
Transfer to property, plant and equipment	(5,187)	(253)
Revaluation gain	15,196	23,633
Balance at 31 December	239,899	229,890

The investment properties were revalued at 31 December 2005 by CB Richard Ellis Limited, an independent firm of professional valuers. Valuations were based on current prices in an active market for all properties.

The Group's interests in investment properties at their net book values are analysed as follows:

	2005	**2004**
	HK$'000	*HK$'000*
In Hong Kong, held on:		
Long-term leases (over 50 years)	236,299	228,100
In the PRC, held on:		
Long-term leases (over 50 years)	3,600	1,790

Investment properties with carrying amounts of approximately HK$236,299,000 (2004: HK$215,000,000) have been pledged as securities for bank borrowings *(Note 28(a))*.

16. **Goodwill**

(a) **Goodwill and negative goodwill arising from acquisitions are as follows:**

		Group	
	Goodwill	Negative Goodwill	Net
	HK$'000	HK$'000	HK$'000
At 1 January 2004			
Cost and net book amount	–	–	–
Year ended 31 December 2004			
Opening net book amount	–	–	–
Additions	20,275	(12,738)	7,537
Amortisation	(1,317)	5,271	3,954
Closing net book amount	18,958	(7,467)	11,491
At 31 December 2004			
Cost	20,275	(12,738)	7,537
Accumulated amortisation and impairment	(1,317)	5,271	3,954
Net book amount	18,958	(7,467)	11,491
Year ended 31 December 2005			
Opening net book amount, as previously reported	18,958	(7,467)	11,491
Opening adjustment on derecognision of negative goodwill *(see Note 2(a))*	–	7,467	7,467
Opening net book amount, as restated	18,958	–	18,958
Exchange differences	425	–	425
Closing net book amount	19,383	–	19,383
At 31 December 2005			
Cost	19,383	–	19,383
Accumulated amortisation and impairment	–	–	–
Net book amount	19,383	–	19,383

(b) **Impairment tests for goodwill**

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to business segment as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Specialised construction	19,383	18,958

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period.

The sale growth rate and discount rate used for value-in-use calculations are 5.00% and 5.58% respectively.

Management determined the sale growth rate based on past performance and its expectation for market development. The discount rate used is the cost of borrowings of the CGU.

17. **Investments in subsidiaries**

	Company	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted share investments, at cost	695,296	695,296
Less: provision for impairment in value	(695,296)	(695,296)
	–	–
Loans to subsidiaries (a)	51,423	51,928
Less: provision for loans to subsidiaries	(47,800)	(47,800)
	3,623	4,128
Amounts due from subsidiaries (b)	1,032,171	1,003,855
Less: provision for amounts due from subsidiaries	(488,212)	(511,674)
	543,959	492,181
	547,582	496,309

(a) Included in the loans to subsidiaries are loans to subsidiaries of approximately HK$47,800,000 (2004: HK$47,800,000) which are non-interest bearing. The remaining balances bear interest at commercial lending rates. All balances are unsecured and repayable on demand.

(b) The amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.

(c) The following is a list of the principal subsidiaries at 31 December 2005:

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	–	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	–	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	–	100	Property investment
Dongguan Bridgman Fire Doors Limited *(ii)*	PRC	RMB12,062,711	–	100	Manufacturing of fire proof doors

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	–	100	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	–	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	–	100	Securities trading
Great Way Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	–	100	Property investment
Jaeger Development Limited	British Virgin Islands	1 share of US$1	–	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Manufacturing and trading of lubricant oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	–	100	Investment holding
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
ONFEM Company Limited	Hong Kong	2 shares of HK$1 each	–	100	Investment holding
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	–	Provision of financing for other Group companies
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	–	Investment holding

Name of subsidiary	Place of incorporation/ operations	Particulars of issued/ registered and paid up capital *(i)*	Percentage of equity Directly held by the Company	Indirectly held by the Company	Principal activities
Oriental Dragon Construction Limited	Hong Kong/ Hong Kong and PRC	10,000 shares of HK$1 each	–	100	Investment holding
Shanghai Jin Qiao Condo Decoration Engineering Company Limited *(iii)*	PRC	US$2,040,000	–	100	Design and installation of curtain walls and aluminium windows
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	–	100	Property management
Top Gain Properties Limited	Hong Kong/ PRC	2 shares of HK$1 each	–	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	–	100	Property investment
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	–	100	Provision of construction project management services
Zhuhai (Oriental) Blue Horrison Properties Company Limited *(iv)*	PRC	RMB44,000,000	–	100	Property development

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2005.

(ii) Dongguan Bridgman Fire Doors Limited ("Dongguan Bridgman") is a Sino-foreign equity joint venture established in the PRC with an initial operating period of 12 years up to 2005 and further extending to 2017, of which Bridgman Fire Doors (H.K.) Limited ("Bridgman HK"), a wholly owned subsidiary of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB60,000 while Bridgman HK is entitled to share all the profit/loss of Dongguan Bridgman after deducting the distribution to the Chinese joint venture partner.

(iii) Shanghai Jin Qiao Condo Decoration Engineering Company Limited, a wholly owned subsidiary of the Company, is a foreign investment enterprise established in the PRC with an operating period of 15 years up to 2008.

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited, a wholly owned subsidiary of the Company, is a foreign investment enterprise established in the PRC with an operating period of 8 years up to 2007.

(d) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

18. Available-for-sale financial assets/non-trading securities

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Balance at 1 January	28,440	28,440
Revaluation surplus transferred to equity *(Note 25)*	900	–
Balance at 31 December	29,340	28,440

Available-for-sale financial assets/non-trading securities include the following:

	2005	**2004**
	HK$'000	*HK$'000*
Equity securities:		
Listed in Hong Kong, at fair value	29,340	28,440
Unlisted, at cost	243,600	243,600
Less: provision for impairment in value	(243,600)	(243,600)
	–	–
	29,340	28,440

19. Inventories

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Manufacturing and trading stocks		
Raw materials	5,129	5,603
Work in progress	–	196
Finished goods	3,723	3,542
	8,852	9,341
Less: provision for inventory obsolescence	(2,759)	(2,361)
Manufacturing and trading stocks, net	6,093	6,980
Properties under development – located in the PRC	244,979	231,787
Less: provision for net realisable value	(36,276)	(36,276)
Properties under development, net (a)	208,703	195,511
	214,796	202,491

(a) **Properties under development**

	2005	2004
	HK$'000	*HK$'000*
Land use right	77,342	79,164
Construction in progress	131,361	116,347
	208,703	195,511

20. **Trade and other receivables**

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and contract receivables, net (a)	83,170	31,672	–	–
Retention receivables *(Note 21)*	7,039	15,023	–	–
Deposits	52,242	25,374	650	652
Prepayments	876	910	324	387
Others	18,655	10,511	28	13
	161,982	83,490	1,002	1,052

(a) **Trade and contract receivables, net**

The aging analysis of trade and contract receivables is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
0 – 30 days	40,924	9,194
31 – 60 days	16,710	5,340
61 – 90 days	6,898	3,247
Over 90 days	34,027	33,148
	98,559	50,929
Less: provision for impairment of receivables	(15,389)	(19,257)
	83,170	31,672

For trade receivables, the normal credit period granted by the Group to the customers is from 30 days to 60 days from the date of invoice. The credit period for contract receivables varies in accordance with the terms of contracts.

The carrying amounts of trade and contract receivables are denominated in the following currencies:

	Group 2005	Group 2004
	HK$'000	HK$'000
Hong Kong dollar	13,135	11,591
RMB	40,253	9,952
United States dollar	29,782	10,129
	83,170	31,672

21. **Construction contracts in progress**

	Group 2005	Group 2004
	HK$'000	HK$'000
Contract costs incurred plus attributable profits less foreseeable losses to date	112,699	20,773
Less: progress billings to date	(111,955)	(19,899)
	744	874
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	744	1,684
Gross amounts due to customers for contract work	–	(810)
	744	874

As at 31 December 2005, retentions held by customers for contract work included in non-current retention receivables of the Group and trade and other receivables of the Group under Note 20 amounted to approximately HK$4,539,000 (2004: HK$879,000) and HK$7,039,000 (2004: HK$15,023,000), respectively.

22. **Financial assets at fair value through profit or loss/trading securities**

	Group 2005	Group 2004
	HK$'000	HK$'000
At fair value:		
Equity securities listed in Hong Kong	2,778	2,489

23. **Cash and cash equivalents**

	Group		Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks	143,299	120,703	49,976	75,457
Cash on hand	48	136	–	–
Cash and bank deposits (a)	143,347	120,839	49,976	75,457
Bank overdraft *(Note 28)*	(1,103)	(1,158)	–	–
	142,244	119,681	49,976	75,457

(a) The carrying amounts of cash and bank deposits are denominated in the following currencies:

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong dollar	25,900	67,459	5,569	39,511
RMB	72,970	17,355	–	–
United States dollar	44,433	36,025	44,407	35,946
Other currencies	44	–	–	–
	143,347	120,839	49,976	75,457

24. Share capital

	2005		2004	
	No. of Shares	**Amount**	**No. of Shares**	**Amount**
	('000)	*HK$'000*	*('000)*	*HK$'000*
Authorised:				
Ordinary shares of HK$0.1 each	2,000,000	200,000	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	772,182	77,218	772,182	77,218

(a) Share options

On 29 May 2003, the Company adopted a share option scheme under which the Directors may, at their discretion, invite any person who has contributed or will contribute to the Group to take up options at a nominal consideration of HK$10 for each lot of share options granted.

(i) Share options were granted on 15 March 2004 under the share option scheme and are exercisable during a three-year period commencing on the date of acceptance of the share options by each respective Director or employee, and shall expire at the end of the three-year period. As at 31 December 2005, the details of the share options granted and outstanding are as follows:

Category of participant	**Exercise period of share options**	**Exercise price** *HK$*	**Number of share options** *('000)*
Directors	16 March 2004 to 15 March 2007	0.83	12,000
Employees	17 March 2004 to 26 April 2007	0.83	8,100
			20,100

(ii) Movements in the number of share options outstanding of the above share options granted are as follows:

	2005 Number of share options *('000)*	2004 Number of share options *('000)*
Balance at 1 January	20,900	–
Granted	–	21,100
Lapsed	(800)	(200)
Balance at 31 December	20,100	20,900

25. Reserves

(a) Group

	Share premium *HK$'000*	Contributed surplus (c) *HK$'000*	Capital redemption reserve *HK$'000*	Available-for-sale financial assets revaluation reserve *HK$'000*	Exchange reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
Balance at 1 January 2004	409,738	601,415	769	11,520	(1,601)	(624,352)	397,489
Currency translation adjustments	–	–	–	–	2,247	–	2,247
Release of reserve upon liquidation of a subsidiary	–	(1,003)	–	–	–	–	(1,003)
Profit for the year, as restated	–	–	–	–	–	85,109	85,109
Balance at 31 December 2004	409,738	600,412	769	11,520	646	(539,243)	483,842
Balance at 1 January 2005, as per above	409,738	600,412	769	11,520	646	(539,243)	483,842
Opening adjustment on derecognition of negative goodwill on the adoption of HKFRS 3 *(see Note 2(a))*	–	–	–	–	–	7,467	7,467
Balance at 1 January 2005, as restated	409,738	600,412	769	11,520	646	(531,776)	491,309
Currency translation adjustments	–	–	–	–	2,458	–	2,458
Revaluation surplus of available-for-sale financial assets	–	–	–	900	–	–	900
Profit for the year	–	–	–	–	–	28,149	28,149
Balance at 31 December 2005	409,738	600,412	769	12,420	3,104	(503,627)	522,816

(b) Company

	Share premium HK$'000	Contributed surplus (c) HK$'000	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
Balance at 1 January 2004	409,738	575,220	769	(503,323)	482,404
Profit for the year	–	–	–	21,278	21,278
Balance at 31 December 2004	409,738	575,220	769	(482,045)	503,682
Profit for the year	–	–	–	1,345	1,345
Balance at 31 December 2005	409,738	575,220	769	(480,700)	505,027

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31 December 2005, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$95,289,000 (2004: HK$93,944,000).

26. Deferred tax

The movement on the deferred tax assets is as follows:

	Group 2005 HK$'000	Group 2004 HK$'000
Balance at 1 January	932	932
Recognised in the income statement	–	–
Balance at 31 December	932	932

The movement on the deferred tax liabilities during the year is as follows:

	2005 HK$'000	2004 HK$'000
Balance at 1 January	105	–
Recognised in the income statement	–	105
Balance at 31 December	105	105

Deferred income tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. As at 31 December 2005, the Group had unrecognised tax losses in Hong Kong of approximately HK$215,180,000 (2004: HK$260,816,000) to carry forward against future taxable income, and these tax losses have no expiry date. In addition, the Group had unrecognised tax losses in the PRC of approximately HK$24,278,000 as at 31 December 2005 (2004: HK$26,588,000), and these tax losses will expire within 5 years.

27. **Trade and other payables**

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade, bills and contract payables (a)	99,794	75,301	–	–
Retention payables	10,453	6,436	–	–
Accruals and other payables	38,459	24,804	3,078	2,730
Provisions (b)	–	–	18,237	–
Temporary receipts	7,699	103	–	–
Rental deposits received	1,195	1,922	–	–
	157,600	108,566	21,315	2,730

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
0 – 30 days	25,617	14,024
31 – 60 days	10,161	11,504
61 – 90 days	3,821	1,151
Over 90 days	60,195	48,622
	99,794	75,301

The carrying amounts of trade, bills and contract payables are denominated in the following currencies:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Hong Kong dollar	2,599	6,357
RMB	96,257	68,249
US dollar	568	509
Other currencies	370	186
	99,794	75,301

(b) **Provisions**

	Company	
	2005	**2004**
	HK$'000	*HK$'000*
Balance at 1 January	–	50,078
Provisions for the year	18,237	–
Payments	–	(28,459)
Unused amounts reversed	–	(21,619)
Balance at 31 December	18,237	–

The amount represents the provision made for corporate guarantees in respect of banking facilities extended to subsidiaries.

28. **Short-term borrowings**

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank overdrafts, secured *(Note 23)*	1,103	1,158
Bank term-loans, secured	13,936	35,247
Bank borrowings, secured (a)	15,039	36,405
Loan from a former minority investor	–	6,726
Loan from a fellow subsidiary, secured *(Note 33)*	48,055	–
	63,094	43,131

(a) Banking facilities

The Group's aggregate banking facilities, including bank borrowings, as at 31 December 2005 were approximately HK$194,685,000 (2004: HK$50,262,000), of which the unutilised facilities as at the same date amounted to approximately HK$176,011,000 (2004: HK$13,295,000). Securities for the facilities include:

(i) fixed deposits of the Group of approximately HK$5,000,000 (2004: HK$38,100,000), including that of the Company of approximately HK$5,000,000 (2004: HK$9,500,000);

(ii) investment properties and leasehold land and buildings with carrying amounts of approximately HK$236,299,000 (2004: HK$215,000,000) and HK$8,753,000 (2004: Nil) respectively; and

(iii) corporate guarantees given by the Company.

(b) All the short-term borrowings are on a floating interest rate basis. The effective interest rates at the balance sheet date were as follows:

	2005		2004	
	HK$	*RMB*	*HK$*	*RMB*
Bank overdrafts, secured	7.75%	–	5.00%	–
Bank term-loans, secured	–	5.58%	–	5.51%
Loan from a fellow subsidiary, secured	–	5.74%	–	–

(c) The carrying amounts of short-term borrowings approximate their fair values and are denominated in the following currencies:

	2005	**2004**
	HK$'000	*HK$'000*
Hong Kong dollar	1,103	1,158
RMB	61,991	41,973
	63,094	43,131

29. Pension obligations

The Group participates in a defined contribution pension scheme and a Mandatory Provident Fund ("**MPF**") scheme for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees ("**Employees**") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the Employees' monthly salary. Employees under the defined contribution scheme are entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 20% and 90% after completing at least two but less than ten years of service from the date of joining the Group.

Under the MPF scheme, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the defined contribution pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month per employee and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contributions under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees. In addition to the mandatory contribution, employees are entitled to 100% of the employers' voluntary contributions to the fund plus investment earnings upon leaving employment after completing ten years of service, or upon retirement after attaining the retirement age notwithstanding the number of years of service, or upon death or ceasing to be an employee due to total incapacity . Employees are also entitled to the employers' voluntary contributions to the fund plus investment earnings calculated at a scale of between 20% and 90% after completing a period of service of at least two but less than ten years.

The Group's contributions to the pension scheme and the MPF scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. Forfeited contributions totalling HK$57,000 (2004: HK$61,000) were utilised during the year and there were no unutilised forfeited contributions available as at 31 December 2005.

As stipulated by rules and regulations in the PRC, the Group contributes to a state-sponsored retirement plan for its employees in the PRC as determined by the local government. The Group is required to contribute to the plan at a rate ranging from 10% to 22% of the basic salary of the PRC employees in addition to contributions by employees at a rate of 8% of the basic salary as specified by the local government, and the Group has no further obligations for the actual payment of the pensions or post-retirement benefits beyond the annual contributions made.

30. Notes to the consolidated cash flow statement

Reconciliation of profit before tax to cash generated from/(used in) operations:

	2005 HK$'000	2004 HK$'000
Profit before tax	24,507	86,191
Interest income	(2,358)	(2,383)
Interest expense	583	1,385
Depreciation	2,929	3,220
Amortisation of land lease premium	–	113
Amortisation of goodwill and negative goodwill	–	(3,954)
Revaluation gain on investment properties	(15,196)	(23,633)
Impairment loss of leasehold land and land use rights	–	1,798
Write-back of provision for impairment loss of property, plant and equipment	–	(405)
Gain on disposal of property, plant and equipment	(6,215)	(294)
Gain on deconsolidation of subsidiaries	–	(78,707)
Impairment loss of other assets	1,312	–
Provision for properties under development	–	25,000
Provision/(write-back of provision) for inventory obsolescence	398	(636)
Write-back of provision for impairment of receivables	(5,300)	(9,295)
Unrealised gain on revaluation of financial assets at fair value through profit or loss/trading securities	(289)	(347)
Write-back of provision for a bank guarantee	–	(10,148)
Dividend income from securities investment	(393)	(449)
Wavier of debt by a former minority investor	–	(3,051)
Operating loss before working capital changes	(22)	(15,595)
Increase in retention receivables, non-current portion	(3,660)	(272)
Decrease in other assets	55	22
Increase in inventories	(6,449)	(6,670)
Decrease in amount due from a fellow subsidiary	–	1
Decrease in amount due from a minority investor	–	37
Increase in trade and other receivables	(73,192)	(4,044)
Decrease in gross amounts due from/to customers for contract work, net	130	2,722
Decrease in pledged deposits	33,100	15,110
Decrease in amounts due to minority investors	–	(690)
Increase/(decrease) in trade and other payables	49,034	(22,304)
Increase in other liabilities	286	649
Exchange adjustments	1,900	2,480
Cash generated from/(used in) operations	1,182	(28,554)

31. Contingent liabilities

The Company had executed:

(a) corporate guarantees to various banks in respect of banking facilities extended to subsidiaries amounting to approximately HK$194,400,000 (2004: HK$21,600,000). As at 31 December 2005, the facilities utilised amounted to approximately HK$18,528,000 (2004: HK$1,452,000); and

(b) a letter of guarantee amounting to approximately HK$8,993,000 (2004: Nil) to an employer of a specialised construction contract undertaken by a subsidiary in respect of an advanced payment made by the employer to the subsidiary on such contract.

32. Commitments

(a) Capital commitments of the Group outstanding at 31 December 2005 were as follows:

	2005 *HK$'000*	2004 *HK$'000*
Contracted but not provided for in respect of property development	275,890	29,508

At 31 December 2005, the Company did not have any outstanding capital commitments (2004: Nil).

(b) At 31 December 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	2005 *HK$'000*	2004 *HK$'000*
Not later than one year	4,475	3,202
Later than one year and not later than five years	5,429	3,202
After five years	2,550	3,216
	12,454	9,620

At 31 December 2005, the Company did not have any operating lease commitments (2004: Nil).

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to three years. None of the leases includes contingent rentals.

At 31 December 2005, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2005 *HK$'000*	2004 *HK$'000*
Not later than one year	11,226	9,382
Later than one year and not later than five years	5,828	7,919
	17,054	17,301

At 31 December 2005, the Company did not have any future lease receipts (2004: Nil).

33. Related party transactions

The Directors consider the immediate holding company to be June Glory International Limited, a company incorporated in the British Virgin Islands; the intermediate holding company to be China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"), a company incorporated in Hong Kong; and the ultimate holding company to be China Minmetals Corporation ("**China Minmetals**"), a company incorporated in the PRC.

The Group had the following material transactions and balances with related parties, which were carried out in the ordinary and normal course of business of the Group:

(a) **Transactions with related parties**

	2005 *HK$'000*	2004 *HK$'000*
Construction project management service revenue from a fellow subsidiary *(Note (i))*	15,344	8,009
Specialised construction revenue from related companies *(Note (ii))*	30,206	9,682
Rental expenses and license fees paid to fellow subsidiaries *(Note (iii))*	1,354	968
Loan interest costs to a fellow subsidiary *(Note (iv))*	1,037	–
Advanced payment to a related company for a specialised construction contract *(Note (ii))*	2,632	–
Proceed from disposal of factory to a local government in the PRC *(Note (ii))*	10,133	–

(b) **Balances with related parties**

	2005 *HK$'000*	2004 *HK$'000*
Contract receivable from a fellow subsidiary for construction project management services *(Note (i))*	2,562	–
Progress payment from a fellow subsidiary for construction project management services *(Note (i))*	–	810
Contract and other receivables from related companies for specialised construction contracts *(Note (ii))*	15,901	2,641
Contract payable to a related company for a real estate development project *(Note (ii))*	34,528	33,768
Contract and retention payables to a related company for a specialised construction contract *(Note (ii))*	22,540	5,138
Short-term loan from a fellow subsidiary *(Note (iv))*	48,055	–
Loan interest payable to a fellow subsidiary *(Note (iv))*	84	–

(c) **Key management compensation**

	2005 *HK$'000*	2004 *HK$'000*
Salaries and short-term employee benefits	5,401	5,564
Pension costs – defined contribution plans	60	60
	5,461	5,624

Notes:

(i) Details of the construction project management agreement dated 29 July 2004 entered into between a subsidiary and a fellow subsidiary of the Company have been published in the Company's announcement dated 29 July 2004. The transaction constituted a connected transaction as defined in the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**").

(ii) As China Minmetals is a state-owned enterprise, the government of the PRC ("**PRC Government**") is considered as the Company's ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to China Minmetals, directly or indirectly controlled by the PRC Government are also considered as related parties of the Group. Since many state-controlled enterprises have multi-layered and diversified corporate structure and the structure may also change over time as a result of transfers and privatisation programmes, to balance the cost and benefit in making disclosure, the Group has only disclosed material transactions with such stated-controlled enterprises.

(iii) The transactions constituted continuing connected transactions as defined in the Listing Rules.

(iv) The short-term loan from a fellow subsidiary made on 24 August 2005, for working capital purposes to a subsidiary of the Company for a term of 6 months bearing interest at the rate of 5.74% per annum, is secured by a corporate guarantee from Minmetals HK. The transaction constituted a connected transaction as defined in the Listing Rules.

34. Events after the balance sheet date

On 11 April 2006, a shareholders' agreement was entered into amongst Karman Industries Limited ("**KIL**"), Stillpower Limited ("**SL**") (both are indirect wholly owned subsidiaries of the Company), World Ocean Development Limited ("**WODL**") and Oriental Dragon Construction Limited ("**ODCL**"), pursuant to which ODCL will become a joint venture company, owned as to 71% by the Company through KIL and SL and 29% by WODL, upon completion of the share transfer. ODCL, through Dragon Construction (Nanjing) Properties Company Limited ("**Project Company**"), its wholly owned subsidiary established in the PRC on 5 January 2006, undertakes a residential property development project in Nanjing.

It is estimated that before financing from financial institutions is available, the Project Company would require an initial financing of approximately RMB180,000,000 (approximately HK$173,077,000) to meet the full payment of the relevant land premium and other preliminary expenses, of which approximately RMB172,237,000 (approximately HK$165,613,000) will be provided by the Group as loans to ODCL, while WODL will provide loans of approximately RMB7,763,000 (approximately HK$7,464,000) to ODCL and, together with its associates, pledge properties with acceptable values of approximately RMB44,437,000 (approximately HK$42,728,000) as securities to the Group in exchange for its provision of WODL's share of financing to ODCL.

Further details of the above transaction have been set out in the Company's announcement dated 11 April 2006.

C. INDEBTEDNESS

Borrowings

As at the close of business on 31 March 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had aggregate outstanding borrowings of approximately HK$151,372,000, comprising secured bank overdrafts of approximately HK$1,039,000, secured trust receipt bank loans of approximately HK$626,000, secured short-term bank loans of approximately HK$70,864,000 and short-term loans from a fellow subsidiary of approximately HK$78,843,000 guaranteed by China Minmetals H.K. (Holdings) Limited, the intermediate holding company of the Company.

Save as aforesaid and apart from trade and other payables and other liabilities, the Group did not have any debt securities issued and outstanding, or authorised or otherwise created but unissued, and term loans, which are either guaranteed, unguaranteed, secured and/or unsecured, and other borrowings or indebtedness in the nature of borrowing, including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, which are either guaranteed, unguaranteed, secured and/or unsecured, at the close of business on 31 March 2006.

Contingent liabilities

As at the close of business on 31 March 2006, the Group did not have any material contingent liabilities or guarantees.

Securities and charges

As at the close of business on 31 March 2006, the Group's aggregate banking facilities in respect of the short-term bank borrowings, were approximately HK$196,154,000, which were secured by pledged deposits of the Group of approximately HK$47,472,000; investment properties and leasehold land and buildings of the Group with carrying amounts of approximately HK$236,299,000 and HK$8,753,000 respectively; and corporate guarantees provided by the Company.

Save as disclosed above, the Group did not have any mortgages or charges at the close of business on 31 March 2006.

D. WORKING CAPITAL

Taking into account the financial resources available to the Group, including internally generated funds and available banking facilities, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

The following unaudited pro forma consolidated statement of assets and liabilities of the Group as at 31 December 2005 has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Transaction as if it had taken place on 31 December 2005. The unaudited pro forma consolidated statement of assets and liabilities set out below has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Group as at 31 December 2005 or at any future date.

The unaudited pro forma consolidated statement of assets and liabilities set out below is based on the audited consolidated balance sheet of the Group as at 31 December 2005 as extracted from the 2005 annual report of the Company and after making certain pro forma adjustments as set out below.

ONFEM Holdings Limited
Unaudited pro forma consolidated statement of assets and liabilities
As at 31 December 2005

	Consolidated statement of assets and liabilities of the Group as at 31 December 2005	Pro forma adjustments		Pro forma balances
	HK$'000	*HK$'000*	*Note*	*HK$'000*
ASSETS				
Non-current assets				
Property, plant and equipment	15,346			15,346
Investment properties	239,899			239,899
Goodwill	19,383			19,383
Available-for-sale financial assets	29,340			29,340
Deferred tax assets	932			932
Retention receivables	4,539			4,539
Other assets	349			349
	309,788			309,788
Current assets				
Inventories	214,796	135,288	*(a)*	375,084
		25,000	*(b)*	
Trade and other receivables	161,982	(25,000)	*(b)*	136,982
Gross amounts due from customers for contract work	744			744
Financial assets at fair value through profit or loss	2,778			2,778
Pledged deposits	5,000			5,000
Cash and bank deposits	143,347	(65,288)	*(a)*	78,062
		3	*(c)*	
	528,647			598,650
Total assets	838,435			908,438

	Consolidated statement of assets and liabilities of the Group as at 31 December 2005	Pro forma adjustments		Pro forma balances
	HK$'000	HK$'000	Note	HK$'000
EQUITY				
Capital and reserves attributable to equity holders of the Company				
Share capital	77,218			77,218
Reserves	522,816	7	(c)	522,823
	600,034			600,041
Minority interest	–	(4)	(c)	(4)
Total equity	600,034			600,037
LIABILITIES				
Non-current liabilities				
Deferred tax liabilities	105			105
Other liabilities	7,220			7,220
	7,325			7,325
Current liabilities				
Trade and other payables	157,600	(7,465)	(d)	150,135
Loan from a minority investor	–	7,465	(d)	7,465
Current tax payable	10,382			10,382
Short-term borrowings	63,094	70,000	(a)	133,094
	231,076			301,076
Total liabilities	238,401			308,401
Total equity and liabilities	838,435			908,438
Net current assets	297,571			297,574
Total assets less current liabilities	607,359			607,362

Notes:

(a) The adjustment reflects the remaining payment of approximately HK$128,846,000 (RMB134,000,000) and transaction costs of approximately HK$6,442,000 (RMB6,700,000) in completing the acquisition of the Land. Of these amounts, HK$70,000,000 of bank borrowings have been drawn down as at the Latest Practicable Date.

(b) The adjustment reflects the reclassification of the initial deposit of approximately HK$25,000,000 (RMB26,000,000) in acquiring the Land from deposit to inventory upon completion of the acquisition.

(c) The adjustment reflects the disposal of a 29% shareholding in ODCL to WODL at HK$2,900 and the profit on disposal (based on the proportionate amount of net liabilities of ODCL).

(d) The adjustment reflects the reclassification of the shareholders' loan received by ODCL from WODL of USD957,000 (approximately HK$7,422,000) from other payables to loan from a minority investor.

(e) No adjustment has been made to reflect any trading result or other transaction of the Group entered into subsequent to 31 December 2005.

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central Hong Kong

The Directors
ONFEM Holdings Limited

24 May 2006

Dear Sirs,

We report on the unaudited pro forma consolidated statement of assets and liabilities of ONFEM Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 78 to 81 under the heading of "Pro Forma Financial Information of the Group" (the "Unaudited Pro Forma Financial Information") in Appendix II of the Company's circular dated 24 May 2006, in connection with the proposed formation of the joint venture company for a property development project in Nanjing, the PRC including the provision of financing to the joint venture company (the "Circular"). The Unaudited Pro Forma Financial Information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the proposed transaction might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 78 to 81 of the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the Directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the consolidated statement of assets and liabilities of the Group as at 31 December 2005 with the audited consolidated balance sheet of the Group as at 31 December 2005 as shown in the audited consolidated financial statements of the Group for the year ended 31 December 2005, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2005 or at any future date.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following report comprises the text of a letter and a valuation certificate, prepared for the purpose of incorporation in this circular received from RHL Appraisal Limited, independent valuers, in connection with its valuation of the Land as at 31 March 2006.

永利行評值顧問有限公司 | RHL Appraisal Ltd
Surveying Practices – Corporate Valuation and Property Consultancy
Lincense No.: C-015672

HONG KONG 香港
Room 1010, Star House
Tsimshatsui, Hong Kong
香港尖沙咀星光行1010室

T +852 2730 6212
F +852 2736 9284
E info@rhl-int.com
W www.rhl-int.com

24 May 2006

The Board of Directors
ONFEM Holdings Limited
18th Floor China Minmetals Tower
No. 79 Chatham Road South
Tsimshatsui Kowloon
Hong Kong

Dear Sirs,

Re: Lot no. 2005G108 situated at the junction of Xue Si Road and Xue Qi Road, Science Park, Jiangning District, Nanjing, the People's Republic of China

We refer to our appointment as the independent valuer of ONFEM Holdings Limited for a piece of land situated at the junction of Xue Si Road and Xue Qi Road, Science Park, Jiangning District, Nanjing, the People's Republic of China with lot no. 2005G108. Terms used in this report shall have the same meaning as those defined in the circular to the shareholders of the Company dated 24 May 2006 (the "**Circular**"), of which this report forms part.

In accordance with your instructions to value the Land in which the Company or its subsidiaries have interest, we confirm that we have carried out an inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the Land as at 31 March 2006 (the "**date of valuation**").

Basis of Valuation

The valuation is our opinion of the market value which we would define as intended to mean the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's – length transaction after proper marketing wherein the parties had each acted knowledgeably prudently and without compulsion.

Valuation Methodology

In valuing the Land, the "Direct Comparison Method" is adopted where comparison based on prices information of comparable properties is made. Comparable properties of similar size, character and location are analysed and carefully weighted against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

Assumptions

Our valuations have been made on the assumption that the owner sells the Land in the market in its existing state without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the value of the Land.

As the Land is held by the owner on long term land use rights, we have assumed that the owner has free and uninterrupted right to use the Land for the whole of the unexpired term of its land use rights. Vacant possession is assumed for the Land.

Other special assumptions in relation to the Land, if any, have been stated out in the footnotes of the valuation certificate for the Land.

Title Investigation

We have been, in some instances, provided with some title documents relating to the Land. However, we have not searched the original documents to verify ownership or to verify the existence of any lease amendments which do not appear on the copies handed to us. All legal documents disclosed in this report are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the Land set out in this report.

We have also relied on the legal opinion given by the PRC legal advisers, Shanghai City Development Law Firm, to the Company, on the relevant laws and regulations in the PRC and on the nature of the owner's interests in the Land as at the valuation date.

Limiting Conditions

No allowance has been made in this report for any charges, mortgages or amounts owing on the Land valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the Land is free from encumbrances, restrictions, outstanding land premium and outgoings of an onerous nature, which could affect its value.

In valuing the Land, we have complied with all the requirements contained in Chapter 5 of the Listing Rules and the HKIS Valuation Standards on Properties (First Edition 2005) published by the Hong Kong Institute of Surveyors effective from 1 January 2005.

We have relied to a very considerable extent on the information given by the Group and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have carried out inspection of the Land. However, we must point out that we have not carried out site investigations to determine the suitability of the ground conditions or the services for the Land. Our valuation is on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

We have no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought and received confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

All monetary sums stated in this report are in Renminbi.

The valuation certificate is attached herewith.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Tse Wai Leung	**Sandra S.W. Lau**
BSc MFin MRICS MHKIS RPS(GP)	*MFin MHKIS AAPI RPS(GP)*
Director	*Director*

Mr. Tse Wai Leung is a member of the Royal Institution of Chartered Surveyors, a member of the Hong Kong Institute of Surveyors, a registered professional surveyor in General Practice and a qualified real estate appraiser in the PRC. Ms. Sandra S. W. Lau is a member of the Hong Kong Institute of Surveyors, an associate of the Australian Property Institute and a registered professional surveyor in General Practice. Both of them are on the list of Property Valuers for Undertaking Valuations for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers of the Hong Kong Institute of Surveyors, Registered Business Valuers under the Hong Kong Business Valuation Forum and have over ten years' experience in valuation of properties in Hong Kong, Macau and the PRC.

VALUATION CERTIFICATE

Property held for future development

Property	**Description and tenure**	**Particulars of occupancy**	**Market value in existing state as at 31 March 2006**
Lot no. 2005G108 situated at the junction of Xue Si Road and Xue Qi Road, Science Park, Jiangning District, Nanjing, the PRC	The Land comprises a parcel of land covering a total area of 310,295.5 square metres of which developable site area accounting for 198,054.5 square metres. The remaining portion of the site is occupied by water ponds or is designated for traffic roads, green area and educational facilities. According to the land grant conditions of the Land, it is designated for residential use including ancillary commercial facilities. Material land grant conditions of the Land are set out in Note 2 below. The land use rights in the Land for residential use are held for a term of 70 years commencing from the issue date of the land use rights certificate to be issued for the Land.	The Land is currently a bare and vacant site.	RMB160,000,000

Notes:

1. Pursuant to a State Land Use Rights Transfer Contract entered into between The Bureau of Land Resources, Jiangning Branch, Nanjing, Jiangsu Province, the PRC (the "**Grantor**") and ODCL on 27 December 2005, the Grantor granted the land use rights in the Land to ODCL for residential use including ancillary commercial facilities at a consideration of RMB160,000,000 payable at the following payment terms:

Initial deposit payable upon signing of the State Land Use Rights Transfer Contract for the Land:	RMB26,000,000
On or before 12 January 2006:	RMB54,000,000
On or before 27 March 2006:	RMB32,000,000
On or before 27 April 2006:	RMB32,000,000
On or before 30 May 2006:	RMB16,000,000

As confirmed by the Company, a total sum of RMB112,000,000 has been paid as at the date of valuation.

2. As stated in the State Land Use Rights Transfer Contract for the Land, the Land is subject to the following material land grant conditions:

Maximum Plot Ratio	:	1.2 times
Build-over Area (Site Coverage)	:	not more than 25%
Building Height	:	not higher than 24 metres
Green Open Space	:	not less than 40% (at least one green area of not less than 5,000 square metres shall be provided)
Building Work Commencement	:	within one year upon issue of the land use rights certificate for the Land

3. PRC legal opinion on the Land is summarised as follows:

3.1 The land grant procedures of the Land were in compliance with applicable laws in the PRC;

3.2 The State Land Use Rights Transfer Contract for the Land is valid and enforceable;

3.3 The Land is not encumbranced with any mortgage, charge and court foreclosure order; and

3.4 ODCL/the Project Company shall obtain full and complete land use rights in the Land upon full payment of land premium and obtaining the land use rights certificate for the Land.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, the interests of the Directors and the chief executive of the Company in the Shares and underlying Shares or in the shares or underlying shares of any of its associated corporations (within the meaning of the SFO), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Long Position in Shares of the Company

(a) *Shares*

Name of Director	Nature of interest	Number of Shares held
He Xiaoli	Personal	20,000

(b) *Share options*

The following outstanding share options were granted to the Directors under the share option scheme of the Company adopted on 29 May 2003:

Name of Director	Date of acceptance of share options	Exercise period of share options	Exercise price of share options HK$	Number of share options outstanding as at the Latest Practicable Date	Approximate percentage shareholding (%)
Wang Xingdong	16 March 2004	16 March 2004 to 15 March 2007	0.83	3,000,000	0.39
Yan Xichuan	16 March 2004	16 March 2004 to 15 March 2007	0.83	2,000,000	0.26
Qian Wenchao	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000	0.19
He Xiaoli	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000	0.19

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short positions in the Shares, underlying Shares or debentures of the Company or in the shares, underlying shares or debentures of any of its associated corporations (within the meaning of the SFO).

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN ASSETS, CONTRACTS AND COMPETING BUSINESS

As at the Latest Practicable Date, (i) none of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group; (ii) none of the Directors and his/her respective associates had any competing interests (as would be required to disclose under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder); and (iii) none of the Directors had any direct or indirect interest in any assets which had been, since the date

to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Group within the two years preceding the date of this circular and are material:

1. the conditional sale and purchase agreement dated 2 June 2004 entered into between Sino Wisdom Enterprises Limited ("**Sino Wisdom**") (an indirect wholly-owned subsidiary of the Company), Condo Engineering (China) Limited (in liquidation) ("**CEC**") and the liquidators of CEC in relation to the acquisition of a 90.39% equity interest in Shanghai Jin Qiao Condo Decoration Engineering Limited (上海金橋瑞和裝飾工程有限公司) ("**SJQ**") by Sino Wisdom for an aggregate consideration of HK$4,000,000; and

2. the conditional sale and purchase agreement dated 10 June 2004 entered into between Sino Wisdom and Shanghai Huayuan Aite Curtain Wall Company Limited (上海華源愛特幕牆工程有限公司) in relation to the acquisition of a 9.61% equity interest in SJQ by Sino Wisdom for an aggregate consideration of RMB1,170,000.

LITIGATION

1. On 13 March 2003, the Company commenced legal proceedings in Hong Kong (the "**Action**") against Mr. Yu Lap On Stephen ("**Mr. Yu**"), Mr. Ng Tze Kwan ("**Mr. Ng**") and Mr. Cheung Sui Keung ("**Mr. Cheung**"), as well as companies controlled by them (namely Turner Overseas Limited, Spirit Sunshine Inc. and Silver Lake Asia Corporation respectively) (collectively, the "**Defendants**"). Mr. Yu, Mr. Ng and Mr. Cheung are directors of CEC and Condo Curtain Wall Company Limited ("**CCW**"), both of which are in liquidation. The claims are based on counter-indemnities executed on 23 March 1998, 5, 6 and 11 January 1999 by the Defendants in favour of the Company as referred to in items 1, 2, 3, 4 and 5 in the section headed "Counter-Indemnities" for CCW, Wellstep Management Limited and their respective subsidiaries in the "Letter from the Board" in the circular of the Company dated 10 November 2003 in respect of the liabilities and obligations covered by those counter-indemnities as more particularly described in that section. As at 15 January 2004, the principal amount claimed against each of the Defendants in the Action is approximately HK$16,400,000.

   On 8 April 2003 and 16 June 2003, the Company obtained judgment against Mr. Ng and Spirit Sunshine Inc. respectively. The Company also obtained judgment dated 14 January 2004 against Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation pursuant to the Company's application for summary judgment. Pursuant to the said judgments, each of the Defendants is required to pay

the Company a sum of HK$16,418,527.51 together with accrued interests and costs. The said judgments took effect immediately from their respective dates, and are enforceable by the Company. Mr. Ng was made bankrupt by the High Court of Hong Kong (the "**Court**") on 20 November 2003. The Company demanded Mr. Yu, Mr. Cheung, Turner Overseas Limited and Silver Lake Asia Corporation to make full payment of the judgment debt on 15 January 2004. Since no payment has been made by them, the Company filed a petition for a bankruptcy order against Mr. Yu on 15 April 2004, which petition was heard by the Court on 9 June 2004. A bankruptcy order was made against Mr. Yu by the Court on 9 June 2004. The Company filed a proof of debt on 12 July 2004 in the bankruptcy of Mr. Yu. The Company also applied for the examination of Mr. Cheung as to his assets, means and liabilities, and an order for examination was made by the Court on 5 May 2004. Meanwhile, Mr. Cheung filed a petition for a bankruptcy order against himself on 30 October 2004 and a bankruptcy order was made against Mr. Cheung by the Court on 30 November 2004. On 7 April 2005, a proof of debt was filed by the Company in the bankruptcy of Mr. Cheung. As of the Latest Practicable Date, no payment has been received from any of the Defendants.

2. On 12 March 2003, the Company commenced legal proceedings in Hong Kong against (i) its former Director, Mr. Cui Guisheng ("**Mr. Cui**"); (ii) its former financial controller, Mr. Ip Shu Wah Reginald ("**Mr. Ip**"); (iii) Jointstock Investments Limited ("**Jointstock**"); (iv) ICEA Financial Services Limited ("**ICEA**"); and (v) Gold Light Development Limited ("**Gold Light**"). The Company's claims are for, inter alia, the sum of HK$20,000,000 together with interest, in connection with or arising out of the Company's purported participation in a purported HK$20,000,000 loan from Jointstock to ICEA.

   The defendants (except Gold Light) have instructed legal advisers to defend the claims. Mr. Ip filed and served his defence on 29 April 2003 and Jointstock and ICEA filed and served their defence on 14 May 2003. On 2 July 2003, an order (the "**Order**") was made by the Court to, inter alia, stay all further proceedings in the action against Mr. Cui until after the conclusion of the criminal trial in the District Court against Mr. Cui under District Court Criminal Case No. 383 of 2003 (the "**Criminal Action**"), which relates to certain transactions involved in the action. On 20 April 2004, the Criminal Action against Mr. Cui was withdrawn and as a result, the stay of proceedings in the action against Mr. Cui under the Order was uplifted on that day. On 14 June 2004, Mr. Cui filed and served his defence. As for the legal action against Gold Light, the Court made a winding up order against Gold Light on 19 November 2003 and by reason of the winding up order and operation of law, the legal proceedings brought by the Company against Gold Light has been stayed, which shall not be proceeded with except by leave of the Court. The proceedings of the Company against the other defendants (namely, Mr. Cui, Mr. Ip, Jointstock and ICEA) are ongoing. Lists of documents and witness statements had been filed by the parties (except Gold Light) who had also recently amended their respective claims and defences. The parties are preparing the case with a view to obtaining leave from the Court to set the case down for trial, but the trial date has not yet been fixed.

Further details of the transactions have been announced by the Company in its announcements dated 1 February 2002, 4 February 2002 and 8 July 2002 respectively.

3. Zhuhai (Oriental) Blue Horrison Properties Company Limited (珠海東方海天置業有限公司) ("**ZOBHP**"), a wholly-owned subsidiary of the Company, has received a writ of summons dated 4 February 2004 (the "**Summons**") issued by the PRC court. According to the Summons, China Railway Nineteenth Bureau Group Corporation (中鐵十九局集團有限公司) ("**China Railway**") alleged that ZOBHP was in breach of a construction contract entered into with China Railway in 1999 in relation to a property development project (the "**Project**") in which China Railway was the main contractor. The aggregate amount claimed by China Railway was approximately RMB23,115,000 plus further interests, damages and costs.

   ZOBHP has made a counter-claim on China Railway in the amount of approximately RMB41,730,000 for damages in the delay in the progress and the quality of work performed by China Railway and requested that the construction contract entered with China Railway be declared null and void.

   On 30 July 2004, the PRC court ordered that China Railway be evacuated from the construction site of the Project and such evacuation took place on 8 November 2004. In early 2005, the PRC court notified ZOBHP that all construction work of the Project could resume. The proceedings of the case are ongoing and no judgement has been made yet.

   Further details of the transaction have been announced by the Company in its announcement dated 13 February 2004.

4. On 15 June 2004, the Company was informed by Polycrown Engineering Limited ("**PEL**"), a 51% non wholly-owned subsidiary of the Company, that the board of directors of PEL ("**PEL Board**") had resolved that PEL be wound up pursuant to section 228A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) ("**CO**") because PEL Board considered that PEL could not by reason of its enormous liabilities continue its business. On 12 July 2004, Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton were appointed as the joint and several liquidators of PEL at a creditors' meeting of PEL. The liquidation is on-going.

   On 7 July 2004, ONFEM Investments Limited ("**OIL**"), a wholly-owned subsidiary of the Company, filed a petition for the winding-up of Polycrown Engineering (Holdings) Limited ("**PEHL**") to the Court since PEHL had failed to meet a statutory demand in the sum of HK$2,151,000 issued by OIL on 28 May 2004. The Court ordered PEHL to be wound-up under the provisions of the CO on 11 August 2004. On 23 May 2005, Mr. Desmond Chung Seng Chiong and Mr. Roderick John Sutton were appointed as the joint and several liquidators of PEHL. The liquidation is on-going.

   Further details of the transactions have been announced by the Company in its announcements dated 16 June 2004, 7 July 2004, 11 August 2004 and 7 June 2005, respectively.

On 2 November 2004, the Company filed a petition for a bankruptcy order against Mr. Leung Pok Ching ("**Mr. Leung**") who was a director of PEL and PEHL and has an attributable interest of 49% in PEHL. A bankruptcy order was made by the Court against Mr. Leung on 5 January 2005.

MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, the date to which the latest published audited financial statements of the Group were made up.

SENIOR MANAGEMENT'S PROFILE

Mr. Tsui of 20/F., Island Beverley, 1-5 Great George Street, Causeway Bay, Hong Kong, aged 72, was appointed as a director of the Project Company on 5 January 2006. Mr. Tsui is also the managing director of Beijing Wu Yi Real Estate Development Co., Limited, Nanjing Wu Yi Real Estate Development Co., Limited, Capital Wheel Investment Limited, WODL and Million Sense Consultants Limited.

Mr. Tsui graduated from the Harbin Industrial University in 1959. He had been employed as a structural engineer of T. Y. Lin (HK) Consulting Engineers Limited, a project engineer of Lee On Realty Co., Limited and a project manager of Beijing Shangri-La Hotel Limited. After that, he had worked for Carson Construction Co., Limited, the main contractor of the Heng Fa Chuen real estate development project, as a project manager for two years. Mr. Tsui has extensive knowledge and experience in property development in the PRC.

Mr. Tsui did not hold any directorships in listed public companies in the last three years. Save as disclosed above, he has no other connections with any Directors, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the Shares within the meaning of Part XV of the SFO.

EXPERTS

The followings are the qualifications of the experts who have been named in this circular or have given their reports, opinions or advice which are contained in this circular:

Name	Qualification
Access Capital Limited	A licensed corporation permitted to engage in types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities as set out in schedule 5 to the SFO
PricewaterhouseCoopers	Certified Public Accountants
RHL Appraisal Limited	Property valuers
Shanghai City Development Law Firm	PRC lawyers

Each of Access Capital Limited, PricewaterhouseCoopers, RHL Appraisal Limited and Shanghai City Development Law Firm has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter or report (as the case may be) prepared for the purpose of incorporation in this circular, and the references to its name and letter or report (as the case may be) in the form and context in which they are respectively included.

As at the Latest Practicable Date, none of Access Capital Limited, PricewaterhouseCoopers, RHL Appraisal Limited and Shanghai City Development Law Firm had any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of Access Capital Limited, PricewaterhouseCoopers, RHL Appraisal Limited and Shanghai City Development Law Firm had any direct or indirect interest in any assets which had been, since the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (except public holidays) at the principal place of business of the Company in Hong Kong at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong, up to and including 7 June 2006.

1. the Company's memorandum of association and bye-laws;

2. a non-binding letter of intent entered into on 21 December 2005 between the Company, Mr. Tsui and Mr. Ser;

3. the Shareholders' Agreement;

4. the letter from the Independent Board Committee, the text of which is set out on pages 15 to 16 of this Circular;

5. the letter from Access Capital Limited, the text of which is set out on pages 17 to 29 of this circular;

6. the annual report of the Company for each of the two years ended 31 December 2004 and 31 December 2005;

7. the letter from PricewaterhouseCoopers on the unaudited pro forma consolidated statement of assets and liabilities of the Group, the text of which is set out in Appendix II to this circular;

8. the valuation report of the Land, the text of which is set out in Appendix III to this circular;

9. the legal opinion (in Chinese) dated 19 May 2006 prepared by Shanghai City Development Law Firm in respect of the Land referred to in the valuation report of the Land set out in Appendix III to this circular;

10. the material contracts referred to in the paragraph headed "Material Contracts" in this appendix; and

11. the written consents referred to under the section headed "Experts" in this appendix.

MISCELLANEOUS

1. The qualified accountant of the Company is Ms. YUEN Wai Man. Ms. Yuen is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

2. The secretary of the Company is Miss. SIU Tin Ho. Miss. Siu is a member of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators.

3. The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The head office and principal place of business of the Company in Hong Kong is at 18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong. The Hong Kong branch share registrar of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

8. 該地塊之估值報告，全文載於本通函之附錄三；

9. 本通函附錄三所載該地塊之估值報告中所述由上海建緯律師事務所於二零零六年五月十九日就該地塊所提供之中國法律意見；

10. 本附錄「重大合約」一段所述之重大合約；及

11. 本附錄「專家」一節所述之同意書。

其他事項

1. 本公司之合資格會計師為阮慧敏女士，彼為香港會計師公會及英國特許公認會計師公會之資深會員。

2. 本公司之公司秘書為蕭天好小姐，彼為香港特許秘書公會及英國特許秘書及行政人員公會之會員。

3. 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及香港主要營業地點位於香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓。本公司之香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

卓怡融資有限公司、羅兵咸永道會計師事務所、永利行評值顧問有限公司及上海建緯律師事務所已分別就刊發本通函發出同意書，同意按本通函之現有形式及涵義轉載其函件或報告（視乎情況而定），以及引述其名稱及函件或報告（視乎情況而定），且迄今並無撤回其同意書。

於最後實際可行日期，卓怡融資有限公司、羅兵咸永道會計師事務所、永利行評值顧問有限公司及上海建緯律師事務所概無擁有本集團任何成員公司之股權，亦無享有可認購或委派他人認購本集團任何成員公司證券之權利（不論是否可強制行使）。

於最後實際可行日期，卓怡融資有限公司、羅兵咸永道會計師事務所、永利行評值顧問有限公司及上海建緯律師事務所概無於本集團任何成員公司自最近期刊發之本集團經審核財務報表之結算日以來所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有權益。

備查文件

下列文件之副本由即日起至二零零六年六月七日（包括該日）止任何週日（公眾假期除外）之一般辦公時間內，可於本公司在香港之主要營業地點（地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓）供查閱：

1. 本公司之公司組織章程大綱及公司細則；
2. 本公司、徐其鼎先生及徐其理先生於二零零五年十二月二十一日訂立之無約束力意向書；
3. 股東協議；
4. 獨立董事委員會之函件，全文載於本通函第15至16頁；
5. 卓怡融資有限公司之函件，全文載於本通函第17至29頁；
6. 本公司截至二零零四年十二月三十一日止及二零零五年十二月三十一日止兩個年度各年之年報；
7. 羅兵咸永道會計師事務所就本集團之未經審核備考綜合資產負債表而發出之函件，全文載於本通函之附錄二；

於二零零四年十一月二日，本公司入稟頒令梁博程先生（「**梁先生**」）破產。梁先生為多利加工程及PEHL之董事，且擁有PEHL之49%應計權益。法院於二零零五年一月五日頒令梁先生破產。

重大逆轉

董事並不知悉本集團之財務或經營狀況自二零零五年十二月三十一日（即最近期刊發之本集團經審核財務報表之結算日）以來有任何重大逆轉。

高層管理人員簡介

徐其鼎先生（地址為香港銅鑼灣記利佐治街1-5號金百利20樓），現年七十二歲，於二零零六年一月五日獲委聘為項目公司之董事。徐先生亦為北京武夷房地產發展有限公司、南京武夷房地產發展有限公司、敢興投資有限公司、威洋發展及美盛顧問有限公司之董事總經理。

徐其鼎先生於一九五九年畢業於哈爾濱工業大學。彼曾於林桐棪顧問工程師有限公司任職結構工程師、於利安地產有限公司任職主任工程師，及於北京香格里拉酒店有限公司任職項目經理。其後兩年於作為杏花村房地產發展項目的總承包商之嘉慎建築有限公司任職工程部經理。徐先生於中國物業發展方面擁有豐富知識及經驗。

徐其鼎先生於過去三年未有在上市公眾公司擔任董事職務。除上文所披露外，彼與任何董事、本公司之高級管理層或主要股東或控股股東概無關連。彼亦無擁有任何證券及期貨條例第XV部所指之股份權益。

專家

以下為於本通函中提及或曾提供本通函所載報告、意見或建議之專家之資格：

名稱	資格
卓怡融資有限公司	獲准從事證券及期貨條例第5附表所載第1類（證券買賣）、第4類（就證券提供意見）、第6類（就企業融資提供意見）及第9類（資產管理）受監管業務之持牌法團
羅兵咸永道會計師事務所	執業會計師
永利行評值顧問有限公司	物業估值師
上海建緯律師事務所	中國法律顧問

事件之其他詳情已分別於本公司日期為二零零二年二月一日、二零零二年二月四日及二零零二年七月八日之公佈中作出公佈。

3. 本公司之全資附屬公司珠海東方海天置業有限公司(「**海天置業**」)收到中國法院發出日期為二零零四年二月四日之傳票(「**該傳票**」)。根據該傳票,中鐵十九局集團有限公司(「**中鐵**」)聲稱海天置業違反於一九九九年與中鐵(作為總承包商)就一項物業發展項目(「**該項目**」)而簽訂之建築合約。中鐵申索之金額合共約人民幣23,115,000元,另加利息、賠償及訴訟費。

   海天置業已就中鐵承造工程之進度延誤及工程質素向中鐵提出反申索,索償損失金額約人民幣41,730,000元。海天置業並要求宣佈與中鐵簽訂之建築合約無效。

   於二零零四年七月三十日,中國法院頒令中鐵須撤出該項目之建築地盤。中鐵已於二零零四年十一月八日撤離。於二零零五年初,中國法院通知海天置業可全面恢復該項目之建築工程。訴訟程序仍在進行中,迄今尚未作出任何判決。

   事件之其他詳情已於本公司日期為二零零四年二月十三日之公佈中作出公佈。

4. 於二零零四年六月十五日,本公司接獲本公司持有51%權益之非全資附屬公司多利加工程有限公司(「**多利加工程**」)通知,多利加工程之董事會(「**多利加工程董事會**」)議決根據香港法例第32章公司條例(「**公司條例**」)第228A條將多利加工程清盤,因為多利加工程董事會認為多利加工程因其巨額負債而未能繼續營業。於二零零四年七月十二日,蔣宗森先生及Roderick John Sutton先生於多利加工程之債權人會議上獲委任為多利加工程之聯席及個別清盤人。清盤工作仍在進行中。

   於二零零四年七月七日,本公司之全資附屬公司ONFEM Investments Limited(「**OIL**」)基於Polycrown Engineering (Holdings) Limited(「**PEHL**」)無法如期償還OIL於二零零四年五月二十八日發出之法定催款函所述之2,151,000港元而入稟法院要求將PEHL清盤。法院於二零零四年八月十一日根據公司條例之條文頒令PEHL清盤。於二零零五年五月二十三日,蔣宗森先生及Roderick John Sutton先生獲委任為PEHL之聯席及個別清盤人。清盤工作仍在進行中。

   事件之其他詳情已於本公司日期為二零零四年六月十六日、二零零四年七月七日、二零零四年八月十一日及二零零五年六月七日之公佈中作出公佈。

佈吳先生破產。本公司已要求余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation於二零零四年一月十五日悉數繳付判決欠款。由於彼等並無繳付款項，本公司於二零零四年四月十五日入稟頒令余先生破產之呈請，而法院已於二零零四年六月九日進行呈請之聆訊。法院於二零零四年六月九日頒令余先生破產。本公司於二零零四年七月十二日就余先生破產事宜呈交債權證明表。本公司亦已申請審查張先生之資產、收入及負債，而法院已於二零零四年五月五日發出審查令。與此同時，張先生於二零零四年十月三十日自行提出破產呈請，而法院則於二零零四年十一月三十日頒令張先生破產。本公司於二零零五年四月七日就張先生破產事宜呈交債權證明表。於最後實際可行日期，並無收到任何被告繳付之款項。

2 於二零零三年三月十二日，本公司在香港向(i)其前董事崔貴生先生（「**崔先生**」）；(ii)其前任財務總監葉樹華先生（「**葉先生**」）；(iii) Jointstock Investments Limited「**Jointstock**」）；(iv)工商東亞金融服務有限公司（「**工商東亞**」）；及(v)金明亮發展有限公司（「**金明亮**」）提出法律訴訟。本公司提出（其中包括）索償20,000,000港元連同利息，乃關於因本公司聲稱參與Jointstock向工商東亞提供20,000,000港元之貸款而引起。

各被告（金明亮除外）已指示法律顧問就索償提出抗辯。葉先生於二零零三年四月二十九日提出並送達其抗辯，而Jointstock及工商東亞則於二零零三年五月十四日提出並送達其抗辯。於二零零三年七月二日，法院基於有關訴訟涉及之若干交易而頒令（「**指令**」）（其中包括）暫緩處理對崔先生採取之所有進一步訴訟，直至崔先生涉及之區域法院二零零三年第383宗刑事訴訟（「**刑事訴訟**」）於區域法院審結為止。於二零零四年四月二十日，對崔先生採取之刑事訴訟已經撤銷，因此，暫緩處理對崔先生採取法律行動之指令亦已於該日撤回。崔先生於二零零四年六月十四日提出並送達其抗辯。有關對金明亮採取之法律行動方面，法院已於二零零三年十一月十九日對金明亮發出清盤令，而由於發出清盤令及施行法律規定，本公司對金明亮提出之法律訴訟已被擱置，必須取得法院許可方能繼續。本公司對其他被告（即崔先生、葉先生、Jointstock及工商東亞）提出之訴訟仍在進行中。訴訟各方（金明亮除外）已提交文件清單及證供，近期亦曾修訂各自之索償及抗辯。各方正積極為案件進行準備工作，務求取得法院許可以便案件排期審訊，惟迄今尚未定出審訊日期。

任何競爭權益（即倘其為控股股東則須根據上市規則第8.10條予以披露者）；及(iii)董事概無於本集團任何成員公司自最近期刊發之本集團經審核財務報表之結算日以來所買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有權益。

重大合約

以下合約為本集團成員公司於本通函刊發日期之前兩年內所訂立之重大合約（並非於日常業務過程中訂立之合約）：

1. 凱智企業有限公司（本公司之間接全資附屬公司）（「**凱智**」）、瑞和中國（工程）有限公司（清盤中）（「**瑞和中國**」）及瑞和中國之清盤人於二零零四年六月二日就由凱智以總代價4,000,000港元收購上海金橋瑞和裝飾工程有限公司（「**上海金橋**」）之90.39%股本權益而訂立之有條件買賣協議；及

2. 凱智與上海華源愛特幕牆工程有限公司於二零零四年六月十日就由凱智以總代價人民幣1,170,000元收購上海金橋之9.61%股本權益而訂立之有條件買賣協議。

訴訟

1. 於二零零三年三月十三日，本公司在香港向余立安先生（「**余先生**」）、吳梓君先生（「**吳先生**」）及張瑞強先生（「**張先生**」）以及彼等所控制之公司（分別為Turner Overseas Limited、Spirit Sunshine Inc.及Silver Lake Asia Corporation）（統稱為「**被告**」）提出法律訴訟（「**訴訟**」）。余先生、吳先生及張先生均為瑞和中國及瑞和工程有限公司（「**瑞和工程**」）（該兩間公司均在清盤中）之董事。有關索償乃根據被告於一九九八年三月二十三日、一九九九年一月五日、六日及十一日向本公司簽發之反擔保而提出，詳情見本公司於二零零三年十一月十日刊發之通函內所載之「董事會函件」中，有關瑞和工程、Wellstep Management Limited及彼等各自之附屬公司之「反擔保」一節詳述有關該等反擔保所包含之負債及責任之第1、2、3、4及5項。於二零零四年一月十五日，訴訟中向各被告索償之本金額約為16,400,000港元。

   於二零零三年四月八日及二零零三年六月十六日，本公司分別取得控告吳先生及Spirit Sunshine Inc.之判決結果。根據本公司之簡易判決申請，本公司亦已於二零零四年一月十四日取得控告余先生、張先生、Turner Overseas Limited及Silver Lake Asia Corporation之判決結果。根據上述判決，各被告分別須支付本公司為數16,418,527.51港元，連同應計利息及訴訟費。上述判決結果於各自日期起即時生效，並可由本公司執行。香港高等法院（「**法院**」）已於二零零三年十一月二十日宣

(b) 購股權

以下為根據本公司於二零零三年五月二十九日採納之購股權計劃授予董事而尚未行使之購股權：

董事姓名	購股權接納日期	購股權行使期	購股權行使價	於最後實際可行日期尚未行使之購股權數目	概約持股百分比
			港元		*(%)*
王幸東	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	3,000,000	0.39
閻西川	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	2,000,000	0.26
錢文超	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000	0.19
何小麗	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000	0.19

除上文所披露者外，於最後實際可行日期，董事或本公司最高行政人員或彼等各自之聯繫人概無在股份、相關股份或本公司之債券或其任何相聯法團（按證券及期貨條例之定義）之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立任何並非於一年內屆滿或本集團之有關成員公司不得於一年內終止而毋須作出賠償（法定賠償除外）之服務合約。

董事於資產、合約及競爭性業務之權益

於最後實際可行日期，(i)董事概無在於最後實際可行日期仍然生效而與本集團業務關係重大之任何合約或安排中擁有重大權益；(ii)董事及彼等各自之聯繫人概無擁有

責任聲明

本通函載有遵照上市規則之規定而提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函並無遺漏其他事實，導致當中所載任何內容有所誤導。

董事及最高行政人員於股份、相關股份及債券擁有之權益及淡倉

於最後實際可行日期，根據本公司按證券及期貨條例第352條之規定存置之登記冊所記錄，董事及本公司最高行政人員於股份或相關股份或其任何相聯法團（按證券及期貨條例之定義）之股份及相關股份中擁有按證券及期貨條例第XV部第七及八分部（包括按照證券及期貨條例條文擁有或被視作擁有之權益或淡倉）或根據上市發行人董事進行證券交易的標準守則而知會本公司及聯交所之權益如下：

於本公司股份之好倉

(a)　股份

董事姓名	權益性質	所持股份數目
何小麗	個人	20,000

2. 如該地塊之國有土地使用權出讓合同所載，該地塊須受下列各項重要批地條件規限：

最大地積比率	:	1.2倍
建築面積（地盤覆蓋面積）	:	不超過25%
建築物高度	:	不高於24米
綠化空間	:	不少於40%（須提供至少5,000平方米綠化帶）
動工日期	:	就該地塊發出土地使用權證起計一年內

3. 以下為就該地塊所提供之中國法律意見概要：

3.1 該地塊之批地手續符合中國適用法例之規定；

3.2 該地塊之國有土地使用權出讓合同屬於有效及可予以執行；

3.3 該地塊不附帶任何按揭、押記及法院止贖令；及

3.4 東方龍建／項目公司將於就該地塊付清地價及取得土地使用權證之後取得該地塊之全部及完整之土地使用權。

估值證書

持作日後發展之物業

物業	概況及年期	佔用詳情	於二零零六年三月三十一日之現況下市值
中國南京市江寧區科學園學四路與學七路交界第2005G108號地段	該地塊為一幅總面積為310,295.5平方米之地塊，其中可發展地盤面積佔198,054.5平方米。地盤其餘面積為池塘，或指定用作道路、綠化帶及教育設施。 根據批地條件，該地塊指定作住宅用途，包括配套商用設施。該地塊之主要批地條件載於下文附註2。 該地塊用作住宅用途之土地使用權為期70年，由當局就該地塊發出土地使用權證當日起計。	該地塊現為空置地盤。	人民幣160,000,000元

附註：

1. 根據中國江蘇省南京市國土資源局江寧分局（「**授予人**」）與東方龍建於二零零五年十二月二十七日訂立之國有土地使用權出讓合同，授予人將該地塊之土地使用權授予東方龍建用作發展住宅（包括配套商用設施），代價為人民幣160,000,000元，須按如下方式支付：

須於就該地塊簽訂國有土地使用權出讓合同時支付之首期訂金：	人民幣26,000,000元
於二零零六年一月十二日或該日之前：	人民幣54,000,000元
於二零零六年三月二十七日或該日之前：	人民幣32,000,000元
於二零零六年四月二十七日或該日之前：	人民幣32,000,000元
於二零零六年五月三十日或該日之前：	人民幣16,000,000元

經　貴公司確認，於估值日共已支付人民幣112,000,000元。

吾等在評估該地塊之價值時，乃遵照上市規則第5章及香港測量師學會出版由二零零五年一月一日起生效之物業估值準則（二零零五年第一版）之所有規定。

吾等在相當程度上倚賴　貴集團所提供之資料，並接納　貴集團就有關年期、規劃審批、法定通告、地役權、佔用詳情、租賃及其他有關事項而給予吾等之意見。

吾等曾視察該地塊。然而，吾等必須聲明，吾等並無進行實地調查，以確定該地塊之土壤狀況或條件是否適合進行發展。吾等之估值乃假設各方面條件均令人滿意，且於建築期內亦不會出現任何非經常性開支或延誤。

吾等並無理由懷疑　貴集團提供予吾等之資料之真實性及準確性。吾等已向　貴集團求證並獲　貴集團確認所提供之資料並無遺漏任何重要事實。吾等認為吾等已獲提供充分資料足以作出詳盡之意見，且無理由懷疑任何重要資料遭隱瞞。

本報告所載一切金額均以人民幣為單位。

茲隨函附奉估值證書。

此　致

香港
九龍尖沙咀
漆咸道南79號
中國五礦大廈18樓
東方有色集團有限公司
董事會　台照

代表
永利行評值顧問有限公司

董事
謝偉良
BSc MFin MRICS MHKIS RPS (GP)

董事
劉詩詠
MFin MHKIS AAPI RPS (GP)

謹啟

謝偉良先生為皇家特許測量師學會會員、香港測量師學會會員、產業測量之註冊專業測量師，以及中國合資格房地產評值師。劉詩詠女士為香港測量師學會會員、澳洲房地產協會會員，以及產業測量之註冊專業測量師。彼等均名列香港測量師學會公佈之從事有關收購及合併而進行物業估值並將此附載於上市詳情、通函或作其參考用途的認可評估師名單內，亦名列於香港商業估值議會估值師名單內之註冊業務估值師，於評估香港、澳門及中國物業價值方面擁有逾10年經驗。

二零零六年五月二十四日

估值方法

吾等乃採用「直接比較法」評估該地塊之價值，即比較同類物業之價格資料，包括分析規模、特性及地點相若之同類物業，並仔細衡量各項物業本身具備之優點及缺點，以便就其資本值作出公平比較。

假設

吾等在進行估值時，乃假設業主將該地塊按其現有狀況在市場上求售而並無憑藉足以影響該地塊價值之遞延條款合約、售後租回、合資經營、管理協議或任何類似安排而從中獲益。

由於該地塊乃由業主根據長期土地使用權持有，故吾等已假設業主於土地使用權之整段未屆滿年期內，有權自由及在不受干擾之情況下使用該地塊，並假設該地塊可交吉出售。

有關該地塊之其他特殊假設（如有）已載於該地塊之估值證書附註。

業權調查

在若干情況下，吾等曾獲提供有關該地塊之業權文件。然而，吾等並無查閱文件之原件，以核實所有權，亦未核實是否存在吾等所獲提供文件內並無載述之任何租賃修訂。本報告所披露之一切法律文件僅供參考，吾等亦不就本報告所載任何涉及該地塊之法定所有權之任何法律問題承擔任何責任。

吾等亦信賴中國法律顧問上海建緯律師事務所就中國有關法律與規例，以及業主於估值日在該地塊所享有權益之性質等問題向　貴公司提供之法律意見。

限制條件

本報告並無考慮該地塊所欠負之任何押記、按揭或款項，亦無考慮在出售時可能產生之任何開支或稅項。除另有說明外，吾等假設該地塊概無涉及任何可影響其價值之繁重產權負擔、限制、尚欠地價及開支。

以下由獨立估值師永利行評值顧問有限公司發出之報告包含其對該地塊於二零零六年三月三十一日之估值所編製之函件及估值證書全文，以供轉載於本通函內。

永利行評值顧問有限公司 | RHL Appraisal Ltd
Surveying Practices – Corporate Valuation and Property Consultancy
Lincense No.: C-015672

HONG KONG 香港
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敬啟者：

關於：中華人民共和國南京市江寧區科學園學四路與學七路交界第2005G108號地段

吾等獲委任為東方有色集團有限公司之獨立估值師，負責評估一幅位於中華人民共和國南京市江寧區科學園學四路與學七路交界第2005G108號地段之地塊之價值。本報告所用詞彙與　貴公司日期為二零零六年五月二十四日致股東之通函（「**該通函**」；本函件亦為該通函之一部份）所界定者具有相同涵義。

茲遵照　閣下之指示，對　貴公司或其附屬公司擁有權益之該地塊進行估值。吾等確認曾進行視察及作出有關查詢及調查，並蒐集吾等認為必要之其他資料，以便就該地塊於二零零六年三月三十一日（「**估值日**」）之價值向　閣下呈述吾等之意見。

估值基準

估值乃吾等對市值之意見。所謂市值，就吾等所下之定義而言，乃指自願買方與自願賣方在進行適當市場推廣後基於公平原則，在知情、審慎及自願之情況下於估值日買賣某項物業之估計價值。

意見的基礎

本所是根據香港會計師公會頒佈的香港投資通函報告聘用協定準則300「投資通函中的備考財務資料的會計師報告」執行工作。本所的工作並不涉及對任何相關財務資料的獨立審閱，而主要包括比較於二零零五年十二月三十一日　貴集團的綜合資產負債表與截至二零零五年十二月三十一日止年度　貴集團經審核綜合財務報表所示於二零零五年十二月三十一日的經審核綜合資產負債表、考慮調整的支持憑證，及與　貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按照所述的基準適當編製、該基準與　貴集團的會計政策貫徹一致、且調整就根據上市規則第4.29(1)段所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據　貴公司董事的判斷和假設編製，僅供説明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表　貴集團於二零零五年十二月三十一日或任何未來日期的財務狀況。

意見

本所認為：

(a)　未經審核備考財務資料已由　貴公司董事按照所述基準適當編製；

(b)　該基準與　貴集團的會計政策一致；及

(c)　就根據上市規則第4.29(1)段所披露的未經審核備考財務資料而言，該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師
香港

以下為羅兵咸永道會計師事務所(香港執業會計師)向本公司發出的報告全文,以供載入本通函內。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致東方有色集團有限公司
董事

二零零六年五月二十四日

敬啟者:

本所謹就東方有色集團有限公司(「貴公司」)就位於中國南京之物業發展項目成立合資公司(包括向該合資公司提供融資)而於二零零六年五月二十四日刊發的通函(「通函」)中附錄二標題為「本集團之備考財務資料」內所載有關　貴公司及其附屬公司(以下統稱「貴集團」)的未經審核備考綜合資產負債表(「未經審核備考財務資料」)(載於第78至81頁)作出報告。未經審核備考財務資料由　貴公司董事編製,僅供說明用途,以提供資料說明該建議交易對　貴集團相關財務資料可能造成的影響。未經審核備考財務資料的編製基準載於通函第78至81頁。

貴公司董事與申報會計師各自的責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29段並參考由香港會計師公會(「會計師公會」)頒佈的會計指引第7條「編製備考財務資料以供載入投資通函」而編製的未經審核備考財務資料負上編製的全責。

本所的責任為根據上市規則第4.29(7)段的規定,就未經審核備考財務資料表達意見並向　閣下報告。對於就編製未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告,除於報告刊發日期對該等報告的發出對象所負的責任外,本所概不承擔任何責任。

附註：

(a) 調整反映完成收購該地塊所付的餘款約128,846,000港元(人民幣134,000,000元)及交易成本約6,442,000港元(人民幣6,700,000元)。於該等款額中,其中70,000,000港元由已於最後可行日期提取之銀行借款撥付。

(b) 調整反映於收購完成時將收購該地塊之首期訂金約25,000,000港元(人民幣26,000,000元)由訂金重新分類為存貨。

(c) 調整反映以2,900港元出售東方龍建29%股權予威洋發展及出售所得溢利(按東方龍建負債淨額比例金額計算)。

(d) 調整反映東方龍建應收威洋發展957,000美元(約7,422,000港元)股東貸款由其他應付款項重新分類為少數股東投資者貸款。

(e) 概無作出任何調整以反映本集團於二零零五年十二月三十一日後任何營運業績或於該日後訂立之其他交易。

	本集團於二零零五年十二月三十一日的綜合資產負債表	備考調整	附註	備考結餘
	千港元	千港元		千港元
權益				
本公司股權持有人應佔之資本及儲備				
股本	77,218			77,218
儲備	522,816	7	*(c)*	522,823
	600,034			600,041
少數股東權益	–	(4)	*(c)*	(4)
權益總額	600,034			600,037
負債				
非流動負債				
遞延稅項負債	105			105
其他負債	7,220			7,220
	7,325			7,325
流動負債				
貿易及其他應付款項	157,600	(7,465)	*(d)*	150,135
少數股東投資者貸款	–	7,465	*(d)*	7,465
當期應付稅項	10,382			10,382
短期借款	63,094	70,000	*(a)*	133,094
	231,076			301,076
負債總額	238,401			308,401
權益及負債總額	838,435			908,438
流動資產淨值	297,571			297,574
資產總額減流動負債	607,359			607,362

東方有色集團有限公司
未經審核備考綜合資產負債表
於二零零五年十二月三十一日

	本集團於二零零五年十二月三十一日的綜合資產負債表	備考調整	附註	備考結餘
	千港元	*千港元*		*千港元*
資產				
非流動資產				
物業、廠房及設備	15,346			15,346
投資物業	239,899			239,899
商譽	19,383			19,383
可供出售財務資產	29,340			29,340
遞延税項資產	932			932
應收保固金	4,539			4,539
其他資產	349			349
	309,788			309,788
流動資產				
存貨	214,796	135,288	*(a)*	375,084
		25,000	*(b)*	
貿易及其他應收款項	161,982	(25,000)	*(b)*	136,982
應收客戶之合約工程總額	744			744
按公平值透過損益列賬之財務資產	2,778			2,778
已抵押存款	5,000			5,000
現金及銀行存款	143,347	(65,288)	*(a)*	78,062
		3	*(c)*	
	528,647			598,650
資產總額	838,435			908,438

下文為本集團於二零零五年十二月三十一日之未經審核備考綜合資產負債表，乃按以下所載附註所列基準編製，以闡釋假設該交易已於二零零五年十二月三十一日完成所構成之影響。編製以下所載未經審核備考綜合資產負債表僅供説明用途。基於其假設性質，該等財務資料未必反映本集團於二零零五年十二月三十一日或任何未來日子之真實財務狀況。

以下所載未經審核備考綜合資產負債表乃根據本集團於二零零五年十二月三十一日之經審核綜合資產負債表（摘錄自本公司二零零五年年報），並經作出下列所載若干備考調整後編製而成。

C.　債務

借款

於二零零六年三月三十一日營業時間結束時，即本通函付印前就本債務聲明而言之最後可行日期，本集團尚有未償還借款總額約151,372,000港元，包括有抵押銀行透支約1,039,000港元、有抵押信託收據銀行借款約626,000港元、有抵押短期銀行貸款約70,864,000港元，以及一間同系附屬公司之短期貸款約78,843,000港元（由本公司的居間控股公司中國五礦香港控股有限公司擔保）。

除上文所述者以及貿易及其他應付款項與其他負債外，於二零零六年三月三十一日營業時間結束時，本集團並無任何已發行但未償還、或已授權或以其他方式設立但尚未發行之債務證券、有擔保、無擔保、有抵押及／或無抵押之定期借款以及其他借貸或借貸形式之債務，包括有擔保、無擔保、有抵押及／或無抵押之銀行透支及承兑負債（一般貿易票據除外）或承兑信貸或租購承擔。

或然負債

於二零零六年三月三十一日營業時間結束時，本集團並無任何重大或然負債或擔保。

證券及抵押

於二零零六年三月三十一日營業時間結束時，本集團有關短期銀行借款之銀行信貸額度總額約196,154,000港元，以本集團已抵押存款約47,472,000港元、本集團賬面值分別約為236,299,000港元及8,753,000港元之投資物業及租賃土地及樓宇以及本公司所提供之企業擔保作抵押。

除上文所披露外，本集團於二零零六年三月三十一日營業時間結束時，並無任何按揭或抵押。

D.　營運資金

經考慮本集團可用財務資源，包括內部產生資金及可用銀行借貸額度後，董事認為，本集團現時有充裕營運資金應付本通函日期起計未來最少十二個月之所需資金。

(iii) 有關交易構成上市規則所界定之持續關連交易。

(iv) 一間同系附屬公司於二零零五年八月二十四日向本公司一間附屬公司提供為期六個月並按年息率5.74%計息之短期貸款以作營運資金用途，並以香港五礦提供之公司保證作抵押。有關交易構成上市規則所界定之關連交易。

34. 資產負債表結算日後事項

於二零零六年四月十一日，金文實業有限公司(「**金文實業**」)、Stillpower Limited(「**SL**」)(兩間均為本公司之間接全資附屬公司)、威洋發展有限公司(「**威洋發展**」)及東方龍建有限公司(「**東方龍建**」)訂立股東協議。據此，於股權轉讓完成後，東方龍建將成為一間合資公司，而本公司將透過金文實業及SL持有其71%權益，而餘下29%權益則由威洋發展持有。東方龍建透過其於二零零六年一月五日於中國成立之全資附屬公司龍建(南京)置業有限公司(「**項目公司**」)進行一項位於南京之住宅物業發展項目。

估計在取得財務機構提供融資前，項目公司須取得初步融資約180,000,000元人民幣(約173,077,000港元)，以全數支付有關地價款及其他前期開支，當中約172,237,000元人民幣(約165,613,000港元)將由本集團以貸款形式提供予東方龍建，而威洋發展將提供貸款約7,763,000元人民幣(約7,464,000港元)予東方龍建，並連同其聯繫人把可接受價值約為44,437,000元人民幣(約42,728,000港元)之物業抵押予本集團，作為本集團代為提供威洋發展原應按其股權部份提供予東方龍建之融資的抵押。

上述交易之進一步資料載於本公司日期為二零零六年四月十一日之公佈內。

本集團與關聯方於本集團日常及一般業務過程中進行之重大交易及結餘如下：

(a) **與關聯方之交易**

	二零零五年 *千港元*	二零零四年 *千港元*
向同系附屬公司收取建築項目管理服務收入 *(附註(i))*	15,344	8,009
向關聯公司收取專業建築收入 *(附註(ii))*	30,206	9,682
向同系附屬公司支付租金費用及特許租用費 *(附註(iii))*	1,354	968
同系附屬公司之貸款利息成本 *(附註(iv))*	1,037	–
就一項專業建築合約向一間關聯公司預付款項 *(附註(ii))*	2,632	–
向中國地方政府出售廠房而收取之款項 *(附註(ii))*	10,133	–

(b) **與關聯方之結餘**

	二零零五年 *千港元*	二零零四年 *千港元*
就建築項目管理服務而應收一間同系附屬公司之合約款項 *(附註(i))*	2,562	–
一間同系附屬公司就建築項目管理服務而預付之進度款 *(附註(i))*	–	810
就專業建築合約而應收關聯公司之合約及其他款項 *(附註(ii))*	15,901	2,641
就一項房地產開發項目而應付一間關聯公司之合約款項 *(附註(ii))*	34,528	33,768
就一項專業建築合約而應付一間關聯公司之合約款項及保固金 *(附註(ii))*	22,540	5,138
一間同系附屬公司提供之短期貸款 *(附註(iv))*	48,055	–
應付予一間同系附屬公司之貸款利息 *(附註(iv))*	84	–

(c) **主要管理人員之薪酬**

	二零零五年 *千港元*	二零零四年 *千港元*
薪酬及短期僱員福利	5,401	5,564
退休金成本 － 定額供款計劃	60	60
	5,461	5,624

附註：

(i) 本公司旗下附屬公司與同系附屬公司於二零零四年七月二十九日訂立了建築項目管理協議，有關詳情已於本公司日期為二零零四年七月二十九日之公佈中披露。有關交易構成聯交所證券上市規則(「**上市規則**」)所界定之關連交易。

(ii) 由於中國五礦為中國政府管理之國有企業，中國政府因此被視為本公司之最終控制方。除中國五礦外，由中國政府直接或間接控制之國有企業及其附屬公司亦被視為本集團之關聯公司。由於很多國有企業擁有多層及分散之公司架構，且架構亦可能因轉讓及私營化計劃而有變，為平衡在作出披露之成本及效益，本集團只披露與該等國有企業進行之重大關聯方交易。

32. 承擔

(a) 本集團於二零零五年十二月三十一日之未償付資本承擔如下：

	二零零五年 *千港元*	二零零四年 *千港元*
有關物業發展之已訂約但未撥備之承擔	275,890	29,508

於二零零五年十二月三十一日，本公司並無任何資本承擔（二零零四年：無）。

(b) 於二零零五年十二月三十一日，本集團根據不可撤回之營運租賃而於未來支付之最低租賃付款如下：

	二零零五年 *千港元*	二零零四年 *千港元*
一年內	4,475	3,202
一年後但五年內	5,429	3,202
五年後	2,550	3,216
	12,454	9,620

於二零零五年十二月三十一日，本公司並無任何營運租賃之承擔（二零零四年：無）。

(c) 本集團根據營運租賃租出投資物業，首次租賃期一般為一至三年。租約並無包括或然租金。

於二零零五年十二月三十一日，本集團根據不可撤回之營運租賃而於未來收取之最低租金如下：

	二零零五年 *千港元*	二零零四年 *千港元*
一年內	11,226	9,382
一年後但五年內	5,828	7,919
	17,054	17,301

於二零零五年十二月三十一日，本公司並無任何未來租金收入（二零零四年：無）。

33. 關聯方交易

董事認為，直接控股公司為在英屬處女群島註冊成立之June Glory International Limited；居間控股公司為在香港註冊成立之中國五礦香港控股有限公司（「**香港五礦**」）；而最終控股公司則為在中國註冊成立之中國五礦集團公司（「**中國五礦**」）。

30. 綜合現金流量表附註

除税前溢利與經營業務所得／（所用）現金之對賬：

	二零零五年 千港元	二零零四年 千港元
除税前溢利	24,507	86,191
利息收入	(2,358)	(2,383)
利息支出	583	1,385
折舊	2,929	3,220
土地契約溢價之攤銷	–	113
商譽及負商譽攤銷	–	(3,954)
投資物業重估收益	(15,196)	(23,633)
租賃土地及土地使用權之減值虧損	–	1,798
撥回物業、廠房及設備減值虧損撥備	–	(405)
出售物業、廠房及設備之收益	(6,215)	(294)
不合併附屬公司之收益	–	(78,707)
其他資產減值虧損	1,312	–
發展中物業撥備	–	25,000
陳舊存貨撥備／（撥備撥回）	398	(636)
撥回應收款項減值撥備	(5,300)	(9,295)
按公平值透過損益列賬之財務資產／買賣證券的未變現收益	(289)	(347)
撥回銀行擔保撥備	–	(10,148)
證券投資之股息收入	(393)	(449)
前少數投資者豁免債務	–	(3,051)
營運資本變動前之經營虧損	(22)	(15,595)
非流動部份之應收保固金增加	(3,660)	(272)
其他資產減少	55	22
存貨增加	(6,449)	(6,670)
應收一間同系附屬公司款項減少	–	1
應收一位少數投資者款項減少	–	37
貿易及其他應收款項增加	(73,192)	(4,044)
應收／應付客戶之合約工程總額減少淨額	130	2,722
已抵押存款減少	33,100	15,110
應付少數投資者款項減少	–	(690)
貿易及其他應付款項增加／（減少）	49,034	(22,304)
其他負債增加	286	649
匯兑調整	1,900	2,480
經營業務所得／（所用）現金	1,182	(28,554)

31. 或然負債

本公司：

(a) 就附屬公司獲授之銀行信貸而與數間銀行簽立企業擔保約為194,400,000港元（二零零四年：21,600,000港元）。於二零零五年十二月三十一日，已使用之銀行信貸約為18,528,000港元(二零零四年：1,452,000港元)；及

(b) 就一間附屬公司所承辦之專業建築合約向有關僱主提供約8,993,000港元（二零零四年：無）之保證函，其關乎該僱主就上述合約而已支付予該附屬公司之預付款。

29. 退休金責任

本集團為其香港之合資格僱員參與定額供款退休金計劃及強制性公積金(「**強積金**」)計劃。

本集團為其聘用之若干合資格僱員(「**該等僱員**」)提供一項定額供款退休金計劃。本集團須按該等僱員月薪5%作為計劃之每月供款。而倘參與此定額供款計劃之該等僱員自加入本集團之日起計服務滿10年,則可於退休或離職時領取僱主之100%供款連同應計利息。倘自加入本集團之日起計服務滿2年但少於10年者,則可領取僱主供款之20%至90%。

根據強積金計劃,本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月分別按僱員根據強積金法例定義的現金收入5%作出供款。香港各附屬公司及僱員之供款上限均為每位僱員每月1,000港元,超過此數額之額外供款屬自願性質,並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有,作為應計利益。用應計利益作投資所產生之投資收入或溢利(經計及該投資所產生之任何虧損後)亦即時歸屬予僱員。除了強制供款外,僱員在服務滿10年後離職時、或到達退休年齡退休時(不論服務年期長短)、或身故時、或因完全喪失行為能力而不再為僱員時,均享有僱主之100%自願供款連同投資收入。此外,僱員在服務滿2年但少於10年後,可按20%至90%之比例,享有僱主之自願供款連同投資收入。

本集團之退休金計劃及強積金計劃供款於應付時列作開支,並可以僱員在全數獲得供款前退出計劃之沒收供款而扣減。年內已動用合共約57,000港元之已沒收供款(二零零四年:61,000港元),而於二零零五年十二月三十一日並無未動用之沒收供款。

根據中國之法規規定,本集團為其中國之僱員就當地政府所規定向國家資助退休計劃供款。除僱員按其基本薪金供款10%至22%外,本集團需根據地方政府之規定按中國之僱員基本薪金8%向該計劃供款。除此筆每年之供款外,本集團並無其他實際繳付退休金或退休福利之責任。

28. 短期借款

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
銀行透支，有抵押 *（附註23）*	1,103	1,158
銀行定期借款，有抵押	13,936	35,247
銀行借款，有抵押(a)	15,039	36,405
前少數投資者之貸款	–	6,726
一間同系附屬公司之貸款，有抵押 *（附註33）*	48,055	–
	63,094	43,131

(a) **銀行信貸**

本集團於二零零五年十二月三十一日之銀行信貸額度（包括銀行借款）合共約為194,685,000港元（二零零四年：50,262,000港元），而同日之未動用信貸約為176,011,000港元（二零零四年：13,295,000港元）。信貸之抵押包括：

(i) 本集團約5,000,000港元（二零零四年：38,100,000港元）之定期存款，包括本公司之定期存款5,000,000港元（二零零四年：9,500,000港元）；

(ii) 賬面值分別約236,299,000港元（二零零四年：215,000,000港元）及約8,753,000港元（二零零四年：無）之投資物業及租賃土地及樓宇；及

(iii) 本公司所作之企業擔保。

(b) 所有短期借款均按浮動利率計算。於資產負債表結算日之實際利率如下：

	二零零五年		二零零四年	
	港元	*人民幣*	*港元*	*人民幣*
銀行透支，有抵押	7.75%	–	5.00%	–
銀行定期借款，有抵押	–	5.58%	–	5.51%
一間同系附屬公司之貸款，有抵押	–	5.74%	–	–

(c) 短期借款之賬面值與彼等之公平值相若，並以下列貨幣列賬：

	二零零五年	二零零四年
	千港元	*千港元*
港元	1,103	1,158
人民幣	61,991	41,973
	63,094	43,131

27. 貿易及其他應付款項

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
貿易、票據及合約應付款項(a)	99,794	75,301	–	–
應付保固金	10,453	6,436	–	–
應計費用及其他應付款項	38,459	24,804	3,078	2,730
撥備(b)	–	–	18,237	–
臨時收款	7,699	103	–	–
已收租金按金	1,195	1,922	–	–
	157,600	108,566	21,315	2,730

(a) 貿易、票據及合約應付賬款之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
0－30日	25,617	14,024
31－60日	10,161	11,504
61－90日	3,821	1,151
超過90日	60,195	48,622
	99,794	75,301

貿易、票據及合約應付款項之賬面值乃以下列貨幣列賬：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
港元	2,599	6,357
人民幣	96,257	68,249
美元	568	509
其他貨幣	370	186
	99,794	75,301

(b) **撥備**

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日之結餘	–	50,078
本年度撥備	18,237	–
付款	–	(28,459)
未動用金額撥回	–	(21,619)
於十二月三十一日之結餘	18,237	–

此款項為就附屬公司獲授銀行信貸額度而提供之企業擔保之撥備。

(b) **本公司**

	股份溢價 *千港元*	實繳盈餘(c) *千港元*	資本 贖回儲備 *千港元*	累計虧損 *千港元*	總額 *千港元*
於二零零四年一月一日之結餘	409,738	575,220	769	(503,323)	482,404
年度溢利	–	–	–	21,278	21,278
於二零零四年十二月三十一日之結餘	409,738	575,220	769	(482,045)	503,682
本年度溢利	–	–	–	1,345	1,345
於二零零五年十二月三十一日之結餘	409,738	575,220	769	(480,700)	505,027

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派實繳盈餘：(i)倘本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價之總和。

(d) 本公司於二零零五年十二月三十一日可供分派予股東之儲備總額約為95,289,000港元（二零零四年：93,944,000港元）。

26. 遞延稅項

遞延稅項資產之變動如下：

	本集團 二零零五年 *千港元*	本集團 二零零四年 *千港元*
於一月一日之結餘	932	932
在收益表確認	–	–
於十二月三十一日之結餘	932	932

年內遞延稅項負債之變動如下：

	二零零五年 *千港元*	二零零四年 *千港元*
於一月一日之結餘	105	–
在收益表確認	–	105
於十二月三十一日之結餘	105	105

就結轉之稅務虧損而確認的遞延所得稅資產僅限於有關的稅務利益可透過未來應課稅溢利實現的部份。於二零零五年十二月三十一日，本集團於香港之可結轉以抵銷未來應課稅收入而未確認之稅務虧損約為215,180,000港元（二零零四年：260,816,000港元），而該等稅務虧損並無屆滿日期。此外，本集團於二零零五年十二月三十一日在中國之未確認稅務虧損約為24,278,000港元（二零零四年：26,588,000港元），而該等稅務虧損將於五年內屆滿。

(ii)　未行使之購股權數目之變動如下：

	二零零五年 購股權數目 (千股)	二零零四年 購股權數目 (千股)
於一月一日之結餘	20,900	–
已授出	–	21,100
已失效	(800)	(200)
於十二月三十一日之結餘	20,100	20,900

25. 儲備

(a) 本集團

	股份溢價 千港元	實繳盈餘(c) 千港元	資本 贖回儲備 千港元	可供出售 財務資產 重估儲備 千港元	匯兌儲備 千港元	累計虧損 千港元	總額 千港元
於二零零四年一月一日之結餘	409,738	601,415	769	11,520	(1,601)	(624,352)	397,489
匯兌調整	–	–	–	–	2,247	–	2,247
一間附屬公司清盤而釋放之儲備	–	(1,003)	–	–	–	–	(1,003)
年度溢利，經重列	–	–	–	–	–	85,109	85,109
於二零零四年十二月三十一日之結餘	409,738	600,412	769	11,520	646	(539,243)	483,842
二零零五年一月一日之結餘，如前呈報	409,738	600,412	769	11,520	646	(539,243)	483,842
因採納財務準則第3號而自賬目中剔除負商譽所作出之期初調整(見附註2(a))	–	–	–	–	–	7,467	7,467
於二零零五年一月一日之結餘，經重列	409,738	600,412	769	11,520	646	(531,776)	491,309
匯兌調整	–	–	–	–	2,458	–	2,458
可供出售財務資產之重估盈餘	–	–	–	900	–	–	900
本年度溢利	–	–	–	–	–	28,149	28,149
於二零零五年十二月三十一日之結餘	409,738	600,412	769	12,420	3,104	(503,627)	522,816

(a)　現金及銀行存款之賬面值乃以下列貨幣列賬:

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
港元	25,900	67,459	5,569	39,511
人民幣	72,970	17,355	–	–
美元	44,433	36,025	44,407	35,946
其他貨幣	44	–	–	–
	143,347	120,839	49,976	75,457

24.　股本

	二零零五年		二零零四年	
	股數 *(千股)*	金額 *千港元*	股數 *(千股)*	金額 *千港元*
法定:				
每股面值0.1港元普通股	2,000,000	200,000	2,000,000	200,000
已發行及繳足:				
每股面值0.1港元普通股	772,182	77,218	772,182	77,218

(a)　**購股權**

於二零零三年五月二十九日,本公司採納一項購股權計劃。據此,董事可酌情邀請任何曾對或將會對本集團作出貢獻之人士接納購股權,而每批授出購股權之象徵式代價為10港元。

(i)　購股權於二零零四年三月十五日根據購股權計劃授出,其行使期為期三年,自各有關董事或僱員接納購股權當日起計,至該三年期間結束之日止。於二零零五年十二月三十一日,已授出而尚未行使之購股權之詳情如下:

參與者類別	購股權行使期	行使價 *港元*	購股權數目 *(千股)*
董事	二零零四年三月十六日至二零零七年三月十五日	0.83	12,000
僱員	二零零四年三月十七日至二零零七年四月二十六日	0.83	8,100
			20,100

貿易及合約應收款項之賬面值乃以下列貨幣列賬:

	本集團 二零零五年 *千港元*	本集團 二零零四年 *千港元*
港元	13,135	11,591
人民幣	40,253	9,952
美元	29,782	10,129
	83,170	31,672

21. 在建工程合約

	本集團 二零零五年 *千港元*	本集團 二零零四年 *千港元*
已發生之合約成本加應佔溢利減可見將來之虧損	112,699	20,773
*減:*目前之工程進度賬款	(111,955)	(19,899)
	744	874
包括於流動資產／(負債)之下列項目:		
應收客戶之合約工程總額	744	1,684
應付客戶之合約工程總額	—	(810)
	744	874

於二零零五年十二月三十一日,計入於本集團非流動應收保固金及於附註20之本集團的貿易及其他應收款項內之客戶持有合約工程保固金分別約為4,539,000港元(二零零四年:879,000港元)及7,039,000港元(二零零四年:15,023,000港元)。

22. 按公平值透過損益列賬之財務資產／買賣證券

	本集團 二零零五年 *千港元*	本集團 二零零四年 *千港元*
按公平值:		
香港上市之股本證券	2,778	2,489

23. 現金及現金等價物

	本集團 二零零五年 *千港元*	本集團 二零零四年 *千港元*	本公司 二零零五年 *千港元*	本公司 二零零四年 *千港元*
銀行存款	143,299	120,703	49,976	75,457
庫存現金	48	136	—	—
現金及銀行存款(a)	143,347	120,839	49,976	75,457
銀行透支 *(附註28)*	(1,103)	(1,158)	—	—
	142,244	119,681	49,976	75,457

(a) **發展中物業**

	二零零五年 *千港元*	二零零四年 *千港元*
土地使用權	77,342	79,164
在建工程	131,361	116,347
	208,703	195,511

20. 貿易及其他應收款項

	本集團		本公司	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
貿易及合約應收款項，淨額(a)	83,170	31,672	–	–
應收保固金*(附註21)*	7,039	15,023	–	–
按金	52,242	25,374	650	652
預付款項	876	910	324	387
其他	18,655	10,511	28	13
	161,982	83,490	1,002	1,052

(a) **貿易及合約應收款項，淨額**

貿易及合約應收款項之賬齡分析如下：

	本集團	
	二零零五年 *千港元*	二零零四年 *千港元*
0－30日	40,924	9,194
31－60日	16,710	5,340
61－90日	6,898	3,247
超過90日	34,027	33,148
	98,559	50,929
*減：*應收款項減值撥備	(15,389)	(19,257)
	83,170	31,672

就貿易應收款項而言，本集團一般自發票日期起給予30日至60日信貸期予客戶。合約應收款項之信貸期會根據合約條款之規定而有所不同。

18. 可供出售財務資產／非買賣證券

	本集團	
	二零零五年 千港元	二零零四年 千港元
於一月一日之結餘	28,440	28,440
重估盈餘轉撥入權益（附註25）	900	–
於十二月三十一日之結餘	29,340	28,440

可供出售財務資產／非買賣證券包括下列各項：

	二零零五年 千港元	二零零四年 千港元
股本證券：		
香港上市，按公平值	29,340	28,440
非上市證券，按成本	243,600	243,600
*減：*減值撥備	(243,600)	(243,600)
	–	–
	29,340	28,440

19. 存貨

	本集團	
	二零零五年 千港元	二零零四年 千港元
製造及貿易存貨		
原材料	5,129	5,603
在製品	–	196
製成品	3,723	3,542
	8,852	9,341
*減：*陳舊存貨撥備	(2,759)	(2,361)
製造及貿易存貨淨額	6,093	6,980
發展中物業 – 位於中國	244,979	231,787
*減：*可變現淨值撥備	(36,276)	(36,276)
發展中物業淨額(a)	208,703	195,511
	214,796	202,491

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
東方龍建有限公司	香港／香港及中國	10,000股每股面值1港元	–	100	投資控股
上海金橋瑞和裝飾工程有限公司(iii)	中國	2,040,000美元	–	100	設計及安裝玻璃幕牆及鋁窗
天業管理有限公司	香港	2股每股面值1港元	–	100	物業管理
溢成置業有限公司	香港／中國	2股每股面值1港元	–	100	物業投資
Virtyre Limited	香港	2股每股面值10港元	–	100	物業投資
桑利有限公司	香港	100股每股面值10港元	–	100	提供建築項目管理服務
珠海東方海天置業有限公司(iv)	中國	44,000,000元人民幣	–	100	物業發展

(i) 除另有指明外，所持有之股份類別均屬普通股。截至二零零五年十二月三十一日止年度內任何時間，各附屬公司無發行任何借貸股本。

(ii) 東莞百聞防火門有限公司(「東莞百聞」)乃一間於中國成立之中外合資合營企業，首次營運期為期12年直至二零零五年，其後進一步延展至二零一七年止，而本公司全資擁有之附屬公司百聞防火門(香港)有限公司(「香港百聞」)為其合營者。根據合營協議之條款，中方合營者有權享有每年固定分配金額60,000元人民幣，而香港百聞有權分享東莞百聞在扣除向中方合營者作出之分配後之所有溢利／虧損。

(iii) 上海金橋瑞和裝飾工程有限公司乃本公司之全資附屬公司，為一間於中國成立之外資企業，營運期為期15年，直至二零零八年止。

(iv) 珠海東方海天置業有限公司乃本公司之全資附屬公司，為一間於中國成立之外資企業，營運期為期8年，直至二零零七年止。

(d) 本公司已承諾繼續對若干附屬公司日後營運提供資助。

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
東昌(香港)有限公司	香港	2股每股面值1港元	–	100	物業投資
銀豐工程有限公司	香港／香港及中國	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元	–	100	銷售及安裝防火材料及產品
銀豐集團有限公司	英屬處女群島／香港及中國	10,000股每股面值1美元及4股無投票權遞延股每股面值1美元	–	100	投資控股
富利暉有限公司	香港	2股每股面值1港元	–	100	物業投資
Geraldine Profits Limited	英屬處女群島／香港	1股面值1美元	–	100	證券買賣
鴻威置業有限公司	香港／中國	2股每股面值1港元	–	100	物業投資
積架發展有限公司	英屬處女群島	1股面值1美元	–	100	投資控股
積架石油化工有限公司	香港	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元	–	100	潤滑油及化工產品製造及貿易
積架石油化工集團有限公司	英屬處女群島／香港及中國	100股每股面值1美元	–	100	投資控股
凌駿有限公司	香港	2股每股面值1港元	–	100	物業投資
東方有色有限公司	香港	2股每股面值1港元	–	100	投資控股
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	–	為本集團其他公司提供融資服務
ONFEM Investments Limited	英屬處女群島／香港	100股每股10美元	100	–	投資控股

在計算使用價值時所採用之銷售增長率及貼現率分別為5.00%及5.58%。

管理層根據過往表現及其對市場發展之預測釐定銷售增長率。所採用之貼現率為現金產生單位之借貸成本。

17. 附屬公司投資

	本公司 二零零五年 千港元	本公司 二零零四年 千港元
非上市股份投資，按成本	695,296	695,296
減：減值撥備	(695,296)	(695,296)
	–	–
貸款予附屬公司(a)	51,423	51,928
減：貸款予附屬公司之撥備	(47,800)	(47,800)
	3,623	4,128
應收附屬公司款項(b)	1,032,171	1,003,855
減：應收附屬公司款項之撥備	(488,212)	(511,674)
	543,959	492,181
	547,582	496,309

(a) 貸款予附屬公司中包括給予附屬公司之免息貸款約47,800,000港元（二零零四年：47,800,000港元），其餘款項乃按商業貸款利率計息。所有未償還貸款均為無抵押，並須應要求償還。

(b) 應收附屬公司款項為無抵押、免息及須應要求償還。

(c) 以下為於二零零五年十二月三十一日主要附屬公司之名單：

附屬公司名稱	註冊成立／營業地點	已發行／註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
慧珠發展有限公司	香港	1,000股 每股面值1港元	–	100	物業投資
爭輝有限公司	香港	500,000股 每股面值1港元	–	100	提供管理服務
輝中有限公司	香港	10,000股 每股面值1港元	–	100	物業投資
東莞百聞防火門有限公司(ii)	中國	12,062,711元人民幣	–	100	製造防火門

16. 商譽

(a) **自收購所得的商譽及負商譽如下：**

	商譽 *千港元*	本集團 負商譽 *千港元*	淨額 *千港元*
於二零零四年一月一日			
成本及賬面淨值	–	–	–
截至二零零四年十二月三十一日止年度			
期初賬面淨值	–	–	–
添置	20,275	(12,738)	7,537
攤銷	(1,317)	5,271	3,954
期末賬面淨值	18,958	(7,467)	11,491
於二零零四年十二月三十一日			
成本	20,275	(12,738)	7,537
累計攤銷及減值	(1,317)	5,271	3,954
賬面淨值	18,958	(7,467)	11,491
截至二零零五年十二月三十一日止年度			
期初賬面淨值，如前呈報	18,958	(7,467)	11,491
有關自賬目中剔除負商譽所作出之期初調整（見附註2(a)）	–	7,467	7,467
期初賬面淨值，經重列	18,958	–	18,958
匯兌差額	425	–	425
期末賬面淨值	19,383	–	19,383
於二零零五年十二月三十一日			
成本	19,383	–	19,383
累計攤銷及減值	–	–	–
賬面淨值	19,383	–	19,383

(b) **商譽減值測試**

商譽根據業務分類，分配至本集團可識辨之現金產生單位如下：

	二零零五年 *千港元*	二零零四年 *千港元*
專業建築	19,383	18,958

現金產生單位之可收回金額根據使用價值計算。計算方式利用現金流量預測，依據管理層批核之三年期財政預算。

15. 投資物業

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日之結餘	229,890	206,510
轉撥往物業、廠房及設備	(5,187)	(253)
重估收益	15,196	23,633
於十二月三十一日之結餘	239,899	229,890

投資物業於二零零五年十二月三十一日由獨立專業測量師世邦魏理仕有限公司重新估值。估值乃根據所有物業於一個活躍市場之現價釐定。

本集團之投資物業權益之賬面值分析如下：

	二零零五年	二零零四年
	千港元	*千港元*
位於香港，按下列租約持有：		
長期租約（超過50年）	236,299	228,100
位於中國，按下列租約持有：		
長期租約（超過50年）	3,600	1,790

賬面值約236,299,000港元（二零零四年:215,000,000港元）之投資物業已作為銀行借貸之抵押品*（附註28(a)）*。

	本集團 租賃土地及樓宇 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及設備 千港元	車輛 千港元	總額 千港元
於二零零四年十二月三十一日						
成本	4,827	9,355	7,585	5,476	4,767	32,010
累計折舊及減值	(1,173)	(7,389)	(5,800)	(3,665)	(3,810)	(21,837)
賬面淨值	3,654	1,966	1,785	1,811	957	10,173
截至二零零五年十二月三十一日止年度						
期初賬面淨值	3,654	1,966	1,785	1,811	957	10,173
匯兌差額	–	3	114	10	6	133
轉撥自投資物業	5,187	–	–	–	–	5,187
添置	–	759	882	1,448	904	3,993
出售	–	(8)	(739)	(460)	(4)	(1,211)
折舊	(88)	(1,372)	(457)	(588)	(424)	(2,929)
期末賬面淨值	8,753	1,348	1,585	2,221	1,439	15,346
於二零零五年十二月三十一日						
成本	10,014	10,040	4,908	5,814	5,677	36,453
累計折舊及減值	(1,261)	(8,692)	(3,323)	(3,593)	(4,238)	(21,107)
賬面淨值	8,753	1,348	1,585	2,221	1,439	15,346

(b) **租賃土地及樓宇之賬面值分析如下：**

	二零零五年 千港元	二零零四年 千港元
位於香港，按下列租約持有：		
長期租約（超過50年）	8,753	1,873
位於中國，按下列租約持有：		
長期租約（超過50年）	–	1,781
	8,753	3,654

賬面值約8,753,000港元（二零零四年：無）之租賃土地及樓宇已作為銀行借貸之抵押品（*附註28(a)*）。

13. 股息

董事不建議就截至二零零五年十二月三十一日止年度派發股息(二零零四年:無)。

14. 物業、廠房及設備

(a) **物業、廠房及設備之變動如下:**

	本集團					
	租賃土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	車輛	總額
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日						
成本	4,574	9,334	10,956	11,311	5,856	42,031
累計折舊及減值	(1,604)	(8,108)	(8,530)	(9,788)	(4,782)	(32,812)
賬面淨值	2,970	1,226	2,426	1,523	1,074	9,219
截至二零零四年十二月三十一日止年度						
期初賬面淨值	2,970	1,226	2,426	1,523	1,074	9,219
匯兑差額	–	–	–	3	5	8
添置	–	2,273	157	637	539	3,606
轉撥自投資物業	253	–	–	–	–	253
類別間轉撥	–	–	(227)	227	–	–
收購一間附屬公司	–	–	–	88	–	88
減值撥備撥回／(撥備)	493	–	–	(88)	–	405
出售	–	–	(61)	(73)	(52)	(186)
折舊	(62)	(1,533)	(510)	(506)	(609)	(3,220)
期末賬面淨值	3,654	1,966	1,785	1,811	957	10,173

10. 所得稅

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備（二零零四年：無）。海外溢利之稅項乃以本年度估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	二零零五年 千港元	二零零四年 千港元
當期稅項－香港		
過往年度超額撥備	(3,675)	–
當期稅項－海外		
本年度撥備	653	977
過往年度超額撥備	(620)	–
	33	977
遞延稅項		
短暫時差之產生	–	105
	(3,642)	1,082

本集團就除稅前溢利之應繳稅額，與採用被合併公司溢利適用之加權平均稅率計算所得之理論數額的差異如下：

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	24,507	86,191
按適用於有關國家之溢利之當地稅率計算之稅項	4,351	15,841
過往年度所得稅超額撥備	(4,295)	–
毋須課稅之收入	(5,367)	(22,587)
不可扣稅之開支	2,898	7,322
動用以前未確認之稅項虧損	(1,229)	–
未確認稅項虧損	–	506
所得稅（撥回）／支出	(3,642)	1,082

加權平均適用稅率為17.8%（二零零四年：18.4%）。稅率下調乃由於本集團附屬公司於有關國家之盈利能力變動所致。

11. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括已計入本公司財務報表中的溢利約1,345,000港元（二零零四年：21,278,000港元）。

12. 每股盈利

每股基本盈利之計算方法為將本公司股權持有人之應佔綜合溢利約28,149,000港元（二零零四年：85,109,000港元）除以年內已發行普通股之加權平均數772,181,783股普通股（二零零四年：772,181,783股普通股）。

年內不存在具攤薄潛力之股份。

年內，本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償（二零零四年：無），亦無任何董事就彼等在年內向本集團提供之服務放棄酬金（二零零四年：無）。

(b) **五名最高薪金人士**

於截至二零零五年十二月三十一日止年度，本集團五名最高薪金人士包括三名（二零零四年：三名）執行董事，其酬金於上文(a)項中披露。年內其餘兩名（二零零四年：兩名）人士之酬金詳情如下：

	二零零五年 *千港元*	二零零四年 *千港元*
薪金、津貼及實物利益	2,557	2,224
花紅	149	35
退休金僱主供款	219	198
	2,925	2,457

酬金範圍如下：

	二零零五年	二零零四年
零至1,000,000港元	1	1
1,000,001港元至1,500,000港元	–	–
1,500,001港元至2,000,000港元	1	1
	2	2

年內，本集團概無向該等人士支付任何酬金作為加入本集團之獎勵或作為離任之補償（二零零四年：無）。

9. 財務成本

	二零零五年 *千港元*	二零零四年 *千港元*
銀行借款及透支 須於五年內悉數償還	2,000	2,773
其他借款 須於五年內悉數償還	4,837	316
融資租賃	–	6
	6,837	3,095
減：以資本化方式撥入發展中物業之借貸成本 (a)	(6,254)	(1,710)
	583	1,385

(a) 借貸成本按年利率5.58%至5.74%（二零零四年：5.31%至5.58%）予以資本化。

(a) 撥回應收款項減值撥備中包括一筆約1,585,000港元(二零零四年:3,603,000港元)由本公司向前居間控股公司中國有色金屬(香港)集團有限公司(「**中國有色(香港)**」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於年內支付上述款項,作為向中國有色(香港)無抵押債權人派付之中期償金。

8. 僱員福利支出

	二零零五年	二零零四年
	千港元	*千港元*
薪酬及薪金	33,950	34,248
未用年假撥備	41	20
撥回長期服務金撥備	–	(86)
退休金成本 – 定額供款計劃 *(附註29)*	571	1,051
	34,562	35,233

(a) **董事酬金**

於截至二零零五年十二月三十一日止年度,本公司各董事(「**董事**」)之酬金詳情如下:

董事姓名	**袍金**	**薪金、津貼及實物利益**	**酌情花紅**	**退休金僱主供款**	**總額**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
林錫忠先生	–	–	–	–	–
王幸東先生	–	2,136	–	–	2,136
閻西川先生	–	1,300	–	60	1,360
錢文超先生	–	–	–	–	–
何小麗女士	–	1,040	15	–	1,055
林濬先生	300	–	–	–	300
馬紹援先生	310	–	–	–	310
譚惠珠女士	300	–	–	–	300
	910	4,476	15	60	5,461

於截至二零零四年十二月三十一日止年度,各董事之酬金詳情如下:

董事姓名	**袍金**	**薪金、津貼及實物利益**	**酌情花紅**	**退休金僱主供款**	**總額**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
林錫忠先生	–	–	–	–	–
王幸東先生	–	2,136	82	–	2,218
閻西川先生	–	1,300	50	60	1,410
錢文超先生	–	–	–	–	–
何小麗女士	–	1,040	46	–	1,086
林濬先生	300	–	–	–	300
馬紹援先生	310	–	–	–	310
譚惠珠女士	300	–	–	–	300
	910	4,476	178	60	5,624

6. 其他收入

	二零零五年 千港元	二零零四年 千港元
銀行存款利息收入	2,358	2,276
貸款予不合併附屬公司之利息收入	–	107
按公平值透過損益列賬之財務資產／買賣證券的未變現收益	289	347
投資收入(不包括股息收入)	2,647	2,730
出售物業、廠房及設備之收益	6,215	294
其他	1,455	–
	10,317	3,024

截至二零零五年十二月三十一日止年度來自上市及非上市投資之投資收入(包括股息收入)分別為682,000港元(二零零四年:796,000港元)及2,358,000港元(二零零四年:2,383,000港元)。

7. 經營溢利

經營溢利經扣除／(計入)以下各項後列賬:

	二零零五年 千港元	二零零四年 千港元
投資物業之租金及管理費收入總額	(12,078)	(10,620)
減:開支	2,150	2,185
	(9,928)	(8,435)
折舊	2,929	3,220
減:以資本化方式撥入發展中物業之折舊	(193)	(204)
	2,736	3,016
土地契約溢價之攤銷	1,822	9,873
減:以資本化方式撥入發展中物業之攤銷	(1,822)	(9,760)
	–	113
營運租賃費用－有關土地及樓宇之最低租賃付款	4,441	3,894
減:以資本化方式撥入發展中物業之金額	(324)	(260)
	4,117	3,634
售出存貨成本	33,586	27,245
核數師酬金	1,620	1,660
匯兌收益淨額	(1,533)	(1,129)
其他資產之減值虧損	1,312	–
僱員福利支出 *(附註8)*	34,562	35,233
未能提供租金收入之投資物業所產生的其他經營開支	70	745
陳舊存貨撥備／(撥備撥回)	398	(636)
撥回應收款項減值撥備(a)	(5,300)	(9,295)

分類資產主要包括物業、廠房及設備、投資物業、商譽、可供出售財務資產、存貨、應收款項及營運現金。分類負債包括所有營運負債。

其他分類資料

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
資本開支	537	177	1,985	20	737	29	548	916	–	–
折舊	238	221	467	155	117	73	942	1,728	–	1
土地契約溢價之攤銷	–	–	–	113	–	–	–	–	–	–
投資物業重估收益	–	–	–	–	15,196	23,633	–	–	–	–
發展中物業撥備	–	25,000	–	–	–	–	–	–	–	–
於收益表中確認之減值虧損	–	–	–	88	–	–	–	1,798	–	–
其他非現金開支/(收入)	–	–	–	997	–	567	(590)	386	(289)	(347)

資本開支包括物業、廠房及設備之添置 *(附註14)*。

(b)　次要報告方式－地區分類

本集團之業務分類主要於兩個地區經營:

香港及澳門:　專業建築、物業租賃、製造及貿易,以及證券投資及買賣

中國:　房地產發展、專業建築、物業租賃,以及製造及貿易

於呈列地區分類之資料時,銷售之呈列乃按客戶之地區位置為基準。分類資產及資本開支之呈列則按資產之地區位置為基準。

	香港及澳門		中國		其他國家		總額	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
對外銷售	24,549	16,483	206,378	69,765	395	357	231,322	86,605
分類資產	297,031	291,152	488,431	327,578	–	13	785,462	618,743
資本開支	1,118	2,645	2,875	961	–	–	3,993	3,606

年內之營業額包含以下項目：

	二零零五年 千港元	二零零四年 千港元
提供建築項目管理服務之收入	14,995	7,609
專業建築合約收入	144,075	15,447
投資物業租金及管理費收入總額	12,078	10,620
銷售潤滑油及化工產品之收入	59,781	52,480
證券投資股息收入	393	449
	231,322	86,605

分類收入及業績

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
收入												
外部客戶銷售	14,995	7,609	144,075	15,447	12,078	10,620	59,781	52,480	393	449	231,322	86,605
業績												
分類業績	12,629	(13,374)	8,110	(7,338)	24,832	31,259	2,726	835	616	708	48,913	12,090
不合併附屬公司之收益											–	78,707
撥回銀行擔保撥備											–	10,148
未分配成本											(23,823)	(13,369)
經營溢利											25,090	87,576
財務成本											(583)	(1,385)
所得稅											3,642	(1,082)
本年度溢利											28,149	85,109

未分配成本指企業開支及虧損減去企業收入及收益。

分類資產及負債

	房地產發展		專業建築		物業租賃		製造及貿易		證券投資及買賣		總額	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
資產												
分類資產	350,839	253,817	128,687	74,969	249,954	236,058	23,855	22,722	32,127	31,177	785,462	618,743
未分配之企業資產											52,973	116,710
資產總額											838,435	735,453
負債												
分類負債	43,640	35,724	88,530	49,954	4,890	5,017	5,595	5,106	–	–	142,655	95,801
未分配之企業負債											95,746	78,592
負債總額											238,401	174,393

(c) **財務資產及負債之公平值估計**

在活躍市場買賣的金融工具(例如可供出售財務資產)之公平值根據資產負債表結算日之市場報價列賬。本集團持有之財務資產之市場報價為當時買盤價。

貿易應收款項及應付款項之賬面值減估計信貸調整,被假定接近其公平值。作為披露目的,財務負債公平值之估計按未來合約現金流量以本集團可得之類似金融工具現有市場利率貼現計算。

(d) **在建工程合約**

誠如附註2(o)所載之會計政策所述,就未完成項目之收入及溢利確認方式而言,其取決於估計建築合約成果總額,以及已完成工程。根據本集團之近期經驗及本集團承辦之建築活動性質,本集團作出估計時,乃基於工作進度已達充份程度,致使完成服務之成本及收益能可靠預計。因此,在達至有關階段前,於附註21內披露之應收客戶之合約工程總額不會包括本集團就已完成工程而最終可能取得之溢利。此外,成本總額或收入總額之實際結果可能會高於或低於資產負債表結算日之估計,並透過與記錄當日之金額的調整而影響於未來數年確認之收入及溢利。

(e) **所得稅**

本集團在幾個司法管轄區須繳納所得稅。釐定所得稅撥備,需要作出重大判斷。日常之業務過程存在很多難以確定最終稅款之交易及計算。本集團估計是否需要繳納額外稅款,從而確認預期稅務問題中之稅務責任。若此等事件之最終稅務結果與最初記錄者不同,則其差額將影響作出此等釐定期內之所得稅及遞延稅項撥備。

5. **營業額及分類資料**

(a) **主要呈報模式-業務分類**

根據其內部財務報告,本集團決定以業務分類作為主要呈報模式。為更有效配合本集團之業務發展,每一業務分類所包含之不同業務有所變更,去年之分類資料均予以重新分類,以供比較。於二零零五年十二月三十一日,本集團已將其業務劃分為下列各分類:

房地產發展:	發展住宅及商用物業,以及提供建築項目管理服務。
專業建築:	設計、安裝及銷售幕牆、鋁窗、門類及防火物料。
物業租賃:	從出租物業賺取租金收入,並就長遠而言,自物業升值中獲取收益。
製造及貿易:	製造及買賣潤滑油及化工產品。
證券投資及買賣:	買賣及投資證券。

3. 財務風險因素及管理

本集團在其日常業務過程中承受著外匯、信貸、流動資金及利率風險。本集團透過如下之財務管理政策及常規管理上述風險，尋求儘量減低其對本集團財務表現的潛在不利影響。

(a) 外匯風險

本集團主要投資於中國，故此承受人民幣產生之外匯風險。外匯風險來自商業交易、已確認資產及負債，以及海外業務之淨投資。預期人民幣之升值將會對本集團整體上有利。

(b) 信貸風險

本集團之信貸風險主要來自貿易及其他應收款項，而本集團並無重大集中的信貸風險。管理層設定了既定的信貸政策，並持續監察集團所面對之信貸風險。

(c) 流動資金風險

審慎的流動資金風險管理指維持充足的現金，以及透過已承諾信貸融資的足夠額度備有資金。管理層致力透過已承諾的可用信貸額度維持資金的靈活性。

(d) 利率風險

由於本集團並無重大計息資產，故本集團之收入及營運現金流量基本上不受市場利率波動之影響。本集團之利率風險來自按變動利率授出的貸款，其令本集團承受現金流量利率風險。鑑於本集團之所有借款均為短期、須於一年內償還及利率風險不大，故本集團並無利用利率掉期來對沖利率風險。

4. 關鍵會計估算及判斷

估算及判斷會被持續評估，並根據過往經驗及其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。

本集團對未來作出估算及假設。很大機會導致資產及負債之賬面值作出重大調整之估算及假設討論如下：

(a) 投資物業

本集團委聘世邦魏理仕有限公司為本集團之投資物業組合於二零零五年十二月三十一日之價值進行獨立估值。是項估值乃按香港測量師學會之物業估值標準進行，其給予市值之定義為「物業經過適當推銷後，自願買家及自願賣家於雙方均在知情、審慎及自願情況下於估值日進行公平交易之預計款額」。本集團投資物業之價值乃經參考市場上可取得之可供比較銷售交易憑證後計算所得。

(b) 商譽

根據附註2(k)所載之會計政策，本集團會每年測試商譽有否出現減值情況。現金產生單位之可收回金額已按使用價值計算方式計算。此計算方式須使用估計數字*（附註16）*。

(iv)　終止服務權益

終止服務權益於僱用在正常退休日期前被終止，或當僱員接受自願遣散以換取此等福利時支付。本集團在可證明承諾如下時確認終止服務權益：根據一項詳細的正式計劃終止現有僱員的僱用（沒有撤回的可能）；或因為提出一項要約以鼓勵自願遣散而提供的終止服務權益。在資產負債表結算日後超過12個月支付的福利貼現為現值。

(t)　貿易及其他應付款項

貿易及其他應付款項初步以公平值確認，其後按攤銷成本列賬；但如折現影響不大的情況下，則按成本列賬。

(u)　撥備及或然負債

如本集團因已發生之事件而產生現有法律或推定責任、較可能需要有資源流出以償付責任，及金額能可靠估計，則須確認撥備。

如有多項類似責任，其需要在償付中流出資源的可能性，則根據責任之類別作整體考慮。即使在同一責任類別所包含之任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

或然負債指因為過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會實現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠計量而未有記賬。

或然負債不會確認，但會在財務報表附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則會確認為撥備。

(v)　借款

借款初步按公平值並扣除產生之交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔之新增成本，包括支付予代理人、顧問、經紀及交易商之費用及佣金、監管機關及證券交易所之徵費，以及過戶及印花稅。借款其後按攤銷成本列賬；所得款（扣除交易成本）與贖回價值之任何差額利用實際利息法於借款期間內在收益表確認。

除非本集團有無條件權利將負債之結算遞延至資產負債表結算日後最少12個月，否則借款分類為流動負債。

(w)　比較數字

如有需要，比較數字已重新分類以符合本年度呈報方式之變動。

已產生之成本總額及於每份合約中確認之溢利或虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利（減已確認虧損）超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利（減已確認虧損），則結餘將於流動負債下列作應付客戶之合約工程總額。

(p)　**現金及現金等價物**

現金及現金等價物包括現金、銀行通知存款、原到期日為三個月或以下的其他短期高流動性投資，以及銀行透支。

(q)　**股本**

普通股被列為權益。

(r)　**遞延稅項**

遞延稅項按資產及負債之稅基與其在財務報表之賬面值兩者之短暫時差以負債法作出全數撥備。遞延稅項採用在資產負債表結算日前已頒佈或實質頒佈，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率（及法例）而釐定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

(s)　**僱員福利**

(i)　僱員應享假期

僱員在年假之權利在僱員應享有時確認，並會因應僱員於截至資產負債表結算日止期間提供服務而應享之年假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假，直至僱員休假時方會確認。

(ii)　退休金責任

集團公司參與多個退休金計劃。此等計劃一般透過向保險公司或受託管理基金付款而注資。本集團設有定額供款計劃。定額供款計劃是一項本集團向一個獨立實體支付固定供款之退休計劃。本集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支，且可由全數歸屬供款前離開計劃之僱員所放棄之供款而減少。預付供款按照現金退款或可減少未來付款而確認為資產。

(iii)　以股份為基礎之補償

本集團設有一項以權益償付、以股份為基礎之補償計劃。僱員為獲取授予認股權而提供之服務之公平值確認為費用。在購股權行使時，收取的所得款項扣除任何直接應佔之交易成本後，撥入股本（面值）及股份溢價。

會考慮證券公平值有否大幅或長期跌至低於其成本。若可供出售財務資產存在此等證據，累計虧損－按收購成本與當時公平值之差額，減該財務資產之前在收益表確認之任何減值虧損計算－自權益中剔除並在收益表記賬。在收益表確認之股權工具減值虧損不會透過收益表撥回。

(m)　**存貨**

(i)　*製造及貿易*

存貨按成本及可變現淨值兩者的較低者列賬。成本利用先進先出法釐定。製成品及在製品之成本包括設計成本、原材料、直接勞工、其他直接成本及相關的生產經常開支（依據正常營運能力），惟不包括借貸成本。可變現淨值為在一般業務過程中之估計銷售價，減適用之變動銷售費用。

(ii)　*發展中物業*

發展中物業指於在建土地及樓宇中之權益。

收購於營運租賃下持有之土地之成本於租賃期內以直線法攤銷。若該物業正在發展或重建中，其攤銷費用則包括在發展中物業之成本內。於所有其他情況下，期內之攤銷費用則即時支銷。

發展中物業按成本及可變現淨值之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支、該等物業之其他直接開發成本，包括已資本化之借貸成本*（見附註2(g)）*及適當比例的經常開支。可變現淨值乃由董事按個別物業之現行市場價格預計所得之銷售所得款項，並扣除預期完成工程之費用及出售物業時涉及之費用。

(n)　**貿易及其他應收款項**

貿易及其他應收款項初步以公平值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款項之原有條款收回所有款項時，即就貿易及其他應收款項設定減值撥備。撥備金額為資產賬面值與按實際利率貼現之估計未來現金流量之現值兩者之差額。撥備金額在收益表確認。

(o)　**在建工程合約**

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，而完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

(j) **商譽**

商譽指收購成本超過於收購日期本集團應佔所收購附屬公司之淨可識辨資產公平值數額。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。出售某個實體之盈虧包括與被出售實體有關之商譽的賬面值。

(k) **資產減值**

於每年及當有事件出現或情況改變顯示賬面值可能無法收回時進行資產減值檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時，資產將按可識辨現金流量（現金產生單位）之最低層次組合。

(l) **投資證券**

本集團將其證券投資（不包括附屬公司投資）分類為按公平值透過損益列賬之財務資產及可供出售財務資產。分類方式視乎購入投資目的而定。管理層在首次確認時釐定其投資的分類，並於每個報告日期重新評估有關指定。

(i) 按公平值透過損益列賬之財務資產

財務資產若在購入時主要用作在短期內出售或由管理層如此指定，則分類為此類別。在此類別的資產若為持作買賣或預期將於資產負債表結算日後12個月內變現，則分類為流動資產。

(ii) 可供出售財務資產

可供出售財務資產為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在資產負債表結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

投資的購入及出售在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於所有並非按公平值透過損益列賬之財務資產，投資首次按公平值加交易成本確認。當從投資收取現金流量之權利經已到期或經已轉讓，而本集團已將擁有權之所有風險及回報實際轉讓時，投資即終止確認。可供出售財務資產及按公平值透過損益列賬之財務資產其後按公平值列賬。因為「按公平值透過損益列賬之財務資產」類別之公平值變動而產生之已實現及未變現盈虧，列入產生期間之收益表內。被分類為可供出售之非貨幣證券公平值變動產生之未變現盈虧，在權益中確認。當分類為可供出售之證券被售出或減值時，累計公平值調整列入收益表作為證券投資之盈虧。有報價投資的公平值根據當時的買盤價計算。

本集團在每個資產負債表結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售之股權證券，在釐定證券是否已經減值時，

物業、廠房及設備之折舊採用以下之估計可使用年期將成本按直線法分攤計算：

租賃土地及樓宇	2%－5%
租賃物業裝修	剩餘租賃年期
廠房及機器	5%－25%
傢具、裝置及設備	15%－25%
車輛	20%－30%

資產之可使用年期在每個資產負債表結算日進行檢討，並在適當時調整。

若資產之賬面值高於其估計可收回價值，其賬面值即時撇減至可收回金額（*見附註2(k)*）。

(i) **投資物業**

為獲得長期租金收益或資本增值或兩者兼備而持有，且並非由本綜合集團內之公司佔用之物業列為投資物業。

投資物業包括以營運租賃持有的土地及樓宇。

投資物業最初按成本確認（包括相關交易成本）。在首次確認後，投資物業按公平值列賬。公平值根據活躍市場價格計算，如有需要就個別資產之性質、地點或狀況之任何差異作出調整。如沒有此項資料，本集團利用其他估值方法，例如較不活躍市場之近期價格或貼現現金流量預測法。此等估值法根據國際估值準則委員會發出之指引執行。此等估值每年由外聘估值師檢討。為繼續用作投資物業而正在重建或市場已變得不活躍之投資物業，繼續按公平值計量。

投資物業之公平值反映（包括其他）來自現有租賃之租金收入，及在現時市場情況下未來租賃之租金收入假設。公平值亦反映，在類似基準下物業預期之任何現金流出。

其後支出只有在與該項目有關之未來經濟利益有可能流入本集團，而該項目之成本能可靠計量時，才計入在資產之賬面值中。所有其他維修及保養成本在產生之財政期間內於收益表支銷。

公平值變動在收益表確認。

若投資物業變成業主自用，會被重新分類為物業、廠房及設備，其於重新分類日期之公平值，就會計目的而言變為其成本。現正興建或發展供日後用作投資物業之物業，被分類為物業、廠房及設備，並按成本列賬，直至建築或發展完成為止，屆時重新分類為投資物業並按投資物業記賬。

根據會計準則第16號，若物業、廠房及設備的某個項目因其用途改變而成為投資物業，該項目於轉撥日期之賬面值與公平值之任何差額在權益中確認為物業、廠房及設備之重估。然而，若公平值收益將以往之減值虧損撥回，該收益於收益表確認。

(vi)　*股息收入*

股息收入於收取款項之權利確定時確認。

(vii)　*利息收入*

利息收入採用實際利息法按時間比例基準確認。倘應收款項出現減值，本集團會將賬面值減至可收回款額，即估計的未來現金流量按該工具之原有效利率貼現值，並繼續將貼現計算並確認為利息收入。已減值貸款之利息收入確認為收取之現金，或若情況許可按成本收回基準計算確認。

(f)　**租賃**

(i)　*營運租賃*

如租賃擁有權之重大部份風險及回報由出租人保留，分類為營運租賃。根據營運租賃支付之款項（扣除自出租人收取之任何獎勵金後）於租賃期內以直線法在收益表支銷。

(ii)　*融資租賃*

如本集團持有租賃資產擁有權的差不多所有風險及回報，分類為融資租賃。融資租賃在租賃開始時按租賃物業之公平值及最低租賃付款現值兩者之較低者入賬。每項租賃付款均分攤為負債及財務開支，使財務費用佔融資結欠額之常數比率。相應租賃責任在扣除財務開支後計入流動及非流動借款內。財務費用之利息部份於租約期內在收益表確認，使財務費用與每個期間之負債餘額之比為常數定期利率。

(g)　**借貸成本**

凡直接與購置、興建或生產某項資產（該資產必須經過頗長時間籌備以作預定用途或出售）有關之借貸成本，均資本化為資產之部份成本。

屬於合資格資產成本一部份之借貸成本在就資產產生開支時、借貸成本產生時及使資產投入原定用途或銷售所必須之準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所必須之絕大部份準備工作中止或完成時，借貸成本便會暫停或停止資本化。

所有其他借貸成本均於發生年度內在收益表支銷。

(h)　**物業、廠房及設備**

物業、廠房及設備按歷史成本減折舊及減值虧損列賬。歷史成本包括收購該項目直接應佔之開支。

其後成本只有在與該項目有關之未來經濟利益有可能流入本集團，而該項目之成本能可靠計量時，才包括在資產之賬面值或確認為獨立資產（視何者適用）。所有其他維修及保養成本在產生之財政期間內於收益表支銷。

(ii) 交易及結餘

外幣交易採用交易日之匯率換算為功能貨幣。除了符合在權益中遞延入賬之現金流量對沖及淨投資對沖外，結算此等交易產生之匯兌盈虧以及將外幣計值之貨幣資產及負債以年末匯率換算產生之匯兑盈虧在收益表確認。

非貨幣項目（例如按公平值持有透過損益列賬之權益工具）之換算差額呈報為公平值盈虧的一部份。非貨幣項目（例如分類為可供出售財務資產之權益）之換算差額包括在權益的重估儲備內。

(iii) 集團公司

功能貨幣與列賬貨幣不同之所有集團實體（當中沒有嚴重通脹貨幣）之業績及財務狀況按如下方法換算為列賬貨幣：

- 每份呈報之資產負債表內的資產及負債按該資產負債表日期之收市匯率換算；
- 每份收益表內之收入及費用按平均匯率換算（除非此匯率並不代表交易日期匯率之累計影響的合理約數；在此情況下，收支項目按交易日期之匯率換算）；及
- 所有由此產生之匯兑差額確認為權益之獨立組成項目。

收購海外實體產生之商譽及公平值調整視為該海外實體的資產及負債，並按收市匯率換算。

(e) **收入確認**

(i) 出售已落成物業收入

出售已落成物業收入於物業所有權轉讓予買方時確認。

(ii) 營運租賃租金收入

營運租賃租金收入乃於租約期內按直線法確認。

(iii) 合約收入

合約收入確認之會計政策載於附註2(o)。

(iv) 貨品銷售收入

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認，一般與貨品傳送至客戶及所有權轉讓時間一致。

(v) 出售證券投資收入

出售證券投資之會計政策載於附註2(l)。

本集團並無提早採納下列已頒佈惟尚未生效之新財務準則或詮釋。採納有關準則或詮釋不會導致本集團之會計政策出現重大變動。

會計準則第1號(修訂):	資本披露
會計準則第19號(修訂):	僱員福利－精算盈虧、集體計劃及披露
會計準則第21號(修訂):	匯率變更之影響－於外國業務之投資淨額
財務準則第7號:	金融工具:披露事項
香港財務準則詮釋第4號:	釐定一項安排是否包含租賃

(b) 綜合賬目

綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止之財務報表。

附屬公司指本集團有權管控其財政及營運政策而控制之所有實體(包括特殊目的實體),一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時,目前可行使或可兑換之潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司之入賬方法。收購成本根據於交易日期所給予資產、所發行之股本工具及所產生或承擔之負債之公平值計算,另加該收購直接應佔之成本。在企業合併中所收購可識辨的資產以及所承擔之負債及或然負債,首先以彼等於收購日期之公平值計量,而不論任何少數股東權益之數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值之數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值之公平值,該差額直接在收益表確認 *(見附註2(j))*。

集團內公司之間的交易、交易之結餘及未變現收益予以對銷。除非交易提供所轉讓資產減值之憑證,否則未變現虧損亦予以對銷。

在本公司之資產負債表內,附屬公司投資按成本扣除減值虧損撥備列賬。附屬公司之業績由本公司按已收及應收股息入賬。

(c) 分類報告

業務分類指從事提供產品或服務的一組資產及業務,其產品或服務之風險及回報與其他業務分類的不同。地區分類指在某個特定經濟環境中從事提供產品或服務,其產品或服務之風險及回報與在其他經濟環境中營運的分類的不同。

(d) 外幣匯兑

(i) 功能及列賬貨幣

本集團每個實體之財務報表所列項目均以該實體營運所在之主要經濟環境之貨幣計量(「**功能貨幣**」)。綜合財務報表以港幣呈報,港幣為本公司之功能及列賬貨幣。

(v) 採納經修訂之香港會計準則詮釋第21號所產生之會計政策變動涉及計算重估投資物業所產生之遞延税項負債。該等遞延税項負債乃按透過使用有關資產而回收其賬面值所帶來之税務後果為基準計算。於以往年度，計算基準為假設有關資產之賬面值乃透過出售而回收。

(vi) 採納財務準則第2號所產生之會計政策變動涉及以股份支付之款項。於二零零四年十二月三十一日以前，向僱員提供之購股權不會成為收益表中之支出項目。由二零零五年一月一日起，本集團將購股權之成本在收益表中列作支出。由於本集團於二零零五年一月一日並無任何未生效之購股權，故上年度之財務報表不受任何影響。

(vii) 採納財務準則第3號及會計準則第36號所產生之會計政策變動涉及商譽。截至二零零四年十二月三十一日止，

- 商譽乃於5至15年內按直線法攤銷，並於每個資產負債表結算日評估是否出現減值跡象。

- 負商譽按所購可折舊／可攤銷非貨幣資產之加權平均可用年期攤銷，惟涉及於收購日期已確認之預計未來虧損除外。在此情況下，負商譽於出現該等預計虧損時在收益表中予以確認。

根據財務準則第3號：

- 就過去已確認之商譽而言，本集團由二零零五年一月一日起停止攤銷，而於二零零四年十二月三十一日之累計攤銷則與商譽成本之相應減少部份互相對銷。截至二零零五年十二月三十一日止年度起，商譽每年以及在出現減值跡象時就減值進行測試。

- 就過去已確認之負商譽而言，於二零零五年一月一日結存之負商譽賬面值均自賬目中剔除，並對保留盈利之期初結餘作出相應調整。

所有會計政策上之變動均根據個別準則之過渡條文作出。本集團採納之全部準則均具追溯效力，惟以下所載者除外：

- 會計準則第39號－不容許根據此準則按追溯基準入賬確認、自賬目中剔除及計算財務資產及負債；

- 會計準則第40號－由於本集團已採納公平值模式並公開披露投資物業之公平值，故鼓勵(惟非必須)本集團就呈報的最早期間(該公平值已公開披露)之保留盈利作出期初結餘調整，以及重列該等期間之比較資料。本集團已選擇重列二零零四年度比較數字。

- 財務準則第2號－只對所有於二零零二年十一月七日之後授出及於二零零五年一月一日仍未生效之股權工具具有追溯效力；及

- 財務準則第3號－於採納日期之後採用，並對二零零五年一月一日之保留盈利作出調整。

會計準則第24號	關聯方披露
會計準則第27號	綜合及獨立財務報表
會計準則第32號	金融工具：披露及呈報
會計準則第33號	每股盈利
會計準則第36號	資產減值
會計準則第37號	撥備、或然負債及或然資產
會計準則第39號	金融工具：確認及計量
會計準則第40號	投資物業
香港詮釋第4號	租賃－釐定香港土地契約之年期
香港會計準則詮釋第15號	營運租賃－優惠
香港會計準則詮釋第21號	所得税－無折舊資產重估價值之回收
香港會計準則詮釋第27號	評估涉及以租賃為法定形式之交易實質
財務準則第2號	以股份為基礎之支付
財務準則第3號	企業合併

(i) 採納新訂／經修訂會計準則第1、2、7、8、10、11、12、14、16、18、19、21、23、24、27、33、37號、香港詮釋第4號、香港會計準則詮釋第15及27號並無導致本集團之會計政策出現重大變動。總括而言：

- 會計準則第1號影響少數股東權益及其他披露之呈列形式。
- 會計準則第24號影響關聯方之確認及若干其他關聯方披露。
- 會計準則第2、7、8、10、11、12、14、16、18、19、21、23、27、33、37號、香港詮釋第4號、香港會計準則詮釋第15及27號對本集團之會計政策影響不大。

(ii) 採納經修訂之會計準則第17號所產生之會計政策變動為將屬營運租賃的租賃土地及土地使用權由物業、廠房及設備重新歸類。就租賃土地及土地使用權預先支付之款項於租賃期內按直線法在收益表中列作支出；或如有減值，減值部份則在收益表中列作支出。倘某項土地及樓宇之租賃所涉及之租賃付款無法可靠地分配為土地及樓宇兩部份，整項租賃則列作融資租賃，而租賃土地及樓宇則一併按成本減累計折舊及累計減值呈列。於以往年度，租賃土地乃按成本減累計折舊及累計減值入賬。

(iii) 採納會計準則第32及39號所產生之會計政策變動涉及將買賣與非買賣證券重新歸類為按公平值透過損益列賬之財務資產及可供出售財務資產。

(iv) 採納經修訂之會計準則第40號所產生之會計政策變動為將投資物業公平值之變動列入收益表。於以往年度，公平值之增加均列入投資物業重估儲備，而公平值之減少部份先以早前就整個物業組合進行估值所產生之增額抵銷，其餘則以支出形式列入收益表。

財務報表附註

1. 組織及業務

東方有色集團有限公司(「**本公司**」)及其附屬公司(統稱「**本集團**」)主要從事房地產發展、物業租賃、專業建築、製造及貿易,以及證券投資及買賣業務。本集團之業務主要在兩個經濟區域經營。香港及澳門,以及中華人民共和國(除香港及澳門外)(「**中國**」)為本集團全部業務之主要市場,另有小部份收入來自其他國家。

本公司為一間在百慕達註冊成立之有限公司,並為一間投資控股公司。本公司在香港聯合交易所有限公司(「**聯交所**」)上市。

財務報表以港幣千元列值(除非另有說明)。財務報表已經由本公司之董事會於二零零六年四月十三日批准刊發。

2. 主要會計政策

編製財務報表時所採用之主要會計政策載於下文。除另有說明外,此等政策在所呈報之所有年度內貫徹應用。

(a) 編製基準

本公司之財務報表是根據香港財務報告準則(「**財務準則**」)編製。財務報表已按照歷史成本法編製,並就投資物業、可供出售財務資產及按公平值透過損益列賬之財務資產的重估(均按公平值列賬)而作出修訂。

編製符合財務準則之財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度判斷或高度複雜性之範疇,或涉及對財務報表屬重大假設及估算之範疇,在附註4中披露。

採納新訂／經修訂財務準則

在二零零五年,本集團採納下列與其業務相關之新訂／經修訂財務準則及詮釋。二零零四年之比較數字已按有關之規定及本年度之分類方式作出需要之修訂。

會計準則第1號	財務報表之呈報
會計準則第2號	存貨
會計準則第7號	現金流量表
會計準則第8號	會計政策、會計估算更改及錯誤更正
會計準則第10號	結算日後事項
會計準則第11號	建築合約
會計準則第12號	所得稅
會計準則第14號	分類報告
會計準則第16號	物業、廠房及設備
會計準則第17號	租賃
會計準則第18號	收入
會計準則第19號	僱員福利
會計準則第21號	匯率變更之影響
會計準則第23號	借貸成本

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
經營活動			
經營業務所得／(所用)現金	30	1,182	(28,554)
已付利息		(6,837)	(3,095)
已付所得税		(823)	(977)
經營活動所用現金淨額		(6,478)	(32,626)
投資活動			
購買物業、廠房及設備		(3,993)	(3,606)
出售物業、廠房及設備所得款項		7,426	480
出售租賃土地及土地使用權所得款項		2,839	–
已收股息		393	449
已收利息		2,358	2,383
增購一間附屬公司之權益		–	(12,088)
收購一間附屬公司，扣除購入之現金		–	4,548
不合併附屬公司		–	(413)
投資活動所得／(所用)現金淨額		9,023	(8,247)
融資活動			
新增借款		61,991	2,152
償還借款		(41,973)	(3,845)
融資活動所得／(所用)現金淨額		20,018	(1,693)
現金及現金等價物增加／(減少)		22,563	(42,566)
於一月一日之現金及現金等價物		119,681	162,247
於十二月三十一日之現金及現金等價物	23	142,244	119,681

綜合權益變動表

截至二零零五年十二月三十一日止年度

	二零零五年 *千港元*	二零零四年 *千港元*
於一月一日之結餘， 如前呈報為權益	561,165	474,707
將少數股東權益重新歸類為權益部份 *(見附註2(a))*	–	25,033
因採納香港會計準則詮釋第21號 而就重估投資物業所產生之 遞延稅項 *(見附註2(a))*	(105)	–
於一月一日之結餘， 作出期初調整前之重列結餘	561,060	499,740
因採納財務準則第3號而自賬目中剔除 負商譽所作出之期初調整 *(見附註2(a))*	7,467	–
於一月一日之結餘， 經重列	568,527	499,740
可供出售財務資產之重估盈餘	900	–
匯兑調整	2,458	2,247
一間附屬公司清盤而釋放之儲備	–	(1,003)
增購一間附屬公司之權益	–	(25,033)
未計本年度溢利前之權益增加／(減少)淨額	3,358	(23,789)
本年度溢利 －歸屬於本公司股權持有人	28,149	85,109
於十二月三十一日之結餘	600,034	561,060

資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
附屬公司投資	17	547,582	496,309
其他資產		–	1,312
		547,582	497,621
流動資產			
其他應收款項	20	1,002	1,052
已抵押存款	28	5,000	9,500
現金及銀行存款	23	49,976	75,457
		55,978	86,009
資產總額		603,560	583,630
權益			
本公司股權持有人應佔之資本及儲備			
股本	24	77,218	77,218
儲備	25	505,027	503,682
權益總額		582,245	580,900
負債			
流動負債			
其他應付款項	27	21,315	2,730
負債總額		21,315	2,730
權益及負債總額		603,560	583,630
流動資產淨值		34,663	83,279
資產總額減流動負債		582,245	580,900

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
權益			
本公司股權持有人應佔之資本及儲備			
股本	24	77,218	77,218
儲備	25	522,816	483,842
權益總額		600,034	561,060
負債			
非流動負債			
遞延稅項負債	26	105	105
其他負債		7,220	6,934
		7,325	7,039
流動負債			
貿易及其他應付款項	27	157,600	108,566
應付客戶之合約工程總額	21	–	810
當期應付稅項		10,382	14,847
短期借款	28	63,094	43,131
		231,076	167,354
負債總額		238,401	174,393
權益及負債總額		838,435	735,453
流動資產淨值		297,571	281,739
資產總額減流動負債		607,359	568,099

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
資產			
非流動資產			
物業、廠房及設備	14	15,346	10,173
投資物業	15	239,899	229,890
租賃土地及土地使用權		–	2,839
商譽	16	19,383	11,491
可供出售財務資產／非買賣證券	18	29,340	28,440
遞延税項資產	26	932	932
應收保固金	21	4,539	879
其他資產		349	1,716
		309,788	286,360
流動資產			
存貨	19	214,796	202,491
貿易及其他應收款項	20	161,982	83,490
應收客戶之合約工程總額	21	744	1,684
按公平值透過損益列賬之財務資產／買賣證券	22	2,778	2,489
已抵押存款	28	5,000	38,100
現金及銀行存款	23	143,347	120,839
		528,647	449,093
資產總額		838,435	735,453

B. 財務報表摘要

以下為本集團截至二零零五年十二月三十一日止年度之經審核財務報表及財務報表附註，乃轉載自本公司二零零五年年報第40至102頁。

綜合收益表
截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (經重列)
營業額	5	231,322	86,605
銷售成本		(174,012)	(42,830)
毛利		57,310	43,775
其他收入	6	10,317	3,024
銷售及分銷費用		(11,752)	(12,370)
行政開支		(43,761)	(31,411)
其他經營開支		(2,220)	(2,930)
投資物業重估收益	15	15,196	23,633
發展中物業撥備		–	(25,000)
不合併附屬公司之收益		–	78,707
撥回銀行擔保撥備		–	10,148
經營溢利	7	25,090	87,576
財務成本	9	(583)	(1,385)
除稅前溢利		24,507	86,191
所得稅	10	3,642	(1,082)
本年度溢利		28,149	85,109
歸屬於：			
本公司股權持有人	11	28,149	85,109
年內本公司股權持有人應佔之每股盈利 *(以港仙為單位)* －基本及攤薄	12	3.65	11.02
股息	13	–	–

財務狀況

	於十二月三十一日		
	二零零五年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*
		(經重列)	
非流動資產	309,788	286,360	252,196
流動資產	528,647	449,093	524,806
資產總額	838,435	735,453	777,002
本公司股權持有人應佔之資本及儲備	600,034	561,060	474,707
少數股東權益	—	—	30,778
權益總額	600,034	561,060	505,485
非流動負債	7,325	7,039	6,409
流動負債	231,076	167,354	265,108
負債總額	238,401	174,393	271,517
權益及負債總額	838,435	735,453	777,002

A. 財務資料概要

以下為本集團截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度之綜合財務資料，乃摘錄自本公司相關年報。

自二零零五年一月一日起，所有香港會計實務準則（「**香港會計實務準則**」）及詮釋已撤銷，並由若干新訂或經修訂之香港財務報告準則及香港會計準則（「**新財務準則**」）取代。

本集團截至二零零三年十二月三十一日止年度財務報表乃根據香港會計實務準則編製。就本概要而言，於二零零三年十二月三十一日及截至該日止年度之數據並無重列。誠如本附錄B部分所載本公司二零零五年年報所披露，本集團於截至二零零五年十二月三十一日止年度採納新財務準則，而二零零四年比較數字已按需要重列。該等重列數字乃為本概要而採用。

業績

	截至十二月三十一日止年度		
	二零零五年	**二零零四年**	**二零零三年**
	千港元	*千港元*	*千港元*
		（經重列）	
營業額	231,322	86,605	160,941
經營溢利／（虧損）	25,090	87,576	(32,334)
財務成本	(583)	(1,385)	(4,860)
除税前溢利／（虧損）	24,507	86,191	(37,194)
所得税	3,642	(1,082)	(95)
本年度溢利／（虧損）	28,149	85,109	(37,289)
溢利／（虧損）歸屬於：			
本公司股權持有人	28,149	85,109	(35,739)
少數股東權益	–	–	(1,550)

集團之負債比率將進一步上升。據　貴公司表示，項目公司曾接觸多間銀行，冀能自行籌措整筆建築貸款，初步反應理想，惟於最後實際可行日期仍未得到任何確實承諾。

按　貴集團於二零零五年十二月三十一日之經審核財政狀況計算，　貴集團之現金及銀行存款（不包括已抵押存款）約為143,347,000港元。假設為數約147,337,000港元之初步融資剩餘金額純粹以銀行借貸提供，而　貴集團其他附屬公司／業務有能力透過本身之內部資源或銀行信貸自行籌措業務營運所需資金，且預計　貴公司毋須作出任何重大資本支出或提供財務支援，　貴集團將可保留其現金狀況供日後作其他用途，故吾等認為　貴集團之現金狀況不會因該交易而受到不利影響。

IV. 意見

經考慮上述各項因素後，尤其在顧及(i)進行該交易之理由及利益（切合　貴集團之既定策略）；(ii)合資公司及項目公司之估計初步投資金額及融資安排（為　貴集團所能接受及應付）；(iii)就提供金額約42,728,000港元（相當於初步融資剩餘金額之29%）之股東貸款及進一步融資而言，　貴公司及股東之權益得到足夠保障；及(iv)　貴集團之資產淨值或盈利能力或現金狀況不會受到任何不利影響（除假設為數約147,337,000港元之初步融資剩餘金額純粹以銀行借貸提供，則　貴集團之資本負債比率將由約10.5%增至約35.1%（此負債比率仍為　貴集團所能應付及接受之水平）），吾等認為該交易之條款（即成立合資公司（包括提供金額約42,728,000港元（相當於初步融資剩餘金額之29%）之股東貸款））對股東而言實屬公平合理，亦符合　貴公司及股東之整體利益。因此，吾等建議獨立董事委員會向獨立股東提供相同意見。

此致

獨立董事委員會及獨立股東　台照

代表
卓怡融資有限公司
董事總經理
梁綽然
謹啓

二零零六年五月二十四日

b. *盈利*

ONFEM SPV投資於合資公司所需資金（包括提供初步融資所需資金）將來自　貴集團之內部資源及財務機構之借貸。

假設　貴公司將透過按年息率約5.5%（與　貴公司目前所承擔之資金成本相若）舉債之方式提供約147,337,000港元之初步融資剩餘金額，　貴公司每年之利息支出將約為8,100,000港元。

上述之初步融資部份將以股東貸款形式提供予合資公司，然後轉予項目公司。該筆股東貸款之息率相當於中國就金額、年期及條款相若之貸款所採用之適用利率。項目公司所承擔之任何利息支出將於該地塊之發展期內資本化。敬希股東垂注，該交易對　貴集團未來盈利構成之整體影響將視乎（其中包括）出售該地塊之發展項目所得銷售收入總額及　貴集團旗下各項業務之發展路向而定。

c. *現金狀況及負債*

按　貴集團於二零零五年十二月三十一日之經審核財務狀況計算，　貴集團之資本負債比率（即借貸總額與權益總額之比率）約為10.5%。

假設自二零零五年十二月三十一日以來權益總額維持不變及為數約147,337,000港元之初步融資剩餘金額純粹以銀行借貸提供，　貴集團之資本負債比率將增至約35.1%。鑒於　貴集團就該交易而引致之額外借貸可視為由抵押物業及　貴公司於該地塊之間接權益作支持，吾等認為上述負債水平為　貴集團所能應付及接受。

根據股東協議，倘項目公司之融資需求超出初步融資，ONFEM SPV並無義務提供融資。然而，倘ONFEM SPV選擇按其於合資公司所佔股本權益比例提供融資，則威洋發展亦須根據其於合資公司所佔之股本權益比例提供融資。因此，倘　貴公司須進一步向財務機構借貸以籌措投資於合資公司所需資金，並假設權益總額自二零零五年十二月三十一日以來仍維持不變，　貴

(iii) 倘威洋發展無法提供股東貸款或安排將獲ONFEM SPV接受之無產權負擔資產予以抵押，東方龍建之股權結構將根據ONFEM SPV及威洋發展於東方龍建的注資額（包括股東貸款及抵押資產之獲接受價值）按比例作出調整；及

(iv) 上述有關提供進一步融資之安排旨在令該地塊之發展能順利進行，

吾等認為，就提供進一步融資而言， 貴公司及股東之權益得到足夠保障，故 貴集團在股東協議中加入向項目公司提供進一步融資（如有需要）之條款實屬公平合理。

6. 該交易可能對 貴集團構成之財務影響

以下為該交易可能對 貴集團財務狀況構成之影響：

a. 資產淨值

東方龍建於一九八六年六月十日註冊成立。根據東方龍建全體股東之書面決議案，該公司之已發行股本分為每股面值1.00港元之普通股10,000股。誠如上文第III.2.b段所述，根據股東協議，金文實業將以2,900港元之現金代價將東方龍建之29%股本權益轉讓予威洋發展。

根據東方龍建於二零零五年十二月三十一日之經審核財務報表顯示，東方龍建之淨負債約為13,000港元。因此，按東方龍建於二零零五年十二月三十一日之經審核淨負債計算，以2,900港元將東方龍建之29%股本權益轉讓予威洋發展將為本集團帶來約6,670港元之收益。因此，組成合資公司並未對貴集團之資產淨值構成重大影響。

誠如「董事會函件」所載， 貴集團擬將該收益用作一般營運資金。

誠如 貴集團連同購入之該地塊合併計算之未經審核備考綜合資產負債表（載於該通函之附錄二）所述，組成合資公司不會對 貴集團之資產淨值構成重大影響。

項目公司將於其資金需求超出初步融資時安排由財務機構提供所需資金。倘財務機構提供之融資不敷應用，或倘項目公司之註冊資本必須增加（除首次註冊資本3,300,000美元（約25,740,000港元）外），ONFEM SPV及威洋發展可按照各自於合資公司所佔之股權比例以股東貸款形式向合資公司提供所需資金，以便滿足項目公司不時出現之融資需要（「**進一步融資**」）。

股東協議亦規定，進一步融資可能需由ONFEM SPV不時以股東貸款形式獨力向合資公司提供，惟項目公司增加註冊資本之情況則屬例外。在此情況下，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將無產權負擔並獲ONFEM SPV接受之資產抵押予ONFEM SPV，而獲接受價值總額不得低於按照威洋發展當時於合資公司所持股權比例計算之應佔股東貸款。

倘威洋發展無法如上文所述提供股東貸款或安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將獲ONFEM SPV接受之無產權負擔資產予以抵押，東方龍建之股權結構將根據ONFEM SPV及威洋發展於東方龍建的注資額（包括股東貸款及抵押資產之獲接受價值）按比例作出調整。

在計及：

(i) 倘項目公司之融資需求超出初步融資，ONFEM SPV並無義務提供融資（即根據股東協議之規定）。然而，倘ONFEM SPV選擇按其於合資公司所佔股本權益比例提供融資，則威洋發展亦須根據其於合資公司所佔之股本權益比例提供融資；

(ii) 威洋發展須安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將無產權負擔並獲ONFEM SPV接受之資產抵押予ONFEM SPV，而獲接受價值總額不得低於按照威洋發展當時於合資公司所持股權比例計算之應佔股東貸款（倘有關之股東貸款乃由ONFEM SPV提供）；

(ii) 項目公司估計向合資公司提供金額約147,337,000港元(包括42,728,000港元,相當於初步融資剩餘金額之29%)之股東貸款將可於二零零九年該地塊之第一期發展項目推出發售後全數償還;

(iii) 抵押物業之市場估值(假設抵押物業於估值日期由自願買方與自願賣進行交易);

(iv) 貴公司可不時委任物業估值師重估抵押物業及威洋發展(或由威洋發展促使抵押)抵押予ONFEM SPV之任何其他資產(「**總抵押資產**」)之價值,而倘總抵押資產之重估值(「**總抵押資產重估值**」)低於總抵押資產於各有關物業及/或資產抵押予ONFEM SPV時之估值總額(「**總抵押資產估值**」)時,威洋發展同意按ONFEM SPV指示安排(或促使徐其鼎先生、徐其理先生及/或彼等各自之配偶、子女及/或由上述一位或多位人士全資擁有之公司)將額外之無產權負擔資產抵押予ONFEM SPV。該等資產必須獲ONFEM SPV接受,而獲接受價值總額不得低於總抵押資產估值與總抵押資產重估值兩者間之差額;及

(v) 倘拖欠金額約42,728,000港元(相當於初步融資剩餘金額之29%)之股東貸款, 貴公司可行使抵押品之權利將抵押物業出售,以變現足夠資金抵償上述股東貸款,

吾等認為,就全數收回金額約42,728,000港元(相當於初步融資剩餘金額之29%)之股東貸款而言,貴公司及股東之權益得到足夠保障,故 貴集團按股東協議規定向東方龍建提供上述股東貸款實屬公平合理。

5. 資金來源

ONFEM SPV投資於合資公司所需資金將來自 貴集團之內部資源及財務機構之借貸。於最後實際可行日期, 貴集團透過ONFEM SPV以股東貸款形式向合資公司提供合共約143,183,000港元之融資,其中約70,000,000港元來自銀行借貸,另約73,183,000港元則由 貴集團之內部資源提供。

總括而言，下表列載合資公司就初步融資而作出之融資安排：

	威洋發展之注資額	ONFEM SPV之注資額	總額
	港元	港元	港元
註冊資本	7,465,000	18,275,000	25,740,000
股東貸款	–	147,337,000	147,337,000
合計	7,465,000	165,612,000	173,077,000

作為 貴公司與徐其鼎先生及徐其理先生之部份商議內容及根據股東協議，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將若干無產權負擔之物業（「**抵押物業**」）抵押予ONFEM SPV，作為合資公司將向ONFEM SPV償還相當於上述初步融資剩餘金額29%之股東貸款（約為42,728,000港元）之抵押品。抵押物業必須獲ONFEM SPV接受，而獲接受價值總額不得低於上述初步融資剩餘金額29%之股東貸款（約為42,728,000港元）。所有抵押物業均為香港之房地產物業。

貴公司已委聘永利行評值顧問有限公司評估抵押物業（包括五項住宅及兩項商用物業）之價值。根據永利行評值顧問有限公司於二零零六年三月三十一日就抵押物業進行之獨立估值，抵押物業之價值合共約53,500,000港元。

吾等注意到，為數約42,728,000港元（相當於初步融資剩餘金額之29%）約為抵押物業總值之80%，貸款比率高於香港銀行或財務機構普遍提供之按揭貸款。鑒於：

(i) 提供金額約42,728,000港元（相當於初步融資剩餘金額之29%）之股東貸款將便利支付該地塊之地價，從而令該地塊之發展能如期進行；

3. 有關該地塊之資料及項目公司之發展計劃

該地塊為一幅住宅(包括配套商用設施)用地,位於中國南京市江寧區科學園,根據東方龍建與中國江蘇省南京市國土資源局江寧分局於二零零五年十二月二十七日訂立之國有土地使用權出讓合同所載其土地編號為2005G108。該地塊之總面積約為310,295.5平方米,估計樓面建築面積共約237,665.4平方米。

據 貴董事表示,除為數約人民幣180,000,000元(約173,077,000港元)之初步投資金額將同時以 貴集團之內部資源與向外借貸以及威洋發展之資源提供所需資金外,發展該地塊所需成本之資金需求餘額將由項目公司安排建築貸款。

4. 合資公司及項目公司之估計初步投資金額及融資安排

ONFEM SPV及威洋發展估計,在與財務機構安排並獲得其向項目公司提供融資之前,項目公司將需要合共約人民幣180,000,000元(約173,077,000港元)之融資(「**初步融資**」),以全數支付有關地價及其他前期開支,包括項目公司之註冊資本3,300,000美元(約25,740,000港元)。初步融資將由合資公司以註冊資本及股東貸款形式提供。

誠如「董事會函件」所載,於二零零五年十二月九日,本公司(代表ONFEM SPV)收到威洋發展一筆為數957,000美元(約7,465,000港元)之現金,作為徐其鼎先生及徐其理先生根據本公司與徐其鼎先生及徐其理先生就訂立上述無約束力意向書的商議內容中所應付該地塊之投標按金。於完成股份轉讓後,威洋發展所付之上述款項將作為威洋發展按照其於合資公司所佔股權比例向合資公司提供之股東貸款,用以注入為項目公司之註冊資本。

根據股東協議,初步融資之剩餘金額約人民幣153,230,000元(約147,337,000港元)將由ONFEM SPV(及/或其指定之一間或多間公司)以股東貸款形式獨力向合資公司提供。

b.　進行該交易之理由及利益

鑒於中國對住宅物業存在殷切需求（尤其是　貴公司注意到，根據二零零六年第一季度之全國平均樓價計算，中國之物業市場仍維持5%至7%之增長率），以及為了借助本身作為中國五礦集團公司旗下專注房地產發展之海外上市附屬公司所具備之優勢，　貴公司已表示將會不斷在中國之物業市場（如北京、上海、珠三角地區及南京等地）尋找商機（例如若干因資金短缺而無法進行之項目）。在考慮　貴集團之既定業務策略後，吾等認為收購該地塊及在上址發展物業切合　貴集團之業務策略（如上文第III.1段所述）。

據「董事會函件」所載，徐其鼎先生對於在中國（尤其是南京）從事物業發展方面擁有豐富知識及經驗。徐其鼎先生曾聯同其業務夥伴管理及投資三個於當地的住宅物業發展項目，其中一個經已落成及售出，其餘兩個項目之大部份單位亦已售出。徐其鼎先生亦曾聯同其業務夥伴管理及投資兩個於北京的住宅物業發展項目，其中一個現正進行發售，而另一個則仍在規劃階段。

鑒於徐其鼎先生具備在南京進行物業發展方面之經驗，　貴公司管理層認為該等經驗將有利於發展該地塊。因此，吾等認為　貴公司之間接全資附屬公司ONFEM SPV與威洋發展（由徐其鼎先生、徐其理先生及彼等各自之聯繫人控制之投資控股公司）組成合資公司乃合理之舉。

根據就徐其鼎先生及徐其理先生與　貴集團合作而進行商議之結果，ONFEM SPV（或透過其指定之一間或多間公司）同意向合資公司提供金額約147,337,000港元之股東貸款。誠如「董事會函件」所載，上述股東貸款與合資公司所獲提供之其他股東貸款無異，同樣須按照中國就金額、年期及條款相若之貸款採用之適用利率計算利息。鑒於存在合作關係，吾等認為，ONFEM SPV與威洋發展訂立股東協議，以及同意將東方龍建之29%股本權益由金文實業轉讓予威洋發展以便落實(i)成立合資公司；(ii)合資公司之管理及營運方式；及(iii)合資公司和項目公司之融資安排，實屬合理之舉。

以下為東方龍建於緊接進行該交易前之股權架構：


June Glory
53.95%
貴公司
100% (附註)
ONFEM SPV
100%
東方龍建
100%
項目公司
100%
該地塊

附註： ONFEM SPV由　貴公司間接全資擁有。

以下為東方龍建於緊隨完成股份轉讓之股權架構：


June Glory
53.95%
貴公司
100% (附註)
ONFEM SPV
71%
徐其鼎先生、
徐其理先生及
其各自之聯繫人
威洋發展
29%
東方龍建＝合資公司
100%
項目公司
100%
該地塊

附註： ONFEM SPV由　貴公司間接全資擁有。

2. 進行該交易之背景資料、理由及利益

a. 該交易之背景資料

誠如「董事會函件」所載，於二零零五年十二月二十一日， 貴公司與徐其鼎先生及徐其理先生訂立一項無約束力意向書，商訂按71:29之比例參與競投及共同開發該地塊之主要條款。於同日， 貴公司透過其間接全資附屬公司東方龍建參與公開招標，以人民幣160,000,000元（約153,846,000港元）競投該地塊之土地使用權。東方龍建於二零零五年十二月二十三日宣告中標。

「董事會函件」同時指出，於二零零六年一月五日，東方龍建成立項目公司，以取得該地塊之法定所有權及承辦該地塊之物業發展項目。 貴公司已繳足項目公司之註冊資本3,300,000美元（約25,740,000港元）。於項目公司成立時，徐其鼎先生獲委任為項目公司四名董事之一。

據 貴董事表示，作為 貴公司與徐其鼎先生及徐其理先生就競投及共同開發該地塊之部份商議內容，徐其鼎先生及徐其理先生擬透過威洋發展（由徐其鼎先生（連同其妻子及兒子）及徐其理先生（連同其女兒）擁有）與本集團成立一間合資公司，而威洋發展將擁有合資公司之29%股本權益。ONFEM SPV、威洋發展及東方龍建遂在此情況下訂立股東協議。

根據股東協議，金文實業將以現金代價2,900港元將東方龍建之29%股本權益轉讓予威洋發展。因此，於完成股份轉讓後，東方龍建將成為合資公司，其股權分別由 貴集團擁有71%及由威洋發展擁有29%。

II. 意見之基礎及假設

吾等在歸納意見時，主要倚賴該通函所載之陳述、資料、意見及聲明，以及 貴公司、 貴董事及 貴公司之高級管理層向吾等提供之資料及聲明。吾等假設該通函所載或提述，或 貴公司、 貴董事及 貴公司之高級管理層另行向吾等提供之所有該等陳述、資料、假設、估計、意見及聲明，於作出及提供時直至該通函日期為止仍屬真實及有效。 貴公司、 貴董事及 貴公司之高級管理層對該等陳述、資料、假設、估計、意見及聲明負全責。吾等亦假設該通函內之「董事會函件」及本函件所載一切有關董事會信念、意見及意向之陳述均經審慎周詳考慮後而合理作出。吾等亦已徵求並獲得 貴公司、 貴董事及 貴公司之高級管理層確認，該通函所提供及提述之資料並無遺漏任何重要事項。

吾等認為，吾等已審閱在目前情況下所獲提供之全部現有資料及文件，並已採取上市規則第13.80條（包括有關附註）所規定之所有必須步驟，以便吾等能總結知情意見，及證明所獲提供之資料值得吾等信賴，足以為吾等之意見提供合理依據。吾等無理由懷疑 貴公司、 貴董事及 貴公司之高級管理層和彼等各自之顧問向吾等提供之資料及聲明之真實性、準確性及完整性，亦無理由認為吾等所獲提供或上述文件所提述之資料隱瞞或遺漏任何重要資料。然而，吾等並無對所獲提供之資料（尤其有關該地塊、抵押物業（定義見下文）及威洋發展之資料）進行獨立核證，亦無對 貴公司或其任何附屬公司之業務及事務進行獨立調查。

III. 所考慮之主要因素及理由

在總結推薦意見之過程中，吾等已考慮下列各項主要因素及理由：

1. 貴集團之主要業務及經營策略

貴集團主要從事房地產發展、專業建築、物業租賃、製造及貿易，和證券投資及買賣等業務。

誠如 貴公司截至二零零五年十二月三十一日止年度之年報所載， 貴集團將專注於以物業發展作為其主要業務之一。

合資公司提供金額約42,728,000港元之股東貸款）構成　貴公司之關連交易。按照就　貴集團在該交易中之資本承擔總額（包括股本及貸款）所作之適用規模測試計算，根據上市規則第14章，該交易亦構成　貴公司之主要交易。

因此，根據上市規則第14及14A章之規定，該交易必須獲獨立股東於　貴公司之股東大會上以投票方式批准。

June Glory為　貴公司之控股股東，於最後實際可行日期直接及間接持有　貴公司之已發行股本約53.95%。誠如「董事會函件」所載，June Glory並非(i)股東協議立約方或(ii)(a)股東協議任何立約方或(b)其股東之聯繫人（除June Glory透過　貴公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於　貴公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於　貴公司就批准該交易而召開之股東大會上放棄投票。

誠如「董事會函件」所載，　貴公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，　貴公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所亦已授予該項豁免。

雖然　貴公司獲豁免遵守該交易須經股東於股東大會上批准之規定，但仍須就該交易成立獨立董事委員會（由獨立非執行董事組成）向獨立股東提供意見，並刊發一份載有（其中包括）該交易詳情及獨立董事委員會所提供之意見之通函。

貴公司已成立獨立董事委員會，成員包括林濬先生、馬紹援先生及譚惠珠女士（均為獨立非執行董事），負責考慮該交易及就此向獨立股東提供意見。吾等獲獨立董事委員會委聘，負責就該交易之條款是否公平合理及是否符合　貴公司及股東之整體利益向獨立股東提供意見，並陳述吾等在向獨立股東提供意見過程中所考慮之各項因素。

以下所載為卓怡融資有限公司向獨立董事委員會及獨立股東發出之意見函件全文以供轉載於本通函。

ACCESS
CAPITAL
卓怡融資有限公司

香港
中環
夏慤道12號
美國銀行大廈
6樓606室

敬啟者：

主要及關連交易
就位於中國南京之物業發展項目成立合資公司
包括向合資公司提供融資

I. 緒言

吾等獲委任為獨立財務顧問，負責就成立合資公司（包括提供相當於初步融資剩餘金額29%之股東貸款）（「**該交易**」）向獨立董事委員會及獨立股東提供意見。有關該交易之詳情載於日期為二零零六年五月二十四日致股東之通函（「**該通函**」；本函件亦為其之一部份）中之「董事會函件」內。除文義另有所指外，本函件所用詞彙與該通函所界定者具有相同涵義。

誠如「董事會函件」所載，由於徐其鼎先生於訂立股東協議時為項目公司之董事，彼因身為 貴公司旗下一間附屬公司之董事而成為 貴公司之關連人士。此外，由於徐其鼎先生連同其聯繫人為威洋發展之控股股東，威洋發展是 貴公司之關連人士。因此，根據上市規則第14A章，ONFEM SPV與威洋發展就合資公司所達成之合資安排（包括向

吾等認為，該交易之條款實屬公平合理，且該交易符合本公司及股東之整體利益。因此，倘須就批准該交易召開股東特別大會，吾等推薦獨立股東投票贊成批准該交易之普通決議案。

此致

獨立股東 台照

代表
獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
林濬	**馬紹援**	**譚惠珠**

謹啟

二零零六年五月二十四日

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:230)

敬啟者:

主要及關連交易
就位於中國南京之物業發展項目成立合資公司
包括向合資公司提供融資

吾等就本公司日期為二零零六年五月二十四日之通函(「**該通函**」)致函　閣下,而本函件為該通函之一部份。除文義另有所指外,本函件所用詞彙與該通函所界定者具有相同涵義。

吾等已獲委任為獨立董事委員會之成員,考慮該交易之條款並就該交易之條款對獨立股東而言是否公平合理向獨立股東提供吾等之意見。卓怡融資有限公司已獲委任為獨立財務顧問,就該交易之條款向獨立董事委員會及獨立股東提供意見。

吾等謹請　閣下參閱該通函第5至14頁所載之董事會函件(當中載有(其中包括)該交易之資料)、該通函第17至29頁所載之卓怡融資有限公司函件(當中載有其就該交易之條款發表之意見)及該通函各附錄所載之其他資料。

經考慮訂立股東協議之原因及利益,以及考慮到該通函第17至29頁所載之卓怡融資有限公司函件所載述卓怡融資有限公司就該交易達致其意見時所考慮之主要因素後,

* *僅供識別*

為物色合適之房地產發展項目，本集團於二零零五年開始研究中國主要城市之住宅及商用房地產市場，最初以珠江三角洲地區為主，其後遍及北京、上海、廣州及南京以至長江三角洲等週邊地區。

於二零零五年，中國政府推出宏觀調控措施，以引導全國房地產市場趨向更健康之發展。中國對住宅及商用物業之需求仍然殷切。本集團對於開發中國房地產市場充滿信心。董事相信，二零零八年北京奧運、二零一零年上海世博及廣州亞運等盛事將為本集團之核心業務帶來商機。憑藉旗下附屬公司間發揮之協同效應，本集團致力令客戶所獲提供之產品及服務質素精益求精，以及提升其整體表現及盈利能力。此外，本集團將繼續加強其企業管治及提高公司透明度，令形象更鮮明。

9. 獨立意見

卓怡融資有限公司已獲委聘為獨立財務顧問，負責就該交易之條款向獨立董事委員會及獨立股東提供意見。敬希　閣下垂注(i)本通函第15至16頁所載之獨立董事委員會函件（載有獨立董事委員會就該交易向獨立股東提供之建議）；及(ii)本通函第17至29頁所載之卓怡融資有限公司函件（載有卓怡融資有限公司就該交易之條款向獨立董事委員會及獨立股東提供之意見以及卓怡融資有限公司就達致其建議時予以考慮之主要因素及理由）。

經考慮卓怡融資有限公司函件所載卓怡融資有限公司之意見（尤其是加以考慮之主要因素及理由）後，獨立董事委員會認為該交易之條款對股東而言實屬公平合理，且符合本公司及股東之整體利益。

10. 其他資料

敬希　閣下垂注本通函各附錄所載本集團之財務資料、本集團之備考財務資料、該地塊之估值報告及一般資料。

此致

列位股東　台照

代表董事會
東方有色集團有限公司
董事總經理
王幸東
謹啟

二零零六年五月二十四日

獨立第三者，與本公司及其附屬公司之董事、最高行政人員及主要股東和彼等之聯繫人概無關連。此外，董事謹此確認就其在作出一切合理查詢後所知、所獲資料顯示及所信，於最後實際可行日期，威洋發展之股東概無持有本公司任何證券。

根據就本集團在該交易中之資本承擔總額（包括股本及貸款）所作之適用規模測試，按上市規則第14.07條規定之有關百分比率為超出25%但不足75%。因此，根據上市規則，該交易亦構成本公司之主要交易。

根據上市規則第14章及14A章，該交易必須獲獨立股東於股東大會上以投票方式批准方可作實。

June Glory為本公司之控股股東，於最後實際可行日期直接及間接持有股份416,585,852股，佔本公司之已發行股本約53.95%。June Glory並非(i)股東協議立約方或(ii)(a)股東協議任何立約方或(b)其股東之聯繫人（除June Glory透過本公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於本公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於本公司就批准該交易而召開之股東大會上放棄投票。**本公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，本公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所已授予該項豁免。**

董事會已成立獨立董事委員會，成員包括林濬先生、馬紹援先生及譚惠珠女士，負責就該交易向獨立股東提供意見，並已委聘卓怡融資有限公司擔任獨立財務顧問，負責就該交易之條款向獨立董事委員會及獨立股東提供意見。

8. 前景

作為中國五礦集團公司之海外上市房地產發展旗艦，本集團將專注發展旗下在中國之房地產開發業務，同時亦積極尋求在其他行業中物色極具發展潛質之項目。此舉將使本集團得以實現業務多元化及擴闊盈利來源，達致「拓展業務、增加盈利」之目標。

6. 訂立股東協議及提供超額貸款之理由及利益

本集團主要從事房地產發展、專業建築、物業租賃、製造及貿易，和證券投資及買賣等業務。誠如本公司近年刊發之年報所載，本集團明確表示將以物業發展作為其主要業務之一。於該地塊上進行物業發展項目符合本集團之業務目標。

徐其鼎先生對於在中國（尤其是南京）從事物業發展方面擁有豐富知識及經驗。徐其鼎先生曾聯同其業務夥伴管理及投資三個於中國南京的住宅物業發展項目，其中一個經已落成及售出；其餘兩個則正進行發售，而大部份單位亦已售出。徐其鼎先生亦曾聯同其業務夥伴管理及投資兩個於北京的住宅物業發展項目，其中一個現正進行發售，而另一個項目則仍在規劃階段。管理層認為，徐其鼎先生熟悉中國南京之物業市場情況，且具備在當地進行物業發展所需之業務及人際網絡，此等均為發展該地塊之有利條件。

根據就徐其鼎先生及徐其理先生與本集團合作而進行商議之結果，ONFEM SPV（或透過其指定之一間或多間公司）同意向合資公司提供超額貸款。超額貸款與合資公司所獲提供之其他股東貸款無異，同樣須按照中國就金額、年期及條款相若之貸款採用之適用利率計算利息。

董事謹此確認，股東協議之條款乃經公平原則磋商後按正常商業條款釐定，實屬公平合理，且符合本公司及股東之整體利益。

7. 關連及主要交易和豁免遵守召開股東大會之規定

由於徐其鼎先生於訂立股東協議時為項目公司之董事，彼因身為本公司旗下一間附屬公司之董事而成為本公司之關連人士。此外，由於徐其鼎先生連同其聯繫人為威洋發展之控股股東，威洋發展是本公司之關連人士。因此，根據上市規則，ONFEM SPV與威洋發展就合資公司所達成之合資安排（包括提供超額貸款）構成本公司之關連交易。除上文所述徐其鼎先生與本公司之連繫及徐其鼎先生與威洋發展其餘股東之關係外，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，威洋發展之股東均為

本公司委聘永利行評值顧問有限公司評估該地塊於二零零六年三月三十一日之價值為人民幣160,000,000元(約153,846,000港元),日期為二零零六年五月二十四日之估值報告載於本通函之附錄三。

於最後實際可行日期,該地塊之地價總額人民幣160,000,000元(約153,846,000港元)其中人民幣112,000,000元(約107,692,000港元)經已支付。預期該地塊之剩餘地價將約於二零零六年五月三十日或以前全數支付。預期在付清有關地價後,該地塊之土地使用權證約於二零零六年七月發出。

4. 資金來源

ONFEM SPV投資於合資公司所需資金將來自本集團之內部資源及財務機構之借貸。本公司尚未決定ONFEM SPV於合資公司的投資總額中利用內部資源與向外借貸之比例。於最後實際可行日期,本集團透過ONFEM SPV以股東貸款形式向合資公司提供合共約143,183,000港元之融資,其中約70,000,000港元來自銀行借貸,另約73,183,000港元則由本集團之內部資源提供。預期初步融資之剩餘金額約人民幣153,230,000元(約147,337,000港元)將全數由本集團約於二零零六年六月或之前透過ONFEM SPV以股東貸款形式提供。

5. 財務影響

ONFEM SPV投資於合資公司所需資金將來自本集團之內部資源及財務機構之借貸,此舉將令本集團之負債比率上升。成立合資公司對本集團之資產淨值並無重大影響。

上述本集團之借貸增加將令本集團之財務成本增加。然而,由於涉及初步融資之股東貸款將由本集團向合資公司提供然後轉予項目公司,而股東貸款須按相當於中國就金額、年期及條款相若之貸款所採用之利率計算利息,並由項目公司支付,且財務成本將於該地塊進行開發期間資本化,故就此按綜合基準計算亦不會對本集團之盈利有重大影響。

根據東方龍建於二零零五年十二月三十一日之經審核財務報表顯示,東方龍建之淨負債約為13,000港元,而其截至二零零五年十二月三十一日止年度之除稅前及除稅後虧損則約為1,051,000港元。因此,按東方龍建於二零零五年十二月三十一日之經審核淨負債計算,以2,900港元將東方龍建之29%股本權益轉讓予威洋發展將為本集團帶來約6,670港元之收益。東方龍建截至二零零四年十二月三十一日止年度之經審核除稅前及除稅後虧損均約為16,000港元。本集團擬將該收益用作一般營運資金。

股權結構將根據ONFEM SPV及威洋發展於東方龍建的注資額（包括股東貸款及抵押資產之獲接受價值）的比例作出調整。

由於在訂立股東協議時尚未能確定進一步融資（如有）之金額，故本公司於進一步融資（如有）之金額可確定時，將會遵守上市規則適用之披露及股東批准規定。

先決條件

股東協議須達成下列先決條件方可作實：

(1) 本公司須於股東大會上獲其股東批准或根據上市規則就該交易取得獲聯交所接受之股東書面批准；及

(2) 威洋發展須如上文「合資公司及項目公司之估計初步投資金額及融資安排」一段所述安排或促使將若干無產權負擔之物業抵押予ONFEM SPV。

第(1)項先決條件經已達成。倘第(2)項先決條件未能於二零零六年六月十五日（或ONFEM SPV與威洋發展協定之較後日期）或之前達成或獲豁免，股東協議將予終止，屆時股東協議之立約方均不再享有股東協議賦予之權利，亦毋須履行股東協議規定之責任，惟於終止股東協議之前已產生之權利及補償除外。

完成

股份轉讓將於ONFEM SPV以書面通知威洋發展已達成及／或獲豁免上述先決條件之後10個工作日（或ONFEM SPV與威洋發展協定之較後日期）內完成。於完成股份轉讓時，金文實業將按每股1港元之代價（相等於東方龍建之股份面值）將東方龍建之普通股2,900股（佔東方龍建之已發行股本29%）轉讓予威洋發展。合資公司之實收資本為10,000港元。威洋發展須於完成股份轉讓時就上述轉讓以現金支付所需代價2,900港元。

3. 該地塊之進一步資料

該地塊為一幅住宅（包括配套商用設施）用地，總面積約為310,295.5平方米，估計樓面建築面積共約237,665.4平方米。

本3,300,000美元（約25,740,000港元）外），ONFEM SPV及威洋發展可（而於項目公司增加註冊資本之情況下則必須）按照各自於合資公司所佔之股權比例以股東貸款形式向合資公司提供進一步融資。

股東協議亦規定，進一步融資可能需由ONFEM SPV不時以股東貸款形式獨力向合資公司提供，惟項目公司增加註冊資本之情況則屬例外。在此情況下，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將無產權負擔並獲ONFEM SPV接受之資產抵押予ONFEM SPV，而獲接受價值總額不得低於按照威洋發展當時於合資公司所持股權比例計算之應佔股東貸款。

根據股東協議，本公司可不時委任物業估值師重估抵押物業及威洋發展根據股東協議抵押（或由威洋發展促使抵押）予ONFEM SPV之任何其他資產（「**總抵押資產**」）之價值，而倘總抵押資產之重估值（「**總抵押資產重估值**」）低於總抵押資產於各有關物業及／或資產抵押予ONFEM SPV時之估值總額（「**總抵押資產估值**」），威洋發展同意按ONFEM SPV指示安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將額外之無產權負擔資產（「**額外抵押資產**」）抵押予ONFEM SPV。額外抵押資產必須獲ONFEM SPV接受，而獲接受價值總額不得低於總抵押資產估值與總抵押資產重估值兩者間之差額。

倘合資公司無法償還其尚欠ONFEM SPV而以總抵押資產及額外抵押資產（如有）作抵押之部份股東貸款，ONFEM SPV有權行使有關抵押品之權利以抵償有關部份之股東貸款。

倘(i)於需要進一步融資（並非於項目公司增加註冊資本之情況下）時，威洋發展無法提供股東貸款或安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）獲ONFEM SPV接受之無產權負擔資產予以抵押，或(ii)威洋發展（於項目公司增加註冊資本之情況下）無法提供股東貸款，或(iii)威洋發展無法提供（或促使提供）額外抵押資產，東方龍建之

合資公司及項目公司之估計初步投資金額及融資安排

ONFEM SPV及威洋發展估計，初步融資將約為人民幣180,000,000元（約173,077,000港元）。初步融資將由合資公司以註冊資本及股東貸款形式提供。

於二零零五年十二月九日，本公司（代表ONFEM SPV）收到威洋發展一筆為數957,000美元（約7,465,000港元）之現金，作為徐其鼎先生及徐其理先生根據本公司與徐其鼎先生及徐其理先生對訂立上述無約束力意向書的商議內容中所應付該地塊之投標按金。於完成股份轉讓後，威洋發展所付之上述款項將作為威洋發展按照其於合資公司所佔股權比例向合資公司提供之股東貸款，用以注入為項目公司之註冊資本。

根據股東協議，初步融資之剩餘金額約人民幣153,230,000元（約147,337,000港元）（即初步融資人民幣180,000,000元（約173,077,000港元）減威洋發展之注資額957,000美元（約7,465,000港元）及ONFEM SPV應佔項目公司之註冊資本2,343,000美元（約18,275,000港元））將由ONFEM SPV（及／或其指定之一間或多間公司）以股東貸款形式獨力向合資公司提供。作為本公司與徐其鼎先生及徐其理先生之部份商議內容及根據股東協議，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將若干無產權負擔之物業（「**抵押物業**」）抵押予ONFEM SPV，作為合資公司向ONFEM SPV償還超額貸款之抵押品。抵押物業必須獲ONFEM SPV接受，而獲接受價值總額不得低於超額貸款。所有抵押物業均為香港之房地產物業。

根據項目公司估計，預期上述合資公司欠負威洋發展金額約7,465,000港元及欠負ONFEM SPV金額約165,612,000港元之股東貸款將於二零零九年該地塊第一期發展項目推出發售時全數償還。

本公司已委聘獨立物業估值師永利行評值顧問有限公司評估抵押物業（包括五項住宅及兩項商用物業）之價值。根據永利行評值顧問有限公司於二零零六年三月三十一日就抵押物業進行之估值，抵押物業之價值合共約53,500,000港元。

項目公司將於其資金需求超出初步融資時安排由財務機構提供所需資金。倘財務機構提供之融資不敷應用，或倘項目公司之註冊資本必須增加（除首次註冊資

背景資料

於二零零五年十二月二十一日，本公司與徐其鼎先生及徐其理先生訂立一項無約束力意向書，商訂按71:29之比例參與競投及共同開發該地塊之主要條款。於同日，本公司透過其間接全資附屬公司東方龍建參與公開招標，以人民幣160,000,000元（約153,846,000港元）競投該地塊之土地使用權。東方龍建於二零零五年十二月二十三日宣告中標。

於二零零六年一月五日，東方龍建成立項目公司，以取得該地塊之法定所有權及承辦該地塊之物業發展項目。本公司已繳足項目公司之註冊資本3,300,000美元（約25,740,000港元）。於項目公司成立時，徐其鼎先生獲委任為項目公司四名董事之一。

作為本公司與徐其鼎先生及徐其理先生就競投及共同開發該地塊之部份商議內容，徐其鼎先生及徐其理先生擬透過威洋發展（由徐其鼎先生（連同其妻子及兒子）及徐其理先生（連同其女兒）擁有）與本集團成立一間合資公司，而威洋發展將擁有合資公司之29%股本權益。ONFEM SPV、威洋發展及東方龍建遂在此情況下訂立股東協議。根據股東協議，金文實業將以現金代價2,900港元將東方龍建之29%股本權益轉讓予威洋發展。因此，於完成股份轉讓後，東方龍建將成為合資公司，其股權分別由本集團擁有71%及由威洋發展擁有29%。東方龍建將繼續為本公司之附屬公司，而其財務報表將繼續併入本集團之財務報表綜合計算。

合資公司及項目公司之業務目標

合資公司為項目公司之投資控股公司，而項目公司之主要業務將為在該地塊上進行物業發展。

合資公司及項目公司之管理

合資公司及項目公司之董事會均由四名董事組成。ONFEM SPV及威洋發展分別有權委派三名及一名董事加入合資公司及項目公司之董事會。一切有關在該地塊上進行物業發展之重大事項均由合資公司或項目公司（視乎情況而定）之董事會決定。

項目公司將由ONFEM SPV及威洋發展委派之高層管理人員管理。

June Glory為本公司之控股股東，於最後實際可行日期直接及間接持有股份416,585,852股，佔本公司之已發行股本約53.95%。June Glory並非(i)股東協議立約方或(ii)(a)股東協議任何立約方或(b)其股東之聯繫人（除June Glory透過本公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於本公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於本公司就批准該交易而召開之股東大會上放棄投票。**本公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，本公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所已授予該項豁免。**

本通函旨在(i)向股東提供有關股東協議之進一步詳情；(ii)列載獨立董事委員會就該交易之條款向獨立股東提供之意見；及(iii)列載卓怡融資有限公司就該交易之條款向獨立董事委員會及獨立股東提供之意見。

2. 股東協議

日期

二零零六年四月十一日

立約方

(1) ONFEM SPV;

(2) 威洋發展，該公司之主要業務為投資控股；及

(3) 東方龍建

主體事項

股東協議詳列（其中包括）將東方龍建之29%股本權益由金文實業轉讓予威洋發展，以及如何管理和營運合資公司，包括為合資公司及項目公司作出之融資安排。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:230)

執行董事:
周中樞先生,*主席*
王幸東先生,*董事總經理*
閻西川先生,*董事副總經理*
錢文超先生
何小麗女士

獨立非執行董事:
林　濬先生
馬紹援先生
譚惠珠女士

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點:
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈
18樓

敬啟者:

主要及關連交易
就位於中國南京之物業發展項目成立合資公司
包括向合資公司提供融資

1. 緒言

本公司於二零零六年四月十一日宣佈,ONFEM SPV與威洋發展及東方龍建訂立股東協議;據此,東方龍建將成為合資公司,並透過項目公司在該地塊上進行物業發展。於完成股份轉讓後,東方龍建之股本權益將分別由本集團擁有71%及由威洋發展擁有29%。

根據上市規則,該交易(成立合資公司,包括提供超額貸款)構成本公司之主要及關連交易。

* *僅供識別*

「股東」	指	股份之持有人
「股東協議」	指	由ONFEM SPV、威洋發展及東方龍建於二零零六年四月十一日訂立之東方龍建股東協議
「股份」	指	本公司已發行股本中每股面值0.10港元之股份
「SL」	指	Stillpower Limited，一間根據香港法例註冊成立之有限公司，並為本公司之間接全資附屬公司
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	成立合資公司，包括提供超額貸款
「威洋發展」	指	威洋發展有限公司，一間根據香港法例註冊成立之有限公司，其股權分別由： 徐其鼎先生擁有26.67%； 徐其理先生擁有23.33%； 徐其鼎先生之妻子丘曼真女士擁有10%； 徐其鼎先生之兒子徐鋒先生擁有15%； 徐其鼎先生之兒子徐毅先生擁有15%；及 徐其理先生之女兒徐丹女士擁有10%
「工作日」	指	香港銀行慣常開放營業日（不包括星期六）
「港元」	指	香港之法定貨幣
「人民幣」	指	中國之法定貨幣
「美元」	指	美國之法定貨幣
「%」	指	百分比

除另有說明外，人民幣及美元兑港元乃分別按1.00港元＝人民幣1.04元及1.00美元＝7.80港元之匯率換算。該換算並不代表有關金額經已按照、本可按照或可以按照任何特定匯率換算。

「該地塊」	指	一幅位於中國南京市江寧區科學園之地塊，根據東方龍建與中國江蘇省南京市國土資源局江寧分局於二零零五年十二月二十七日訂立之國有土地使用權出讓合同所載其土地編號為2005G108
「最後實際可行日期」	指	二零零六年五月十九日，即本通函付印前確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「徐其理先生」	指	徐其鼎先生之兄長
「徐其鼎先生」	指	徐其理先生之弟弟
「東方龍建」或「合資公司」	指	東方龍建有限公司，一間根據香港法例註冊成立之有限公司，於完成股份轉讓前為本公司之間接全資附屬公司。目前東方龍建之股權分別由金文實業及SL（以信託形式代表金文實業）擁有99.8%及0.2%；而於完成股份轉讓後，則分別由金文實業、SL（以信託形式代表金文實業）及威洋發展擁有70.8%、0.2%及29%
「ONFEM SPV」	指	金文實業及SL
「中國」	指	中華人民共和國，就本通函而言並不包括香港、澳門特別行政區及台灣
「項目公司」	指	龍建（南京）置業有限公司，一間於二零零六年一月五日在中國成立之公司，並由東方龍建全資擁有
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份轉讓」	指	金文實業根據股東協議之條款及條件將東方龍建之29%股本權益轉讓予威洋發展

「獨立董事委員會」	指	由董事會成立之本公司獨立董事委員會，成員包括林濬先生、馬紹援先生及譚惠珠女士（全部均為獨立非執行董事），負責就該交易之條款向獨立股東提供意見
「獨立股東」	指	不包括任何於該交易中擁有重大利益之關連人士及任何於該交易中擁有重大利益之股東在內之全體股東，而在此情況下，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，全體股東均與威洋發展概無關連，亦無於該交易中擁有重大利益
「初步融資」	指	據ONFEM SPV及威洋發展估計，在與財務機構安排並獲其向項目公司提供融資之前，項目公司所需共約人民幣180,000,000元（約173,077,000港元）之融資，以全數支付有關地價及其他前期開支，包括項目公司之註冊資本3,300,000美元（約25,740,000港元）
「June Glory」	指	June Glory International Limited，一間於英屬處女群島註冊成立之有限公司，並為中國五礦香港控股有限公司之全資附屬公司，亦是本公司之控股股東（定義見上市規則），於最後實際可行日期直接及間接擁有本公司之已發行股本約53.95%
「金文實業」	指	金文實業有限公司，一間根據香港法例註冊成立之有限公司，並為本公司之間接全資附屬公司

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人」	指	上市規則所賦予之涵義
「董事會」	指	本公司之董事會
「本公司」	指	東方有色集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	上市規則所賦予之涵義
「控股股東」	指	上市規則所賦予之涵義
「董事」	指	本公司之董事（包括獨立非執行董事）
「超額貸款」	指	初步融資剩餘金額約人民幣153,230,000元（約147,337,000港元）之29%（相當於人民幣44,437,000元，或42,728,000港元），即為數人民幣180,000,000元（約173,077,000港元）之初步融資減威洋發展之注資額957,000美元（約7,465,000港元）及ONFEM SPV所佔項目公司之註冊資本2,343,000美元（約18,275,000港元）
「進一步融資」	指	項目公司不時因初步融資及項目公司所能安排由財務機構提供之融資或項目公司除現有首次註冊資本3,300,000美元（約25,740,000港元）外另須增加之註冊資本不敷應用而出現之融資需求
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區

目　錄

此乃要件　請即處理

閣下對本通函任何內容或應採取之行動**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

主要及關連交易
就位於中國南京之物業發展項目成立合資公司
包括向合資公司提供融資

東方有色集團有限公司之財務顧問

偉業融資有限公司

東方有色集團有限公司獨立董事委員會及
獨立股東之獨立財務顧問

ACCESS
CAPITAL
卓怡融資有限公司

獨立董事委員會（定義見本通函）之函件載於本通函第15至16頁。

獨立董事委員會及獨立股東（定義見本通函）之獨立財務顧問卓怡融資有限公司就向獨立董事委員會及獨立股東提供意見而發出之函件載於本通函第17至29頁。

* *僅供識別*

二零零六年五月二十四日